Exhibit 99.1

BARRICK GOLD CORPORATION

TECHNICAL REPORT ON THE

LAGUNAS NORTE MINE,

LA LIBERTAD REGION, PERU

NI 43-101 Report

Qualified Persons:

Luke Evans, P.Eng.

Glen Ehasoo, P.Eng.

Kathleen Ann Altman, Ph.D., P.E.

March 16, 2012

ROSCOE POSTLE ASSOCIATES INC.

Report Control Form

Document Title	Technical Report on the Lagunas Norte Mine, La Libertad Region, Peru

Client Name & Address	Barrick Gold Corporation Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street, P.O. Box 212 Toronto, Ontario M5J 2S1

Document Reference	Project # 1681	Status & Issue No.	Final Version	Rev 0

Issue Date	March 16, 2012

Lead Author	Luke Evans Glen Ehasoo Kathleen Ann Altman	(Signed) (Signed) (Signed)
(

Peer Reviewer	Graham G. Clow Deborah McCombe	(Signed) (Signed)

Project Manager Approval	Luke Evans	(Signed)

Project Director Approval	Graham Clow	(Signed)

Report Distribution	Name		No. of Copies
Client

	RPA Filing		1 (project box)

Roscoe Postle Associates Inc. 55 University Avenue, Suite 501 Toronto, Ontario M5J 2H7 Canada Tel: +1 416 947 0907 Fax: +1 416 947 0395 mining@rpacan.com

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TABLE OF CONTENTS

PAGE

1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-7

2 INTRODUCTION	2-1

3 RELIANCE ON OTHER EXPERTS	3-1

4 PROPERTY DESCRIPTION AND LOCATION	4-1

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
Accessibility	5-1
Climate	5-1
Local Resources	5-2
Infrastructure	5-2
Physiography	5-3

6 HISTORY	6-1

7 GEOLOGICAL SETTING AND MINERALIZATION	7-1
Regional Geology	7-1
Local Geology	7-3
Property Geology	7-5
Mineralization	7-11
Material Classification	7-15

8 DEPOSIT TYPES	8-1

9 EXPLORATION	9-1
Exploration Potential	9-1

10 DRILLING	10-1

11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
Sampling Method and Approach	11-1
Sample Preparation, Analyses and Security	11-2

12 DATA VERIFICATION	12-1

13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1

14 MINERAL RESOURCE ESTIMATE	14-1
Summary	14-1
Geological Models	14-2
Geological Domains	14-6
Grade Domains	14-6
Density Data	14-8
Cut-Off Grades	14-8

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page i

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Assay Statistics and Capping of High Grades	14-9
Composites	14-12
Contact Plot Analysis	14-14
Variography	14-14
Resource Estimation Methodology	14-18
Resource Estimate Validation	14-28
Resource Classification	14-33

15 MINERAL RESERVE ESTIMATE	15-1

16 MINING METHODS	16-1
Summary of Mining Operations	16-1
Mine Design	16-4
Ground Conditions/Slope Stability	16-10
Production Schedule	16-14
Waste Rock	16-15
Heap Leach Facility	16-16
Mine Equipment	16-17
Manpower	16-19
Mine Infrastucture	16-19

17 RECOVERY METHODS	17-1
Process Description	17-1

18 PROJECT INFRASTRUCTURE	18-1
Buildings and Facilities	18-2
Communications	18-3

19 MARKET STUDIES AND CONTRACTS	19-1
Markets	19-1
Contracts	19-1

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
Environmental Studies	20-1
Project Permitting	20-1
Reclamation	20-2
Social or Community Requirements	20-2

21 CAPITAL AND OPERATING COSTS	21-1
Capital Costs	21-1
Operating Costs	21-1
Manpower	21-3

22 ECONOMIC ANALYSIS	22-1

23 ADJACENT PROPERTIES	23-1

24 OTHER RELEVANT DATA AND INFORMATION	24-1

25 INTERPRETATION AND CONCLUSIONS	25-1

26 RECOMMENDATIONS	26-1

27 REFERENCES	27-1

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28 DATE AND SIGNATURE PAGE	28-1

29 CERTIFICATE OF QUALIFIED PERSON	29-1

LIST OF TABLES

PAGE

Table 1-1 Mineral Resources – December 31, 2011	1-2
Table 1-2 Mineral Reserves – December 31, 2011	1-2
Table 1-3 Capital Costs Summary	1-15
Table 2-1 List of Abreviations	2-4
Table 4-1 Mining Concessions	4-3
Table 7-1 Material Classification	7-18
Table 10-1 DDH and RC Drilling Details	10-1
Table 10-2 Drilling Summary	10-1
Table 11-1 QC Insertion Rates	11-4
Table 12-1 2008 to 2011 Data Verification	12-2
Table 13-1 Ore Types	13-1
Table 13-2 Metallurgical Model Recoverable Recovery Algorithms	13-2
Table 13-3 Recovery Evaluation	13-3
Table 14-1 Mineral Resources – December 31, 2011	14-1
Table 14-2 Lithology Codes	14-3
Table 14-3 Geostructural Codes	14-3
Table 14-4 Grade Domain Codes	14-6
Table 14-5 Resource Internal Cut-off Grades	14-8
Table 14-6 Au Capping Levels	14-10
Table 14-7 Gold Composite Statistics By lithology	14-13
Table 14-8 Gold Estimation Parameters	14-20
Table 14-9 Tonnage Factors	14-27
Table 15-1 Mineral Reserves – December 31, 2011	15-1
Table 16-1 Lagunas Norte Production History	16-1
Table 16-2 Ore Type Classification	16-5
Table 16-3 Mine Optimization Parameters	16-6
Table 16-4 Internal Cut-off Grades, Mine Reserves	16-9
Table 16-5 Mine Design Parameters	16-10
Table 16-6 Summary of Piteau Highwall Slope Design Recomendations	16-11
Table 16-7 Summary of Footwall Slope Design Recomendations	16-11
Table 16-8 Mine Production Schedule	16-14
Table 16-9 Heap Leach Placement Schedule	16-15
Table 16-10 Mine Equipment Fleet	16-19
Table 21-1 Capital Costs Summary	21-1
Table 21-2 Mine Operating Costs	21-2
Table 21-3 Process Operating Costs	21-2
Table 21-4 G&A Costs	21-3
Table 21-5 Mine Site Manpower	21-3

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
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LIST OF FIGURES

PAGE

Figure 4-1 Location Map	4-2
Figure 4-2 Property Map	4-4
Figure 4-3 Royalty Map	4-5
Figure 7-1 Regional Geology	7-2
Figure 7-2 Local Geology	7-6
Figure 7-3 Property Geology	7-7
Figure 7-4 Stratigraphic Column	7-8
Figure 7-5 Shulcahuanca Dome	7-9
Figure 7-6 Cross-Section Looking Northwest	7-10
Figure 7-7 Gold Grade Thickness Contours	7-13
Figure 7-8 TCM Versus Gold Recovery	7-16
Figure 7-9 In-Pit Material Type Flag System	7-19
Figure 9-1 Satellite Deposits	9-2
Figure 10-1 DDH and RC Drilling by Year	10-2
Figure 10-2 Drill Hole Plan	10-3
Figure 14-1 Lithological Domains on 4,050 m Bench	14-4
Figure 14-2 Geostructural Domains on 4,050 m Bench	14-5
Figure 14-3 Grade Domains on 4,050 m Bench	14-7
Figure 14-4 Assay Cumulative Frequency Distribution – Gold	14-11
Figure 14-5 Gold Contact Plot for Volcanic and Sandstone Rocks	14-15
Figure 14-6 Gold Contact Plot for GS1 and GS2	14-16
Figure 14-7 Lagunas Norte Gold Indicator Variogram	14-17
Figure 14-8 Block and Composite Au Grades	14-29
Figure 14-9 Gold Block Versus Composite Graphs	14-31
Figure 14-10 Gold Swath Plot	14-32
Figure 16-1 Lagunas Norte General Site Arrangement	16-2
Figure 16-2 Lagunas Norte Final Pit Slope Domains in Plan	16-13
Figure 17-1 Simplified Process Flow Sheet	17-5

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page iv

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1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Barrick Gold Corporation (Barrick) to prepare an independent Technical Report on the Lagunas Norte Gold Mine (the Project) in Peru. The purpose of this report is to support public disclosure of Mineral Resource and Mineral Reserve estimates at the Project as of December 31, 2011. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects. RPA visited the property from November 28 to 30, 2011.

Barrick is a Canadian publicly traded mining company with a large portfolio of operating mines and projects across five continents. The Lagunas Norte Mine is located in the District of Quiruvilca in the Province of Santiago de Chuco and the Department of La Libertad, in north-central Peru. The mine site is approximately 90 km east of the coastal city of Trujillo.

Lagunas Norte is a large open-pit, heap leach gold and silver mine in the high Andean Cordillera. Operations include open pit mining of gold-silver ore, crushing, and extraction of precious metals using heap leaching and Merrill-Crowe recovery. Since Lagunas Norte started production in March 2005, the mine has recovered 6.5 million ounces of gold and over three million ounces of silver from approximately 137 million tonnes of ore averaging 1.81 g/t Au and 3.6 g/t Ag.

Mining an average of approximately 23 million tonnes per year of ore and an average of approximately 20 million tonnes of waste per year is scheduled for Lagunas Norte over the next eight years. Leaching will continue for two years after mining ceases, with mine operations concluding in 2021. Most of the ore is crushed prior to placement on the heap leach facility.

The Project is owned and operated by Minera Barrick Misquichilca S.A. (MBM), a wholly-owned Peruvian subsidiary of Barrick. The mine is part of the Alto Chicama property. A 2.51% net smelter royalty is paid to Peruvian state company Activos Mineros S.A.C., formerly Centromin Peru S.A. (Centromin). In December 2006, Centromin transferred all of its rights and obligations with respect to the mine to Activos Mineros S.A.C. (Activos Mineros), a state mining company.

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Table 1-1 summarizes open pit Mineral Resources exclusive of Mineral Reserves as of December 31, 2011.

TABLE 1-1 MINERAL RESOURCES – DECEMBER 31, 2011

Barrick Gold Corporation – Lagunas Norte Mine

	Tonnage	Grade		Contained Metal
Category	(Mt)	(g/t Au)	(g/t Ag)	(000 oz Au)	(000 oz Ag)
Measured	0.8	0.47	1.9	12	50
Indicated	31.1	0.49	1.8	493	1,778

Total Measured and Indicated	31.9	0.49	1.8	505	1,828

Inferred	7.2	0.47	1.7	109	397

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated using a gold price of US$1,400 per ounce and a US$/PEN exchange rate of 2.75.
3.	Mineral Resources are estimated at gold cut-off grades that vary by material type from approximately 0.119 g/t to 0.692 g/t.
4.	Mineral Resources are exclusive of Mineral Reserves.
5.	Numbers may not add due to rounding.

Table 1-2 summarizes the open pit Mineral Reserves, including existing stockpiles scheduled for processing and inventory, as of December 31, 2011.

TABLE 1-2 MINERAL RESERVES – DECEMBER 31, 2011

Barrick Gold Corporation – Lagunas Norte Mine

Category	Tonnage (Mt)	Au (g/t)	Ag (g/t)	Contained Metal (Moz Au)	Contained Metal (Moz Ag)
Proven	8.7	1.06	4.0	0.30	1.1
Probable	179.0	0.96	3.8	5.53	21.9
Stockpiles	5.6	1.49	3.1	0.27	0.6
Inventory	1.2	1.47	8.5	0.06	0.3

Proven & Probable	194.5	0.98	3.8	6.15	23.9

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a variable cut-off grade based on process cost, recovery and profit. The cut-offs vary from approximately 0.14 g/t Au to 0.80 g/t Au.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce and an US$/PEN exchange rate of 2.75.
4.	The Mineral Reserve estimate includes inventory.
5.	Numbers may not add due to rounding.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
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CONCLUSIONS

Based on the site visit and subsequent review, RPA offers the following conclusions:

MINERAL RESOURCE ESTIMATION

•

The 2011 year-end Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, total 31.9 million tonnes averaging 0.49 g/t Au and 1.8 g/t Ag and contain 505,000 ounces of gold and 1.83 million ounces of silver.

•	The 2011 year-end Inferred Mineral Resources total 7.2 million tonnes averaging 0.47 g/t Au and 1.7 g/t Ag and contain 109,000 ounces of gold and 397,000 ounces of silver.

•

Mineral Resource estimates have been prepared utilizing acceptable estimation methodologies. The classification of Measured, Indicated, and Inferred Resources, stated in Table 1-1, conform to CIM Definition Standards for Mineral Resources and Mineral Reserves dated November 27, 2010 (CIM definitions).

•	The current drill hole database is reasonable for supporting a resource model for use in Mineral Resource and Mineral Reserve estimation.

•

The methods and procedures utilized by MBM at the Lagunas Norte Mine to gather geological, geotechnical, assaying, density, and other information are reasonable and meet generally accepted industry standards. Standard operating protocols are well documented and updated on a regular basis for most of the common tasks. MBM developed and implemented its own laboratory information management system (LIMS) for the mine laboratory. The mine carries out regular comparisons with blast hole data, previous models, and production reconciliation results to calibrate and improve the resource modelling procedures.

•

Exploration and development sampling and analysis programs use standard practices, providing generally reasonable results. The resulting data can effectively be used for the estimation of Mineral Resources and Mineral Reserves.

•

The positive gold reconciliation variance of approximately 20% in the past has improved significantly to only 3% due mostly to infill reverse circulation (RC) drilling and procedural improvements to the resource model.

•	Overall, RPA is of the opinion that MBM has done very high quality work that exceeds industry practice.

MINING AND MINERAL RESERVES

•

The open pit Proven and Probable Reserves, including existing stockpiles scheduled for processing and inventory, are estimated to be 194.5 million tonnes grading 0.98 g/t Au and 3.8 g/t Ag, containing 6.2 million ounces of gold and 23.9 million ounces of silver.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
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•	The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves, stated in Table 1-2, conform to CIM definitions.

•	The operating data and the supporting documents were prepared using standard industry practices and provide reasonable results and conclusions.

•

Recovery and cost estimates are based upon actual operating data and engineering to support a Mineral Reserve statement. Economic analysis using these estimates generates a positive cash flow, which supports a statement of Mineral Reserves.

•

The current Lagunas Norte production schedule provides reasonable results and, in RPA’s opinion, meets the requirements for statement of Mineral Reserves. In addition to the Mineral Reserves within the ultimate pit, there are Mineral Resources and potential sulphide resources that represent opportunities for the future.

ENVIRONMENTAL CONSIDERATIONS

•

The environmental and social practices at Lagunas Norte appear to be very effective. The use of ranches/farms, including the trout farm, to demonstrate the viability of the coexistence of agriculture and mining appears to be very effective. Also, the transparency of the water sampling along with representatives from the local community and the voluntary reclamation and remediation of the historic coal mining areas have clearly enabled Barrick to have a strong “social licence to operate” Lagunas Norte.

PROCESS

•	RPA confirmed that the formulae used to estimate gold and silver recovery meet industry standards.

•

The Lagunas Norte operation is an excellent operation where the staff have made intelligent and innovative use of the available resources. For example, using solution recirculation to increase the amount of solution going to the leach pad is an excellent idea. It not only provides additional solution to meet the required ratio of solution to ore, but increases the gold grade of the solution which makes the Merrill-Crowe zinc cementation process work more efficient and reduces costs.

•

The solution management practices exceed industry standards under extremely difficult conditions. Not only is there a high net positive water balance, but there is an effective, efficient water management system that includes acid rock drainage (ARD) water treatment, secondary water treatment, and other processes. It is clear that a lot of thought went into the development and integration of all of the solution management processes.

•

One of the processing constraints is difficulty in reducing the ammonia concentration to less than 10 ppm in the effluent from the water treatment facilities prior to discharge from the mine. While it is accepted that much of the ammonia comes from cyanide and cyanate, a portion of it may be residue from

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the blasting. If the amount of ammonium nitrate used in blasting is reduced, it may be beneficial to the water treatment process and, correspondingly, enhance the remaining processing operations.

•

The installation of the carbon-in-column (CIC) circuit will be very beneficial in the detoxification and closure of the leach pad, in RPA’s opinion. Activated carbon recovery of gold and silver does not add zinc to the circuit, as the Merrill Crowe circuit does. It removes residual metals from the solution and reduces the cyanide concentration since some of the metals are present as cyanide complexes that adsorb onto the surface of the activated carbon. So, the CIC circuit will not only increase the solution flow but will also be very helpful when the mine moves into final closure of the leach pads.

RECOMMENDATIONS

RPA makes the following recommendations:

MINERAL RESOURCE ESTIMATION

•

In RPA’s opinion, the resource modelling work is very good and no significant procedural changes are warranted. The resource model is performing very well, so it is best not to make any significant procedural changes. RPA notes, however, that the modelling procedures include hundreds of interpolation runs, the use of length weighted composites to simulate semi-soft boundaries, multiple interim block sizes, and other advanced features that collectively result in a very complex process that may be difficult for potential newcomers to the site to follow. Consequently, RPA’s sole recommendation on resources estimation would be to try to simplify the modelling procedures in the future without sacrificing the model reliability.

MINING

•

The Life of Mine (LOM) plan is robust and Barrick should proceed to implement the plan as presented. Production haul truck and drill fleets should be monitored closely in future years to ensure adequate capacity is in place to meet production targets while annual production requirements increase.

•

MBM should review the potential of reducing powder factor and its impact on mining productivity and costs along with crushing throughput and costs; the rationale being that at present a significant amount of material passed through the crusher does not require crushing but still contributes to wear.

•	MBM should review the conveyor belt extension to the heap leach facility (HLF) for LOM operations to reduce the haulage cycle and corresponding demand on haul trucks.

PROCESS

•

The contribution of ammonia from blasting agents should be evaluated to determine if a reduction in the powder factor may reduce the ammonia concentration in the leach solution and if that would lead to a positive impact on production.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 1-5

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•

In response to the mining discussion about switching to blasting using only emulsion instead of the combination of ANFO and emulsion, RPA recommends that the impact on the water treatment processes be carefully and fully investigated. The emulsion is specifically designed such that it will not dissolve in water, however, it will still contribute to the total ammonia in the solution and it will most likely not respond to the water treatment processes in the same way. RPA recommends investigating whether the use of emulsion will plug up the reverse osmosis membranes and if the concentration of ammonia due to the emulsion will be reduced using the existing plant.

•

MBM should evaluate if there is any benefit to accelerating the construction of the CIL facility to improve gold recovery from the higher grade clean oxide ore before the pressure oxidation circuit is operational. Although permitting may be a time constraint, it is worth considering.

•	RPA recommends that Barrick continue to conduct routine metallurgical tests to try to improve the accuracy of the calculations used to estimate recovery of gold and silver.

•

RPA understands the rationale for trying to lower the mine laboratory 0.05% detection limit for the sulphur assays, however, RPA would like to emphasize that changes to the classification of potentially acid generating ore should be thoroughly evaluated prior to the time any changes are made in the operation. Representative samples should be used to conduct acid-base accounting and humidity cell tests to ensure that a change will not result in ARD that is uncontrolled. RPA observed that Lagunas Norte is currently doing an excellent job of managing ARD, collecting and treating the drainage efficiently, and maintaining an operation that has not created environmental problems due to ARD. RPA recommends that every care should be taken to ensure that this does not change in the future.

ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required in this section on properties currently in production, unless the Technical Report includes a material expansion of current production. RPA notes that Barrick is a producing issuer, the Lagunas Norte Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Lagunas Norte Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 1-6

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TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Project is located on the 185 km2 Alto Chicama property in the La Libertad Region, north-central Peru, approximately 90 km east of the coastal city of Trujillo and 175 km north of Barrick’s Pierina Mine. The mine is located at 7º50’ S latitude and 78º15’ W longitude and lies on the western flank of the Peruvian Andes at an elevation of 4,000 MASL to 4,260 MASL.

Access is by public roads from Trujillo for a total driving distance of approximately 150 km.

LAND TENURE

The Alto Chicama property includes four mining concessions (Acumulación Alto Chicama, Los Angeles, Las Lagunas 15 and 16) totalling 19,181.3 ha. The Lagunas Norte Mine is located on the 18,002.3 ha “Acumulación Alto Chicama” mining concession. MBM acquired this concession in December 2002 from Centromin, the Peruvian state mining company, pursuant to an international bid process. Production at Lagunas Norte is subject to 2.51% Net Smelter Return (NSR) royalty, payable semi-annually to Activos Mineros on the extraction of gold and all other minerals.

The Acumulación Alto Chicama has no expiry date since it is in exploitation phase. In order to maintain its validity, however, a Validity Fee, of $3.00/ha, must be paid no later than June 30 each year. Non-fulfillment for two consecutive years results in expiration of a mining concession. The Validity Fee payments for the Alto Chicama property were up to date as of December 2011.

On December 29, 2004, Barrick entered into a Tax Stability Agreement with the Peruvian government, which provides increased certainty with respect to tax, administrative, and exchange stability to MBM for 15 years until December 31, 2020.

MBM controls surface rights totalling 3,779.6 ha in the mine area, which are sufficient to mine the current reserves.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 1-7

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EXISTING INFRASTRUCTURE

Lagunas Norte infrastructure and services have been designed to support an operation of 63,000 tpd of ore to an HLF and a nominal 140,000 tpd of total material mined. Due to the remote location, the property is self-sufficient with regard to the infrastructure needed to support the operation.

Site infrastructure includes the open pit, heap leach pads, crushing facilities, Merrill Crowe recovery plant, on-site facilities (safety/security/first aid/emergency response building, assay laboratory, plant guard house, dining facilities, and offices); related mine services (truckshop, truck wash facility, warehouse, fuel storage and distribution facilities, reagent storage and distribution facilities), and other facilities to support operations. Permanent accommodations are available for all Lagunas Norte employees and visitors and are located approximately three kilometres east and downslope of the Lagunas Norte open pit operations at approximately 3,800 MASL.

The water for process and mining consumptive needs is delivered rain captured on two small lakes. There is plenty of water available for consumptive use now and for the future. At Lagunas Norte, a water management group is in place to carry out all dewatering including pumping, distribution, delivery, and disposal. Lagunas Norte has a positive water balance.

Electricity is provided by a private-owned generation company and delivered to Lagunas Norte through a high voltage power line connected to the National Grid in Trujillo.

HISTORY

MBM commenced a field program at Alto Chicama in March 2001, which included geologic mapping, geochemical sampling, and ground geophysics. This work resulted in the identification of targets for drill testing. Drilling commenced in mid-2001 and the initial program identified the Las Lagunas Norte area as justifying detailed follow-up. Subsequent drilling was concentrated in the Las Lagunas Norte area.

On April 2, 2004, the Alto Chicama environmental impact assessment (EIA) received regulatory approval and on April 12, 2004, the Plant Construction Authorization was granted which authorized MBM to construct and install the Alto Chicama process plant and related facilities.

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Construction started in 2004 and the first ore tonne was placed on the leach pad in March 2005. First pour was realized in June 2005. As of the end of 2011, the mine has recovered 6.5 million ounces of gold and over 3.0 million ounces of silver from approximately 137 million tonnes of ore averaging 1.81 g/t Au and 3.6 g/t Ag.

GEOLOGY AND MINERALIZATION

The regional geology is dominated by a thick sequence of Mesozoic marine clastic and carbonate sedimentary rocks, which are bounded to the west by the Mesozoic to Early Tertiary Coastal Batholith and to the east by the Precambrian metamorphic rocks of the Marañón Complex. The Mesozoic sequence has been affected by at least one and possibly two stages of deformation during the Andean Orogeny. The volcanic rocks of the Tertiary Calipuy Group unconformably overlie the Mesozoic rocks.

Mineralization is the result of multiple volcanic and hydrothermal events. It occurs in the southeast portion of the Alto Chicama property and is hosted in both the Tertiary volcanics of the Calipuy Group and the underlying Cretaceous sedimentary rocks of the Chimú Formation. The deposit is locally faulted by relatively steeply dipping structures and is primarily controlled by stratigraphy and lithologic contacts.

The mineralization within the present pit extends for approximately two kilometres in the north-northwest direction by approximately two kilometres in the east-northeast direction and for more than 200 m vertically. Most of the mineralization (75%) occurs as oxide material, with approximately 25% occurring as sulphide material.

A significant characteristic of the Lagunas Norte deposit is the variable carbonaceous content found within the siliclastic sedimentary strata.

EXPLORATION

Field exploration on the Alto Chicama property by MBM commenced in March 2001. Following detailed mapping, geophysical and geochemical surveys, PIMA analysis, and channel sampling, drilling commenced in June 2001. In 2002, environmental, metallurgical, and engineering studies, together with cost estimation and economic analysis, were started, and by January 31, 2003, the first reserve estimate for Lagunas Norte was completed.

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Approximately half of the metreage drilled up to 2011 was done in 2002 and included almost entirely diamond drill holes. Since 2007, there has been much more RC drilling after the discovery that the gold grades from core samples were biased low relative to production and to RC samples.

In 2006, resource definition drilling commenced at the satellite deposits of Lagunas Sur and Tres Cruces. It resulted in a small resource estimated at Lagunas Sur, which is now included in the Lagunas Norte resource estimate.

MBM has begun evaluating the economic potential of the primary sulphide mineralization located below the current resources.

MINERAL RESOURCES

The 2011 year-end Measured and Indicated Mineral Resources total 31.9 million tonnes averaging 0.49 g/t Au and 1.8 g/t Ag and contain 505,000 ounces of gold and 1.83 million ounces of silver. In addition, the 2011 year-end Inferred Mineral Resources total 7.2 million tonnes averaging 0.47 g/t Au and 1.7 g/t Ag and contain 109,000 ounces of gold and 397,000 ounces of silver.

The modelling work was carried out by Barrick. The current resource model combines the 2010 year-end model for gold, silver, mercury, and geology interpretation, all based on the drill holes available up to October 2010, with the 2011 mid-year model for copper, arsenic, sulphur, and TCM. The sulphide surface was updated for the 2011 mid-year copper model.

RPA reviewed the resource assumptions, input parameters, geological interpretation, and block modelling procedures and is of the opinion that the Mineral Resource estimate is appropriate for the style of mineralization and that the resource model is reasonable and acceptable to support the 2011 year-end Mineral Resource and Mineral Reserve estimates.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other issues that could materially affect the Mineral Resource and Mineral Reserve estimates.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 1-10

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MINERAL RESERVES

RPA reviewed the reported resources, production schedules, and cash flow analysis to determine if the resources meet the CIM definitions. Based on this review, it is RPA’s assessment that the Measured and Indicated Mineral Resource within the final pit design at Lagunas Norte can be classified as Proven and Probable Mineral Reserves.

The open pit Proven and Probable Reserves, including existing stockpiles scheduled for processing, are estimated to be 194.5 million tonnes at 0.98 g/t Au and 3.8 g/t Ag, containing 6.2 million ounces of gold and 23.9 million ounces of silver as presented in Table 1-2.

MINING METHOD

The Lagunas Norte Mine is a traditional open pit truck/shovel heap leach operation that has been in continuous production since 2005. To date, Lagunas Norte has produced 6.5 million ounces of gold and 5.1 million ounces of silver.

Open pit mining operations are located on a mountain top with gentle to extreme terrain between elevations of 3,800 MASL and 4,200 MASL. Mining is from a single open pit, with an average of approximately 23.5 million tonnes per year ore scheduled over the next eight years to 2019, the final year of open pit operations.

The Lagunas Norte ultimate pit measures approximately 2.5 km along strike, typically 0.8 km to 1.2 km across with a surface footprint of approximately 240 ha, and has a maximum depth of approximately 250 m. There are four main areas of development identified within the ultimate pit: Dafne, Josefa, Alexa, and the moraines furthest to the north. The open pit is overlooked by the Shulcahuanca Dome, a sacred feature, and there is an approximate 50 m standoff from the base of the Shulcahuanca Dome for mine planning and operations.

Final arrangement of the Lagunas Norte waste rock facilities is for the continued development of surface dumps surrounding the Lagunas Norte ultimate pit other than to the south-southeast where the HLF is located, resulting in a relatively compact overall footprint.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 1-11

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Processing is based on two adjacent heap leach pads designed to merge into a single HLF. Various ore types, both crushed and ROM, are delivered to the HLF by haul truck. Solution from the HLF is pumped to the Merrill Crowe process facilities for production of gold bars with silver credits. The HLF is located less than 0.5 km south of the existing pit limits. Final HLF dimensions are up to 1.7 km north-south and up to 1.7 km east-west, for an ultimate footprint of approximately 280 ha.

MINERAL PROCESSING

The recovery process used at Lagunas Norte is a two-stage conventional crushing circuit, followed by heap leaching, and a Merrill Crowe zinc cementation plant for recovery of the precious metals. The major components of the process are primary crushing, secondary crushing, heap leaching, recovery plant, refinery, and water discharge treatment plant.

The crushing circuit was originally designed to crush 42,000 tpd, but the capacity is permitted to 63,000 tpd. Historically, it was determined that the gold recovery from heap leaching at Lagunas Norte is not overly dependent on crush size, so the size has been increased over time to allow more material to be processed through the crushing circuit. The crushed ore is conveyed to a 2,000 tonne live capacity stockpile, from which it is fed to the secondary crushers. From the secondary crusher, the ore is loaded into haul trucks that transport it to the leach pad. Lime is added to the trucks to raise the pH of the leach solution.

At the leach pad, stacking of the crushed ore is done in 10 m high lifts with assistance from a high precision GPS dozer. Ore classified as contaminated based on the concentration of total carbonaceous material is stacked on a separate area of the leach pad. Some of the contaminated ore is crushed and some is not, depending on the type of ore. Once the cell has been prepared, a drip irrigation system is laid on top of the ore. Cyanide solution is trickled through the pad at the rate of 20 L/m2/h. After passing through the pad, pregnant solutions are temporarily stored in the pregnant leach solution pond, then pumped to the process plant using vertical turbine pumps at the rate of 2,700 m3/h. The plant and pumping systems have been modified to increase the flow rate to 3,000 m3/h, which is adequate to maintain the optimum solution to ore ratio.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 1-12

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The pregnant solution is pumped to the Merrill Crowe zinc cementation recovery plant. The suspended solids are removed in the clarifier and the dissolved oxygen concentration is reduced to less than one part per million by the de-aerator. From the de-aerator the solution passes through a cone where powdered zinc is added and the gold and silver precipitate out of the solution. The precipitate is recovered from the solution using filter presses and put into trays that are placed in mercury retorts. In the retorts, the precipitate is gradually heated so that it dries and the mercury is evaporated, condensed, and recovered under a vacuum system. After retorting, the precipitate is mixed with flux and placed in a smelting furnace. The impurities are removed from the precious metals in the slag and the mixture of gold and silver is recovered as doré. The doré is transportation to a refinery for further processing.

Lagunas Norte’s water treatment facilities include cyanide destruction plant and acid rock drainage pond and treatment plant. At the time of the site visit, a secondary water treatment plant was under construction to further improve the treatment facilities and the quality of the water that is discharged from the property. The plant design includes ferric sulphate precipitation to remove metals and reverse osmosis to remove ammonia.

At the time of the site visit, installation of the CIC circuit to accommodate a flow rate of 3,000 m3/h was planned for 2012. The purpose of the installation is to further increase the solution flow to the leach pad to 4,000 m3/h. The excess available flow, i.e., 2,000 m3/h, from the CIC circuit will be used to wash the areas of the leach pad where leaching is completed.

ENVIRONMENTAL, PERMITTING AND SOCIAL CONSIDERATIONS

Environmental studies at Lagunas Norte are ongoing and extensive. For example, MBM has done significant work proving that cattle can grow to large sizes at high elevations using MBM’s ranches to demonstrate effective methods to the local communities.

The EIA for the Project was approved in 2004. In August 2010, an amendment to the former EIA was approved and that allowed expansion of the east waste dump, new leach pad, new ponds (doubling of size for process leach solution, process overflow, ARD, and sediment ponds).

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 1-13

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Permits to discharge from the sedimentation ponds and the rotating bio-contactor (RBC) sewage treatment plant at El Sauco expire every two years. Permits for pit dewatering and the trout farm are on-going. The trout farm is in construction. Water use permits to begin operation are anticipated in March 2012.

Water monitoring is completed at 31 points in three basins. Groundwater is monitored at ten points and surface water is monitored at 16 points. Mine effluent is monitored at three points and potable water and wastewater are monitored at two points. The data is reported every three months. Air monitoring is required at four points primarily for dust. Reports are due quarterly. Additional permits are required for hazardous waste disposal, e.g., fire assay cupels, which is done off site by experts. Wildlife is monitored every two years and aquatic life is monitored annually during the operating phase of the mine for internal purposes.

Lagunas Norte is in compliance with the International Organization for Standardization (ISO) 14001 Environmental Management System and the International Cyanide Code. ISO certification is renewed every five years. Cyanide Code audits and renewals are completed every three years.

The closure cost in 2011 was estimated to be a total of US$199.49 million. This includes US$111.0 million for concurrent reclamation, US$56.4 million for final closure and US$32.1 million for post closure costs. The current closure plan estimates that treatment of ARD water will continue for approximately 34 years.

The primary social program at Lagunas Norte is employment programs that are designed to train unemployed workers. The focus is on local communities and suppliers. The Lagunas Norte social and community programs are participative. They encourage representatives from the local communities to take water samples in conjunction with the company employees and to submit them to laboratories of their own choice.

Voluntary reclamation of Callacuyan, a historic coal mine located in the area of the Project, has been enthusiastically received by the local community and regulators. As a result of the reclamation process, the camp was reclaimed, the loadout facility was removed, and acidic water is being treated using passive wetlands treatment.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 1-14

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CAPITAL AND OPERATING COST ESTIMATES

Remaining capital costs at Lagunas Norte are primarily sustaining capital, which includes mine equipment replacement and leach pad expansion. Total remaining capital costs are a nominal $704 million (Table 1-3). Mine pre-stripping costs were considered an operating cost.

TABLE 1-3 CAPITAL COSTS SUMMARY

Barrick Gold Corporation – Lagunas Norte Mine

Department	Sustaining Capital US$ Millions
Engineered Facilities	235
Sustaining Capital	298
Other	5
Subtotal	538
Contingency	27
Closure	139

Total Capital Expenditures	704

Notes:

1.	Numbers may not add due to rounding.

Mine operating costs are $2.69 per tonne of material mined or $4.80 per tonne of ore mined. Process operating costs are dependent on ore type and processing method and include the heap leach, crushing and conveying, stacking, Merrill Crowe process plant, power, and consumables. Process operating costs for the LOM are $2.84 per tonne ore processed. General and Administrative (G&A) costs average $1.21 per tonne ore processed over the LOM. The total project operating cost is $8.85 per tonne processed. The total operating cash cost per ounce of gold production over the LOM is $474/oz. Total production cost per ounce, including capital, over the LOM is $656/oz.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 1-15

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Barrick Gold Corporation (Barrick) to prepare an independent Technical Report on the Lagunas Norte Gold Mine (the Project) in Peru. The purpose of this report is to support public disclosure of Mineral Resource and Mineral Reserve estimates at the Project as of December 31, 2011. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects. RPA visited the property from November 28 to 30, 2011.

Barrick is a Canadian publicly traded mining company with a large portfolio of operating mines and projects across five continents. The Lagunas Norte Mine is located in the District of Quiruvilca in the Province of Santiago de Chuco and the Department of La Libertad, in north-central Peru. The mine site is approximately 90 km east of the coastal city of Trujillo.

Lagunas Norte is a large open pit, heap leach gold and silver mine in the high Andes Cordillera. Operations include open pit mining of gold-silver ore, crushing, and extraction of precious metals using heap leaching and Merrill-Crowe recovery. Since Lagunas Norte started production in March 2005, the mine has recovered 6.5 million ounces of gold and over five million ounces of silver from approximately 137 million tonnes of ore averaging 1.81 g/t Au and 3.6 g/t Ag.

Mining an average of approximately 23 million tonnes per year of ore and an average of approximately 20 million tonnes of waste per year is scheduled for Lagunas Norte over the next eight years. Leaching will continue for two years after mining ceases, with mine operations concluding in 2021. Most of the ore is crushed prior to placement on the heap leach facility.

The Project is owned and operated by Minera Barrick Misquichilca S.A. (MBM), a wholly-owned Peruvian subsidiary of Barrick. The mine is part of the Alto Chicama property. A 2.51% net smelter royalty is paid to Peruvian state company Activos Mineros S.A.C. (Activos Mineros), formerly Centromin Peru S.A. (Centromin). In December 2006, Centromin transferred all of its rights and obligations with respect to the mine to Activos Mineros S.A.C. (Activos Mineros), a state mining company.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 2-1

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SOURCES OF INFORMATION

RPA Principal Geological Engineer Luke Evans, M.Sc., P.Eng., RPA Senior Mining Engineer Glen Ehasoo, P.Eng., and RPA Principal Metallurgist, Kathleen Ann Altman, Ph.D., P.E., visited the mine from November 28 to 30, 2011 and held meetings at the Barrick office in Lima on December 1 and 2, 2011. Discussions were held with the following Barrick and MBM personnel:

•	Sergio Cruz – General Manager, Operations

•	Esteban Garcia – Superintendent Regional Engineering and Mine Planning

•	Jose Nizama – Superintendent of Technical Services

•	Wilmer Cancho – Chief Engineer

•	Michel Sanchez – Chief Geologist

•	Paul Gómez – Senior Resource Geologist

•	Benjamin Sanfurgo – Superintendent of Resource and Reserve Modelling

•	Mario Rojas – Senior Ore Control Geologist

•	Angela Zapana – Ore Control Geologist

•	Melissa Vasquez – Modelling Geologist

•	Cicino Sernaque – Modelling Geologist

•	Christel Beceria – AcQuire Database Manager

•	Carlos Aguirre – Senior Geotechnical Engineer

•	Jose Luis Vidarte -Chief Process

•	Wesley Ubillus – Superintendent, Metallurgy

•	Pedro Bobadilla – Senior Supervisor, Process

•	Carlos Venegas – Superintendent, Environment

•	Mark Ernesto Prieto – Junior Supervisor, Environment

•	Paolo Muschi – Operations Assistant

•	Richard Collanque – Chief Chemist Laboratory

•	Claudia Valdivia – Flexicadastre Administrator

•	Carlos Diaz – Senior Supervisor Mining Properties

The Lagunas Norte Mine has been the subject of resource/reserve technical audits as follows:

•	March 2009, NI 43-101 Technical Report, Barrick Gold Corporation.

•	May 2008, Reserve Audit, Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA, a predecessor company to RPA).

•	April 2006, Reserve Procedure Audit, RPA.

•	February 2005, Reserve Procedure Audit, RPA.

•	March, 2003, NI 43-101 Technical Report, Barrick Gold Corporation.

Mr. Evans is responsible for the overall preparation of this report. Mr. Evans reviewed the geology, sampling, assaying, and resource estimate work and is responsible for Sections 1 to 12 and 14. Mr. Ehasoo reviewed the mining, reserve estimate, and economics and is responsible for Sections 15, 16, 19, 21, and 22. Dr. Altman reviewed the metallurgical, environmental, and permitting aspects and is responsible for Sections 13, 17, and 20. RPA would like to acknowledge the excellent cooperation in the transmittal of data by Barrick and MBM personnel.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 2-2

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The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 2-3

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the Imperial system. All currency in this report is US dollars (US$) unless otherwise noted.

TABLE 2-1 LIST OF ABREVIATIONS

Barrick Gold Corporation – Lagunas Norte Mine

µm	micron	km2	square kilometre
°C	degree Celsius	kPa	kilopascal
°F	degree Fahrenheit	kVA	kilovolt-amperes
µg	microgram	kW	kilowatt
A	ampere	kWh	kilowatt-hour
a	annum	L	litre
bbl	barrels	L/s	litres per second
Btu	British thermal units	m	metre
C$	Canadian dollars	M	mega (million)
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	min	minute
cm2	square centimetre	MASL	metres above sea level
d	day	mm	millimetre
dia.	diameter	mph	miles per hour
dmt	dry metric tonne	MVA	megavolt-amperes
dwt	dead-weight ton	MW	megawatt
ft	foot	MWh	megawatt-hour
ft/s	foot per second	m3/h	cubic metres per hour
ft2	square foot	opt, oz/st	ounce per short ton
ft3	cubic foot	oz	Troy ounce (31.1035g)
g	gram	PEN	Nuevo Sol
G	giga (billion)	ppm	part per million
Gal	Imperial gallon	psia	pound per square inch absolute
g/L	gram per litre	psig	pound per square inch gauge
g/t	gram per tonne	RL	relative elevation
gpm	Imperial gallons per minute	s	second
gr/ft3	grain per cubic foot	st	short ton
gr/m3	grain per cubic metre	stpa	short ton per year
hr	hour	stpd	short ton per day
ha	hectare	t	metric tonne
hp	horsepower	tpa	metric tonne per year
in	inch	tpd	metric tonne per day
in2	square inch	US$	United States dollar
J	joule	USg	United States gallon
k	kilo (thousand)	USgpm	US gallon per minute
kcal	kilocalorie	V	volt
kg	kilogram	W	watt
km	kilometre	wmt	wet metric tonne
km/h	kilometre per hour	yd3	cubic yard
		yr	year

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 2-4

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Roscoe Postle Associates Inc. (RPA) for Barrick Gold Corporation (Barrick). The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report;

•	Assumptions, conditions, and qualifications as set forth in this report; and

•	Data, reports, and other information supplied by Barrick and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by Barrick. RPA has not researched property title or mineral rights for the Lagunas Norte property and expresses no opinion as to the ownership status of the property.

RPA has relied on Barrick for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Lagunas Norte.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 3-1

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4 PROPERTY DESCRIPTION AND LOCATION

LOCATION

The Lagunas Norte Mine site is located on the 185 km2 Alto Chicama property in the district of Quiruvilca in the Province of Santiago de Chuco, La Libertad Region, north-central Peru, approximately 90 km east of the coastal city of Trujillo and 175 km north of Barrick’s Pierina Mine (Figure 4-1). The property is located at 7º50’ S latitude and 78º15’ W longitude and lies on the western flank of the Peruvian Andes at an elevation of 4,000 MASL to 4,260 MASL.

LAND TENURE

The Alto Chicama mining property encompasses four mining concessions (Acumulación Alto Chicama, Los Angeles, Las Lagunas 15 and 16) totalling 19,181.3 ha (Table 4-1). In December 2002, MBM acquired the mining concession “Acumulación Alto Chicama” encompassing 18,002.3 ha from Centromin, the Peruvian state mining company, pursuant to an international bid process. The Lagunas Norte Mine is located on this mining concession. Production at Lagunas Norte is subject to 2.51% Net Smelter Return (NSR) royalty, payable semi-annually to Activos Mineros S.A.C., formerly Centromin, on the extraction of gold and all other minerals. Under the terms of agreement with Centromin, MBM paid Centromin an advance contractual royalty of $2 million. In December 2006, Centromin transferred all of its rights and obligations with respect to the mine to Activos Mineros, a state mining company.

The “Los Angeles” mining concession was acquired by MBM from Pan American Silver Peru S.A.C. through a Transference Contract dated June 28, 2004. The “Las Lagunas 15” and “Las Lagunas 16” mining concessions were granted by the Peruvian government on January 30, 2001. The Acumulación Alto Chicama mining concession has no expiry date since it is in exploitation phase. In order to maintain its validity, however, a Validity Fee, of $3.00/ha, must be paid no later than June 30 each year. Non-fulfillment for two consecutive years results in expiration of a mining concession. The Validity Fee payments for the Alto Chicama property were up to date as of December 2011.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 4-1

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78°
72°
0°
6°
12°
COLOMBIA
Legend:
International Boundary
National Capital
Major Cities
Pan American Highway
Road
N
Quito
Manta
ECUADOR
Ambato
Guayaquil
Cuenca
Tumbes
Loja
Talara
Sullana
Piura
Paita
Iquitos
Leticia
Benjamin Constant
Rio Napo
Rio Putumayo
Amazon
Rio Yavari
Rio Maranon
Yurimaguas
Rio Ucayali
Chachapoyas
Moyobamba
Tarapoto
LAGUNAS NORTE MINE
Chiclayo
Cajamarca
Cruzeiro do Sul
BRAZIL
Huamachuco
SOUTH
PACIFIC
OCEAN
Trujillo
Salaverry
Santa Lucia
Pucallpa
Rio Huallaga
Rio Purus
Rio Branco
Chimbote
Huaraz
Huanuco
PERU
Goyllarisquizga
Cerro de Pasco
Rio Alto Purus
Huacho
Cobija
Lima
Callao
Huancayo
Rio Madre de Dios
Huancavelica
Quillabamba
Puerto Maldonado
Ayacucho
Rio Beni
Cusco
Pisco
Abancay
Rio Apurimac
Ica
BOLIVIA
Juliaca
Lago Titicaca
Puno
Arequipa
Desaguadero
La Paz
Guaqui
Matarani
0 100 200 Kilometers
0 100 200 Miles
March 2012
LAMBAYEQUE
CAJAMARCA
SAN MARTIN
Océano Pacífico
Lagunas Norte
ANCASH
HUANUCO
Figure 4-1

Barrick Gold Corporation

Lagunas Norte Mine
La Libertad Region, Peru
Location Map

4-2

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TABLE 4-1 MINING CONCESSIONS

Barrick Gold Corporation – Lagunas Norte Mine

Code	Mining Concession Name	Area (ha)	Effective Area (ha)	Royalty (%)	Title Date
010000204L	Acumulación Alto Chicama	18,002.3	18,002.3	2.51	04/10/2004
10204000	Las Lagunas 15	800	534.8	0	30/01/2011
10204100	Las Lagunas 16	900	572.1	0	30/01/2011
15005489X01	Los Angeles	72	72	0	01/10/1969

Totals		19,774.3	19,181.3

On December 29, 2004, Barrick entered into a Tax Stability Agreement with the Peruvian government. The Tax Stability Agreement provides increased certainty with respect to tax, administrative, and exchange stability to MBM, regarding the four mining concessions, for 15 years. The 15 year period commenced as of January 1, 2006 and ends on December 31, 2020.

The mining concessions are shown in Figure 4-2. Note that the Las Lagunas 15 and Las Lagunas 16 mining concessions overlap with Acumulación Alto Chicama, so the effective area for the four combined mining concessions is 19,181.3 ha. MBM controls surface rights totalling 3,779.6 ha in the mine area and the mine area has a fenced perimeter (Figure 4-2). Surface rights are sufficient to mine the current reserves and all reserves lie within MBM controlled lands.

The Acumulación Alto Chicama mining concession, subject to a 2.51% NSR payable semi-annually to Activos Mineros S.A.C., formerly Centromin,, is shown in Figure 4-3.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 4-3

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790,000
800,000
9,140,000
9,130,000
9,120,000
9,110,000
N
AMAZONAS
CAJAMARCA
SAN MARTIN
Lagunas Norte
LA LIBERTAD
ANCASH
LAS LAGUNAS 20
EL PEQUEÑO GIGANTE
LAS LAGUNAS 11
LAS LAGUNAS 12
LAS LAGUNAS 32
LOS GOTOS 1
HEDOY I
LAS LAGUNAS 13
CARMENCITA 8
LAS LAGUNAS 6
LAS LAGUNAS 26
LAS LAGUNAS 5
LAS LAGUNAS 4
HEDOY III
MIRTHA
LAS LAGUNAS 3
JOSE IGNACIO 1 98
CHUCOS 24
CHUCOS 26
LAS LAGUNAS 2
LAS LAGUNAS 1
PRINCESA Nº2
CARMENCITA 11
CARMENCITA 10
CHUCOS 27
CHUCOS 30
LOS GOTOS
LAS LAGUNAS 40
LAS LAGUNAS 14
LAS LAGUNAS 15
LAS LAGUNAS 17
LAS LAGUNAS 18
LAS LAGUNAS 16
LAS LAGUNAS 19
ACUMULACION ALTO CHICAMA
CAJABAMBA
HEDOY II
VERDE 4
VERDE 5
VERDE 6
CHUCOS 29
PATRON SANTIAGO
SAN FRANCISCO Nº 4
TARATA
DESEADA 1
HUECAS 1
HUECAS 2
CABALLO MORO DE MAGNO ISAAC
ALICIA GABRIELA Nº 3
LAS LAGUNAS 23
LAS LAGUNAS 24
LA RECUPERADA CUX
NEGRO DOS
NEGRO 1
NEGRO 3
CHUCOS 11
CHUCOS 12
CHUCOS 13
ACUMULACION QUIRUVILCA 4
17-g SANTIAGO DE CHUCO
CHUCOS 14
Figure 4-2
Conc. Beneficio Alto Chicama
Barrick
Mina Lagunas North
Catastro General
0 100 200 300 400 500
Metres

Barrick Gold Corporation

Lagunas Norte Mine
La Libertad Region, Peru

Property Map

March 2012

Source: Barrick Gold Corp., 2011.

4-4

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790,000
800,000
9,140,000
9,130,000
9,120,000
9,110,000
N
AMAZONAS
CAJAMARCA
SAN MARTIN
Lagunas Norte
LA LIBERTAD
ANCASH
CAJABAMBA
17-g SANTIAGO DE CHUCO
LAS LAGUNAS 12
LAS LAGUNAS 14
LAS LAGUNAS 17
LAS LAGUNAS 18
LAS LAGUNAS 19
LAS LAGUNAS 23
LAS LAGUNAS 24
LAS LAGUNAS 2
LAS LAGUNAS 1
LAS LAGUNAS 3
LAS LAGUNAS 4
LAS LAGUNAS 5
LAS LAGUNAS 6
LOS GOITOS
LOS GOITOS 1
PRINCESA Nº2
RESCAS 1
RESCAS 2
NEGRO 3
NEGRO I
Figure 4-3
Conc. Beneficio Alto Chicama
Barrick
Royalty with Centromin Peru
Mina Lagunas North
Catastro General
0 100 200 300 400 500
Metres
Barrick Gold Corporation
Lagunas Norte Mine
La Libertad Region, Peru
Royalty Map

March 2012

Source: Barrick Gold Corp., 2011.

4-5

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Lagunas Norte Mine is accessed from Trujillo, the capital of the La Libertad Region, by driving on a public paved road heading east-northeast from Trujillo to Otuzco for approximately 75 km. At Otuzco, the road splits and a rough, all season public gravel road heads east towards the mine site and beyond. It is approximately 70 km to the mine site turnoff along the gravel road, which currently has sections being upgraded and paved. Approximately 7.0 km before the mine site turnoff is the mine airfield, which has a compacted gravel runway approximately 1.6 km long at 4,180 MASL. From the mine site turnoff it is 1.0 km to the main gate at 4,155 MASL. From the main gate it is approximately 3.0 km to the Lagunas Norte open pit and 6.0 km to the camp facilities at 3,800 MASL. The total driving distance from Trujillo is approximately 150 km one way, and it takes four to five hours for a light vehicle to access the mine site in typical driving conditions. Trujillo is serviced by daily commercial flights from Lima.

Most consumables and people working at the mine are transported along this route.

CLIMATE

The property is considered to have mountain climate. The air temperature ranges from -4°C to +16°C, with an average daily temperature of 7°C. The recorded seasonal air temperature fluctuations are small. The prevailing wind direction is from the north-northeast to east-northeast. The average wind velocity at Lagunas Norte is 17 km/hr, with a maximum recorded of 51 km/hr. Precipitation at Lagunas Norte occurs primarily in the form of rainfall. Dry, wet, and transitional periods can be distinguished during the year. The dry period is observed from June through August, with the average monthly rainfall less than 40 mm. The driest month is July, with the average monthly rainfall of 20 mm. The wet period is observed from October through April, with the average monthly rainfall greater than 100 mm. The wettest month is March, with the average monthly rainfall of 230 mm. The months of May and September may be classified as transitional, with the average monthly rainfall amounts of 89 mm and 79 mm, respectively. The maximum daily rain on record for the period from 1965 through 2002 is 61 mm. Strong electric storms are frequent during the wet period.

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LOCAL RESOURCES

La Libertad Region has a long history of mining activity, and mining suppliers and contractors are locally available. Both experienced and general labour is readily available from the La Sarre area, a municipality of 7,728 inhabitants (2001 census). Most of the workforce lives in the nearby towns, Trujillo and Lima.

Lagunas Norte has generally had success in hiring and retaining experienced staff and personnel with good mining expertise, despite tight current labour markets experienced industry-wide. Lagunas Norte makes extensive use of contract and temporary employees as well as local community day labourers. Processing and mine facilities operate on a 24-hour, seven days per week schedule, with four crews rotating on a 12-hour, two shift basis. Most of the maintenance personnel work on the day shift, with a small breakdown crew on the night shift to provide 24-hour coverage. Operating and technical personnel work on a rotating eight-days-on and six-days-off schedule with staggered crew changes to minimize transportation costs. Middle and upper management operate on a five-days-on and two-days-off schedule.

The Project is supported by the local communities. Barrick has a progressive social policy framework, stressing communication and respect, which is inclusive of the local population as well as employees. Environmental, health and safety, and social responsibilities are the cornerstones of the program.

INFRASTRUCTURE

Lagunas Norte infrastructure and services have been designed to support an operation of 63,000 tpd of ore to a heap leach facility (HLF) and a nominal 140,000 tpd of total material mined. Site infrastructure is discussed in more detail in Section 18. Due to the remote location, the property is self-sufficient with regard to the infrastructure needed to support the operation.

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Mine camp facilities are located approximately three kilometres east and downslope of the Lagunas Norte open pit operations at approximately 3,800 MASL. Permanent accommodations are available for all Lagunas Norte employees and visitors. Contractor accommodations are also provided near the Lagunas Norte accommodations. Site accommodations are sufficient for the Lagunas Norte workforce, contractors, and consultants. RPA was impressed with the camp food, recreation, and accommodation facilities.

Site infrastructure includes the open pit, HLF, crushing facilities, Merrill Crowe recovery plant, on-site facilities (safety/security/first aid/emergency response building, assay laboratory, plant guard house, dining facilities, and offices); related mine services facilities (truckshop, truck wash facility, warehouse, fuel storage and distribution facilities, reagent storage and distribution facilities), and other facilities to support operations.

The water for process and mining consumptive needs is delivered rain captured on two small lakes. There is plenty of water available for consumptive use now and for the future. At Lagunas Norte, a water management group is in place to carry out all dewatering including pumping, distribution, delivery, and disposal. Lagunas Norte has a positive water balance.

Electricity is provided by a private-owned generation company and delivered to Lagunas Norte through a high voltage power line connected to the National Grid in Trujillo.

PHYSIOGRAPHY

The mine area is dominated by rolling hills and rugged mountains with steep-sided valleys. The area is vegetated with natural grasses and small shrubs. Rock outcrops and shallow soils predominate in the valleys. The Project is located in a region of high seismic activity.

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6 HISTORY

MBM executed an Option Contract to acquire the Acumulación Alto Chicama mining concession on February 28, 2001 following an auction held by Centromin. Centromin and MBM signed the Public Deed of the Mining Option Contract on March 28, 2001. The option had a one-year term extendable three times until February 28, 2005, and included minimum exploration investment commitments.

MBM commenced a field program at Alto Chicama in March 2001, which included geologic mapping, geochemical sampling, and ground geophysics. This work resulted in the identification of targets for drill testing. Drilling commenced in mid-2001 and the initial program identified the Las Lagunas Norte area as justifying detailed follow-up. Subsequent drilling was concentrated in the Las Lagunas Norte area.

Pursuant to the mining option contract, MBM exercised its purchase option on December 2, 2002, over the Acumulación Alto Chicama mining concession. The transfer agreement and its Public Deed were executed on December 12, 2002, and MBM’s title to the concessions was registered before the Trujillo Public Registry on March 21, 2003.

On April 2, 2004, the Alto Chicama environmental impact assessment (EIA) received regulatory approval by means of Directorate Resolution No. 118-2004-MEM/AAM.

On April 12, 2004, MBM was granted the Plant Construction Authorization by means of Directorate Decree No. 174-2004-MEM-DGM/PDM, which authorized MBM to construct and install the Alto Chicama beneficiation plant and related facilities.

The construction started immediately in 2004. A total amount of US$321 million was invested and during March 2005 the first ore tonne was placed on the leach pad. First pour was realized in June 2005, ahead of schedule and within budget. As of the end of 2011, the mine has recovered 6.5 million ounces of gold and 5.1 million ounces of silver from approximately 137 million tonnes of ore averaging 1.81 g/t Au and 3.6 g/t Ag.

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7 GEOLOGICAL SETTING AND MINERALIZATION

REGIONAL GEOLOGY

The regional geology is dominated by a thick sequence of Mesozoic marine clastic and carbonate sedimentary rocks, which are bounded to the west by the Mesozoic to Early Tertiary Coastal Batholith and to the east by the Precambrian metamorphic rocks of the Marañón Complex. The Mesozoic sequence has been affected by at least one and possibly two stages of deformation during the Andean Orogeny. The volcanic rocks of the Calipuy Group unconformably overlie the Mesozoic rocks. There are four recognized stages of volcanism in the area:

1.	Island arc volcanism in the Lower Jurassic

2.	Island arc volcanism in the Lower Cretaceous

3.	Plutonism in the Upper Cretaceous and Lower Tertiary

4.	Continental volcanism and associated intrusions in the Tertiary

The Jurassic island arc developed 100 km west of the current coastline of Peru. During this time, a marine basin developed between the magmatic arc and the emergent cratonic zone to the east. The Chicama Formation, which consists of shales and bituminous shales and arenites, was deposited in the basin during this period. This formation hosts coal deposits that have been exploited since the early 1900s.

Island arc volcanism continued during the Lower Cretaceous with migration of the arc to the east. Active volcanism resulted in deposition of a thick sequence of volcanic and volcaniclastic rocks. In the Alto Chicama region, the Lower Cretaceous is characterized by deposition of clastic sediments of the Chimú (quartz sandstones intercalated with mudstones) and Carhuaz formations (dirty sandstones interbedded with shales).

The regional geology is shown in Figure 7-1. The Lagunas Norte Mine is on the Alto Chicama property, which is located approximately mid-way between the Pierina gold mine to the south and Yanacocha gold mine to the north.

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Figure 7-1

Barrick Gold Corporation
Lagunas Norte Mine
Peru
Regional Geology
750,000
800,000
850,000
9,200,000
9,150,000
9,100,000
9,050,000
N
Yanacocha
La Arena
Lagunas Norte
Milagros
Quiruvilca
Tres Cruces
La Virgen
Santa Rosa
Legend
Deposit Type
High Sulphidation
Low Sulphidation
Intermediate Sulphidation
Porphyry
Structures
Fault
Inferred Fault
Overthrust
Lineament
Intrusives
Cordillera Blanca Batholith
Coastal Batholith
Intrusives
Quaternary
Condebamba Fm.
Huambo Volcanics
Calipuy Volcanics
Chota-Huaylas Fm.
Celendin-Cajamarca Fm.
Pulluicana-Quilquinan Fm.
Inca-Chulec-Pariatambo Fm.
Farrat Fm.
Santa-Carhuaz Fm.
Chimu Fm.
Chicama Gr.
Casma-Lancones Gr.
Pucara-Oyotun-La Leche Gr.
Mitu-Copacabana Gr.
Ambo Gr.
Salas-Contaya-Ambo Gr.
Maranon Complex
0 5 10 20
Kilometers

March 2012

Source: W.V.G. Wong.

7-2

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LOCAL GEOLOGY

The local geology consists of sedimentary rocks from the Jurassic to Cretaceous age overlain by younger volcanic rocks. The local stratigraphy and structure is described below and is mostly excerpted from MBM (2009).

STRATIGRAPHY

JURASSIC

Chicama Formation

The Chicama Formation comprises thinly interbedded mudstone, bituminous mudstone, siltstone, and minor sandstone with local intercalations of clay and reworked tuffaceous material. These terrigenous sediments were deposited in a shallow, inland-sea basin flanked to the east by the emerged continent and to the west by a volcanic arc. The sediments eroded from the continental side are mainly quartz sands, while the sediments derived from the volcanic arc are typically clay-rich and tuffaceous material. The shallow, restricted nature of this basin resulted in the development of a reducing environment, which favoured the formation of organic deposits. These organic deposits are present as bituminous and anthracitic material or as coal beds.

CRETACEOUS

Lower Cretaceous

The Lower Cretaceous is characterized by clastic sedimentation in a highly oxygenated open sea environment. To the east, the continent was affected by continuous uplift concurrent with basin subsidence. These conditions resulted in a significant accumulation of detrital sediments. Also, during this period, the island arc to the west of the sedimentary basin was subjected to intense erosion due to a reduction in magmatic activity. This resulted in the formation of a highly oxygenated, open sea environment as opposed to the reducing conditions created by the inland sea during the Jurassic.

Chimú Formation

The Chimú Formation rocks are almost exclusively composed of very clean quartz sand. This formation is characterized by a second order, fining upwards sequence beginning with deposition of coarse, angular, thickly bedded sands followed by upwardly thinning beds of finer sand terminating in clay size material. These rocks have been regionally metamorphosed into highly resistant grey to white quartzite. Coal and mudstone sequences were deposited in associated deltaic environments. The Chimú Formation is the main host rock at the Lagunas Norte deposit.

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Santa Carhuaz Formation

The Santa Carhuaz Formation overlies the Chimú and records sediment deposition during a relatively passive tectonic period. The Carhuaz Formation consists of grey, dirty sandstone with a red and purple hue interbedded with grey mudstone. White quartzite beds are interbedded with sandstone and mudstone in the upper portion of this sequence.

Farrat Formation

The Farrat Formation consists of thick, white sandstone beds that commonly display planar cross stratification and locally develop pebble conglomerates. The Farrat Formation is similar to the Chimú Formation, however, the Farrat Formation lacks the coal beds and grey colour observed in the latter.

During the Upper Cretaceous and part of the Lower Tertiary, extensional tectonism facilitated the emplacement of plutons along the length of the coast, culminating in the emplacement of the Coastal Batholith west of the Project area.

TERTIARY (MIOCENE)

Calipuy Group

During the Tertiary, the magmatic arc migrated further east initiating the onset of continental volcanism and the development of small volcanic arcs oriented in a south-southwest/north-northeast direction. This event resulted in the present day alignment of the volcanic structures of the Calipuy in the area southwest of Huamachuco, east of the deposit area. The Calipuy Group rocks are calc-alkaline in composition and are predominately andesite, with lesser dacite and rhyolite observed. The volcanic structures are predominantly domes or dome complexes.

STRUCTURE

The Mesozoic sequence has been affected by at least one and probably two stages of Early Tertiary deformation during the Andean orogeny (Lewis, 2002). The earlier stage is inferred from a regional angular unconformity between the base of the Calipuy Group (Eocene epoch) and the folded Mesozoic rocks. This deformation event generated

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northeasterly verging folds and southwest dipping thrust faults (Lewis, 2002). The second stage is inferred from an unconformity within the Calipuy Group at 44 to 40 Ma (Noble et al., 1990). The local geology and stratigraphy is shown in Figure 7-2.

PROPERTY GEOLOGY

A property geology map and generalized stratigraphic column are provided in Figures 7-3 and 7-4. The unit thicknesses in the stratigraphic column are shown for clarity but are not representative of actual thickness.

The round Shulcahuanca Dome is a prominent and sacred topographic feature that is located immediately west of the Lagunas Norte pit. This feature has been preserved for the local communities and restricts the pit wall in this area (Figure 7-5).

Figure 7-6 presents a northwest looking cross-section through the deposit. The deposit area lies within the Chimú Formation, exposed along the northeast limb of an anticlinal fan cored by Chicama Formation rocks. The deposit is locally faulted by relatively steeply dipping structures. The mineralization is primarily controlled by stratigraphy and lithologic contacts; although both high and low angle structures acted as conduits for mineralizing fluids and are important mineralization controls on a local scale.

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780,000
790,000
800,000
810,000
820,000
830,000
9,170,000
9,160,000
9,150,000
9,140,000
9,130,000
9,120,000
9,110,000
9,100,000
ALTO DEL FIERRO
SAYAPULLO
ALGAMARCA
SALVADOR
IGOR
SANDRA
CAMPANA DE ORO
EL TORO
LA ARENA
ALTO CHICAMA
LAS LAGUNAS
LA VIRGEN
QUIRUVILCA
TRES CRUCES
N
Lithology:
Lake
Quaternary Deposits
Condebamba Fm.
Cajabamba Fm.
Calipuy Volcanics
Pulluicana Fm.
Huaylas Fm.
Panatambo Fm.
Chulec Fm.
Inca Fm.
Farrat Fm.
Carhuaz Fm.
Santa and Carhuaz Fms.
Santa Fm.
Chimu Fm.
Chicama Group
Structures
Gold Projects
0 2 4 6 8 10
Kilometres

Figure 7-2

Barrick Gold Corporation

Lagunas Norte Mine
Peru

Local Geology

March 2012

Source: MBM, 2011a.

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803,000
803,250
803,500
803,750
804,000
804,250
804,500
9,122,250
9,122,000
9,121,750
9,121,500
9,121,250
9,121,000
9,120,750
9,120,500
9,120,250
9,120,000
9,119,750
N
ZONA ALEXA
ZONA JOSEFA
ZONA DAFNE
Lithology:
Late Andesitic Tuff and Flows
Andesitic Flows and Shulcahuanga Dome
Andesitic Tuff Breccia Juvenile Fragments
Andesitic Tuff and Flows
Dacitic Tuff
QFP Tuff and Flows
Phreatic Breccia
Tuffaceous Matrix Polymictic Breccia
Tuffaceous Matrix Monomictic Breccia
Mudstone and Coal
Sandstone
Chima Group
Unconformity Structures
0
125
250
375
500

Figure 7-3

Barrick Gold Corporation

Lagunas Norte Mine

Peru

Property Geology

March 2012

Source: Barrick Gold Corp., 2011.

7-7

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Upper Tertiary Calipuy Group
Lower Cretaceous Chimu Formation
Upper Jurassic
Quaternary
Late Andesitic Tuff and Flows
Late Andesitic Dome, Chulcahuanga Dome
Andesitic Tuff Breccia Juvenile
Andesitic Tuff and Flows
Dacitic Tuff
QFP Tuff and Flows
Tuffaceous Matrix Polymictic Breccia
Tuffaceous Matrix Monomictic Breccia
Phreatic Breccia
Coal
Carbonaceous Mudstone
Mudstone
Sandstone
Chicama Group

Figure 7-4

Barrick Gold Corporation

Lagunas Norte Mine

Peru

Generalized Stratigraphy Column

Thickness of units are shown for clarity but are not representative of actual thickness

March 2012

Source: Barrick Gold Corp., 2007.

7-8

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FIGURE 7-5 SHULCAHUANCA DOME

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4200 Z
4000 Z
3750 Z
804494.236 E
9121652.824 N
4300.000 Z
803127.072 E
9120863.490 N
3700.000 Z
Legend:
Andesite
Coal
Carbonaceous Mudstone
Carhuaz
Chicama
Overburden
Mudstone
Volcanic
Fault
0.2 g/t Au Envelope in Sedimentary Rocks
0.2 g/t Au Envelope in Volcanic Rocks
0 50 100 150 200
Metres
Figure 7-6
Barrick Gold Corporation
Lagunas Norte Mine
Peru
Cross Section 4200
Looking Northwest
March 2012
Source: Barrick Gold Corp., 2006.

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MINERALIZATION

The Lagunas Norte mineralization occurs in the southeast portion of the Alto Chicama property. The mineralization is finely disseminated and is hosted mostly by siliclastic sedimentary strata.

The mineralization within the present pit extends for approximately two kilometres in the north-northwest direction by approximately two kilometres in the east-northeast direction and for more than 200 m vertically.

MBM has defined an alteration and mineralization sequence involving up to four distinct stages, including the following;

Stage 1:        an early period of massive silicification

Stage 2:        intense acid leaching accompanied by finely-disseminated sulphide

Stage 3:        deposition of druzy quartz in vugs and open fractures

Stage 4:        a second stage of sulphide mineralization with coarse pyrite, enargite, and sulphosalts

Mineralization is the result of multiple volcanic and hydrothermal events. It is hosted in both the Tertiary volcanics of the Calipuy Group and the underlying Cretaceous sedimentary rocks of the Chimú Formation. The alteration associated with the mineralization is typical of a high-sulphidation epithermal environment, characterized by silica (SiO2), surrounded by alunite [KAl3(SO4)2 (OH)6], dickite [Al2Si 2O5(OH)4] and pyrophyllite [Al2Si4 O10(OH)2]. Trace elements typically associated with these deposits include copper, arsenic, barium, bismuth, zinc, lead, and variable amounts of mercury (Silberman and Berger, 1985). The deposit has very low concentrations of carbonate minerals or other potentially acid neutralizing minerals.

There are both stratigraphic and structural controls on the mineralization. Mineralizing fluids ascended along the main fault systems and migrated laterally along stratigraphic contacts in both the sedimentary and volcanic rocks. At least two stages of sulphide mineralization are recognized. The sulphide assemblage comprises mainly pyrite (FeS2) with lesser amounts of enargite (Cu3AsS4) and occurs as replacement structures, veins, and disseminations in volcanic breccias and highly fractured and locally brecciated

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Chimú sandstones. Most of the mineralization (75%) occurs as oxide material, with approximately 25% occurring as sulphide material. Supergene oxidation has altered a large part of the sulphide assemblage to iron oxides and, to a lesser extent, sulphates. The extent of this oxidation ranges from a few metres to more than 300 m below surface. Approximately 90% of the mineralization is contained within the Chimú sediments and the balance is hosted in the Calipuy volcanic rocks.

The gold grade times thickness contours clearly show the Lagunas Norte deposit is approximately two kilometres by one kilometre wide (Figure 7-7).

DEPOSIT MINERALOGY

Sulphide occurrences are dominantly pyrite and enargite but also include traces of arsenopyrite, chalcopyrite, and covellite, with oxidation and alteration states through to iron oxides, iron sulphates, and elemental copper.

Gold occurs primarily as fine discrete particles in open silicified vugs, fine particles or disseminated gold within iron oxides, in gold-silver electrum, and as fine free gold along fracture surfaces. Silver mineralization is noted as occurring primarily as an electrum with gold, as finely disseminated native silver, or as a solid solution within remnant sulphides. Copper mineralization is present primarily as enargite, with lesser copper associations as chalcopyrite, or oxidized species including native copper.

Carbonaceous mudstones are composed chiefly of pyrophyllite with lesser amounts of quartz and minor amounts of nacrite clay, aluminum oxide and phosphate, and zirconium-bearing silicates. Coal seams typically have the appearance of a moderate-grade coal, with significant preg-robbing potential. Samples of the least sulphidic coal seams (<5% sulphur) with highest grade (>40% total carbonaceous material (TCM)) returned an average 24.9% ash content which far exceeds the 5% average of local informal operations and this represents a potential problem for coal burning furnaces.

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Grade Thickness Au (g/t x m)
25 - 50
50 - 75
75 - 125
125 - 250
250 - 500
500 - 1000

Figure 7-7

Barrick Gold Corporation

Lagunas Norte Mine

Peru

Gold Grade Thickness Contours

March 2012

Source: MBM, 2011A.

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COAL AND CARBONACEOUS MATERIAL

Uncommon to most gold deposits, the Lagunas Norte deposit overprints both Tertiary volcanic rocks and basement Cretaceous sedimentary rocks, including variably carbonaceous, fine grained sedimentary rocks. Footwall rocks to the Lagunas Norte deposit of both the Chicama and Carhuaz formations are dominated by black carbonaceous mudstones but host no significant amounts of mineralization known to date. As some of the Tertiary volcanic rocks ripped through underlying carbonaceous sedimentary rocks of the Chicama Formation, some of these also carried carbonaceous material in their matrix (finely ground), or as coarser individually distinguishable fragments.

In the geological interpretations on sections and level plans, fine grained sediments, such as mudstones, siltstones, and interbedded sandstones, are grouped together. The Chimú Formation sediments are hence divided up in the geological model as sandstone, non-carbonaceous fine grained units, carbonaceous fine grained units, and coal. Even the narrowest carbonaceous intervals are described in the drill logs to aid the interpretation work.

The carbonaceous content has been described both qualitatively in geologic descriptions and quantitatively in terms of TCM in selected LECO analysis of carbonaceous and potentially carbonaceous rocks.

TCM contents range from over 67% for anthracitic coal down to 0% for non-carbonaceous lithology such as sandstone, which is the dominant lithology at Alto Chicama.

There is a good correlation between rocks described as carbonaceous by Alto Chicama geologists and measured TCM values. Many checks have been done to confirm this and a detailed re-logging campaign was carried out so as not to miss significant carbonaceous units.

Although carbonaceous materials do occur adjacent to mineralized rocks, there is little significant gold within the carbonaceous rocks themselves. A few notable exceptions exist to this rule, but generally plots of TCM versus gold content clearly show inverse relationships.

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It appears that the same fluids responsible for depositing the gold mineralization probably destroyed or leached out carbonaceous material from fine grained sedimentary rocks as part of the alteration process. Therefore, the best mineralized zones have the least amount of associated carbonaceous materials. Conversely, at depth where mineralization becomes more structurally controlled, there is an increase in the abundance of carbonaceous units.

MATERIAL CLASSIFICATION

The results of metallurgical testwork indicate that the metal recovery of the materials at Alto Chicama decreases with increased carbonaceous material content and/or increased content of sulphur or copper. The aforementioned materials are therefore referred to as “contaminants”.

CARBONACEOUS MATERIAL

Carbonaceous material, as defined by TCM data, has been collected in many campaigns at Alto Chicama in order to improve the geometallurgical model and has been demonstrated by metallurgists to have a strong preg-robbing effect on gold rich sodium-cyanide leaching. To evaluate this effect, sampling of carbonaceous lithologies for analysis of TCM, for recovery and for preg-robbing potential has been carried out to date on more than 4,400 samples covering potentially carbonaceous intervals within the pit.

Recovery is simply a measure of what percent of the gold is extracted by cyanide-leach from the original sample. Preg-robbing potential has been measured with several ”spike” tests consisting of adding a fixed amount of gold to a cyanide leach test and measuring how much gold remains in the solution. If the recoverable gold plus the fixed amount added remains in solution the sample is not considered to be preg-robbing. If on the other hand there is less gold than the fixed amount added plus the recoverable amount, the percent robbed is calculated by determining the amount that is missing as a fraction of the amount that should have remained in solution.

Based on analysis at Alto Chicama, it could be argued that up to 6% preg-robbing potential values based on “spike” tests are not significant as samples in the low preg-robbing range are almost as likely to return up to 6% more gold as they are of returning

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with 6% less gold. At 10% preg-robbing, the values become somewhat significant. Hence, samples are not considered to be “significantly” preg-robbing if they return values under 10% (MBM, 2009).

The effect of TCM on recovery is obvious when TCM analysis is plotted against recovery as shown on Figure 7-8.

FIGURE 7-8 TCM VERSUS GOLD RECOVERY

From MBM (2009)

The average recovery drops sharply somewhere after 0.1% TCM, stabilizing around a 30% recovery above approximately 1.0% TCM. Ongoing testwork by the mine metallurgical group suggests that no significant preg-robbing occurs for materials with less than 0.2% TCM.

COPPER AND SULPHIDES

Copper and sulphides are presented as contaminants as a result of their affinity for cyanide absorption and acid rock drainage (ARD) potential. Assays for copper and Leco S% are used to determine the classification of material contaminated with these minerals.

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WASTE

With respect to the classification of waste, LECO S% limits have been set to segregate potentially acid generating (PAG) waste from non-acid generating (NAG) waste to ensure that all PAG material is deposited in the waste rock facility (WRF), whose drainage is collected in the collection pond and treated in the adsorption-desorption and refining (ADR) plant.

Coal was originally planned to be stockpiled separately, with a constantly rotating inventory, reflecting the assumed use of this product in some possible economic or social manner. However, high carbonaceous materials with acceptable amounts of sulphur and ash content have not been encountered in significant mining widths to serve this propose.

MATERIAL CLASSIFICATION SYSTEM

Materials with acceptable levels of contaminants are crushed and processed in the Clean Heap Leach Facility (CHLF), while those with elevated contaminant levels are processed as run-of-mine (ROM) in a Single Pass Heap Leach Facility (SPHLF) where the effect of the contaminants on the recovery of metal can be minimized.

The specific metallurgical classification system for the various ore and waste material types is shown in Table 7-1 and the complex flag system used to identify different material types in the pit are shown in Figure 7-9.

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FIGURE 7-9 IN-PIT MATERIAL TYPE FLAG SYSTEM

From MBM (2011c)

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8 DEPOSIT TYPES

Lagunas Norte differs from many other large high-sulphidation epithermal gold deposits of the Andes in that a majority of the known resource is contained within Cretaceous siliciclastic sedimentary rocks, and a relatively small portion is within the Tertiary volcanic sequence that is the primary host elsewhere (e.g., Yanacocha, Pierina). The main host rock sequence at Lagunas Norte consists of quartz sandstones and subordinate interlayered mudstone, siltstone, and carbon-rich siltstone, correlated with the Lower Cretaceous Chimú Formation (Lewis, 2002).

Another significant characteristic of the Lagunas Norte deposit is the variable carbonaceous content found within the siliclastic sedimentary strata.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
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9 EXPLORATION

Field exploration on the Alto Chicama property by MBM commenced in March 2001. Following detailed mapping, geophysical and geochemical surveys, PIMA analysis, and channel sampling, drilling commenced in June 2001. By mid-September 2002, 298 holes had been drilled and twelve drill rigs were active. By the end of December 2002, 452 holes had been completed for a total of 113,338 m of drilling. Most of the Lagunas Norte area was diamond drilled on a grid of approximately 50 m by 100 m (or 72 m average spacing). In 2002, environmental, metallurgical, and engineering studies, together with cost estimation and economic analysis, were started, and by January 31, 2003, the first reserve estimate for Lagunas Norte was completed.

Drilling has been concentrated principally in the Lagunas Norte area, in the southeast portion of the Alto Chicama property. First pass reconnaissance exploration was completed outside Lagunas Norte over the Alto Chicama land holdings in 2004. The principal exploration targets defined and drill tested by MBM were the Lagunas Sur and the Tres Cruces deposits, both located southwest of the current deposit (Figure 9-1).

In 2006, resource definition drilling commenced at the satellite deposits of Lagunas Sur and Tres Cruces. The infill drill program confirmed and upgraded the continuity of wide spaced mineralization for both prospects. Focus of the 2007 perimeter exploration projects was to expand both the mineralized strike extent and to infill the existing wider spaced intersections for confirmation of mineralization continuity.

The Lagunas Sur deposit has a small resource that is included with the current Lagunas Norte resource estimate.

EXPLORATION POTENTIAL

MBM has begun evaluating the economic potential of the primary sulphide mineralization located below the current resources and at Tres Cruces.

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797,500
800,000
802,500
805,000
807,500
810,000
812,500
9,128,500
9,126,000
9,123,500
9,121,000
9,118,500
9,116,000
9,113,500
9,111,000
N
LAS VISCACHAS
LAGUNAS NORTE
LAGUNAS SUR
To Huamachuco
Airport
To Trujillo
LA CAPILLA
Quiruvilca
TRES CRUCES
0
250
500
750
1000
Metres

Figure 9-1

Barrick Gold Corporation

Lagunas Norte Mine
Peru

Satellite Deposits

March 2012

Source: MBM, 2009.

9-2

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10 DRILLING

The drill hole database has 937 diamond drill holes (DDH) totalling 176,837 m and 481 reverse circulation (RC) drill holes totalling 41,426 m (Table 10-1). Approximately 66% of the drill holes are DDH and the balance are RC. Overall, 1,418 drill holes totalling 218,263 m and comprising 166,655 samples were completed from 2001 to 2010 (Table 10-2).

TABLE 10-1 DDH AND RC DRILLING DETAILS

Barrick Gold Corporation – Lagunas Norte Mine

	DDH	DDH	DDH	RC	RC	RC
Year	Holes	Metres	Samples	Holes	Metres	Samples
2001	17	2715	2127	0	0	0
2002	438	109,074	80,459	21	1,847	1,500
2003	273	48,517	36,456	35	3,425	1,945
2004	43	5,864	4,809	4	142	138
2005	10	837	713	0	0	0
2006	72	3,145	1,997	16	1,701	1,691
2007	26	1,063	7	69	6,778	6,755
2008	28	1,435	0	309	23,748	21,946
2009	19	3,487	2,011	0	0	0
2010	11	701	320	27	3,785	3,781
Totals	937	176,837	128,899	481	41,426	37,756

TABLE 10-2 DRILLING SUMMARY

Barrick Gold Corporation – Lagunas Norte Mine

Description	DDH & RC Holes	DDH & RC Metres	DDH & RC Samples
Grand Total	1,418	218,263	166,655

Approximately half of the metreage drilled up to 2010 was done in 2002 and it was almost entirely DDHs (Figure 10-1). Since 2007, there has been much more RC drilling relative to diamond drilling after the discovery that the gold grades from core samples were biased low relative to production and to RC samples.

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FIGURE 10-1 DDH AND RC DRILLING BY YEAR

From MBM (2011d)

Drill hole collars have been surveyed and downhole surveys have been completed with a number of survey instruments, including mostly Sperry Sun and some Maxibor II up to approximately 2008, GyroSmart and MultiSmart in 2009, DeviFlex in 2010, and a Reflex gyroscopic instrument in 2011. Most of the DDH have HQ size core and a number of holes were completed with NQ diameter rods to facilitate hole completion. Average core recovery is in excess of 95%.

Both core and RC holes are logged for lithology, stratigraphy, basic structural data, and sample recovery. The degree of alteration (argillization, silicification, carbon content, etc.) and the content of various elements, like pyrite and carbonaceous material, are also recorded. The core drilling is interpreted for more detailed structural data and to measure faults and bedding angles as well as rock mechanic properties (RMR) and core recoveries whenever possible. This data is entered directly into a geological database from handheld computers using standardized rock codes and descriptive information and is used for the interpretation of the geology, structure and alteration, as well as for the modelling of the mineralized zones.

The typical spacing for DDH holes is approximately 60 m, with lengths generally ranging from 200 m to 350 m. The RC drill holes are spaced approximately 50 m apart and the RC hole lengths vary from approximately 100 m to 200 m. The mineralized zones display variable dip, and holes are mostly drilled with steep dips, generally from -65° to -85°. Drill section lines are oriented at N60°E with holes drilled parallel to the sections. The drill holes are shown in Figure 10-2.

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N
9,122,000 N
9,121,000 N
9,120,000 N
803,000 E
804,000 E
805,000 E
0
200
400
600
800
1000
Metres

Figure 10-2

Barrick Gold Corporation

Lagunas Norte Mine

Peru

Drill Hole Plan

Legend:

Drill Hole

Block Model Outline

March 2012

10-3

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLING METHOD AND APPROACH

DIAMOND DRILL CORE

All core samples are tagged, bagged, sealed in sample bags and forwarded to the sample preparation laboratory. Core is placed in metal trays at the drill site and transported to the core room where it is sorted, photographed, and examined for rock quality designation (RQD). The sample lengths are selected to honour both gross geological units and obvious geological features. Core sample lengths varied from 0.12 m to 8.1 m, with an average sample length of 1.28 m. Sampled core is sawn into equal halves. One half is placed in a sample bag and the other half remains in the core box, which is stored in a secure location on site.

REVERSE CIRCULATION SAMPLES

All the chips from the drilling are collected and sent to the assay laboratory, except for a handful that are placed in a chip tray for geological logging. The samples are collected in either one or two metre intervals, and are identified with the hole number and the distance from the collar. The RC samples are approximately 35 kg to 40 kg. They are usually assayed for Au and for LECO (sulphur, sulphide, TCM, total carbon, total sulphur, CO3, and arsenic).

BLAST HOLE SAMPLES

Cuttings from each blast hole are sampled and analyzed for grade and contaminant constituents (sulphur or carbon). The Lagunas Norte technical department has carried out extensive testing and evaluation of blast hole sampling methods and techniques and has developed a set of documented procedures for the entire process. The current sampling method involves cutting a cross-sectional sample through the cone of cuttings with the collected 6 kg to 10 kg sample bagged and tagged and logged using a digital palm pilot data collection system. Blast hole sampling locations are surveyed using a GPS system.

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The data collected from the logging of the sample, the laboratory analysis, and the blast hole survey are incorporated directly into the acQuire grade control database system. The data are ultimately used to develop a grade control model for estimation of grades and material classification according to ore characteristics into digging polygons. Each polygon contains a single material type designation based on gold grade, carbonaceous content, and sulphur content.

The polygons are staked out on the mining bench and flagged according to material type. As excavation operations progress, the material that is loaded and hauled from each polygon and material type is tracked through the dispatch system through to its ultimate disposition location (crusher, stockpile, ROM leach pad, or waste dump).

RPA is of the opinion that the core, RC, and blast hole sampling procedures at Lagunas Norte are reasonable.

SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLE PREPARATION

ALS Chemex installed a sample preparation laboratory at the Alto Chicama field camp in 2002 and performed all gold assays at its commercial laboratory in Lima. The sampling, sample preparation, and quality control procedures at the site have been reviewed and approved independently (Smee, 2002). Dr. Smee also conducted unannounced audits of the ALS Chemex laboratory in Lima in May 2002 and February 2003 and concluded that the facility is well-designed and well-operated. Dr. Smee recommended additions to the existing quality control procedures being used at the laboratory in May 2002 and all his recommendations were implemented (MBM, 2009).

Since the mine laboratory was commissioned in 2005, samples were prepared both on-site as well as off-site at commercial laboratories. The same sample preparation protocols were followed. ALS Chemex has been the primary laboratory except in mid- 2009 and 2010 when SGS became the primary laboratory and ALS Chemex was switched to the secondary laboratory.

Samples are first counted and checked against the sample submission sheet. The samples are dried and weighed and are then crushed to 70% passing two millimetres

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and split to approximately 800 g in a Jones riffle splitter. The entire 800 g split is pulverized to 85% passing 200 mesh in an LM-2 pulverizer. A 250 g to 300 g split of the pulverized pulp is shipped to the laboratory analysis. All remaining crusher rejects and pulverized pulps are retained at site and stored. The pulverizer is cleaned with barren quartz and coarse and fine sieve tests are carried out on a regular basis.

ASSAYING

The exploration samples are sent to a commercial laboratory and the fire assay gold determinations use 50 g aliquots with atomic absorption spectrometer (AAS) finish. For results greater than 5 g/t Au, a second fire assay using a gravimetric finish is performed. The exploration samples are analyzed for gold, silver, copper, TCM, sulphide sulphur (S2), arsenic, and mercury.

The blast hole samples are analyzed at the mine laboratory using a 30 g aliquot with an AAS finish. Results greater than 5 g/t Au are rerun using a gravimetric finish. A one gram sample is dissolved in two acids and AAS is used for silver and copper. An Eltra CS-2000 generates the sulphur and carbon results automatically. All production blast holes drilled in zones modelled as ore are sampled for gold, silver, and copper as well as for sulphur and carbon. Samples with greater than 0.1% sulphur are reanalyzed for sulphide sulphur and samples with greater than 0.05% carbon are reanalyzed for TCM. In material that is clearly waste, only one in four drill holes are assayed for gold and total sulphur. Holes that may contain ore or are near ore are sampled as if they were ore.

SAMPLE SECURITY

The core is logged and cut by MBM personnel within the secure Lagunas Norte mine site complex. Drill core is moved from the drill rig to the core shack by MBM personnel. Geological data recorded on the handheld computers is reviewed, field checked if necessary, and then uploaded to the main server at the end of every shift. Samples are delivered by MBM personnel to the sample preparation on-site or off-site facilities where the laboratory assumes sample custody.

MBM has tight database security protocols for the acQuire exploration and blast hole databases that control the level of access to authorized users. The acQuire database is backed up on a regular basis. The GVMapper logging software has full security levels controlled by the Database Administrator.

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QUALITY ASSURANCE AND QUALITY CONTROL

MBM has very good quality control (QC) and quality assurance (QA) procedures that include the regular insertion of in-house standards, blanks, field duplicates, reject duplicates, and pulp replicates. In addition, pulps are sent to external laboratories on a regular basis. MBM has had QA/QC procedures in place since drilling commenced in 2001. In mid-2002, following a full audit of the Alto Chicama Project’s sampling, analytical, and reporting procedures, Dr. Barry Smee implemented improvements to the QA/QC procedures.

A follow-up audit was conducted in July 2003 by Lynda Bloom of Analytical Solutions Ltd. The scope of this audit included a review of sampling, sample preparation, assaying, and quality control procedures. Ms. Bloom concluded that the sampling, sample preparation, and assaying procedures used for the Lagunas Norte drill core samples met or exceeded industry standards (Bloom, 2003).

The approximate insertion rates for exploration samples are summarized in Table 11-1. The actual insertion rates vary slightly by year and sample type. The QC insertion rates for blast hole samples sent to the Lagunas Norte laboratory also have similarly high levels, particularly when the large numbers of samples analyzed are considered.

TABLE 11-1 QC INSERTION RATES

Barrick Gold Corporation – Lagunas Norte Mine

Description	Approximate Insertion Rate
Standards	5%
Blanks	5%
Pulp Replicates	2%
Reject Duplicates	2%
Field Duplicates	3%
Sieve Tests (on rejects and pulps)	3%
External pulp replicates (more blanks and standards sent as well)	5%

Smee (2010) completed an independent review of the QC results from 2007 to 2010. The gold precision for field, reject, and pulp duplicates was approximately ±17%, ±8%, and ±7%, respectively, at 0.2 g/t Au. The external check assays compiled annually from 2007 to 2010 revealed no significant biases. The 2010 results indicated that the SGS gold assays were slightly higher than those at ALS Chemex and the certified reference material (CRM) results confirmed that the SGS gold assays had a minor positive bias.

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Barrick personnel use a number of control charts and graphs to closely monitor the QA/QC results and reanalyses are periodically requested. The insertion rates and results are well documented and reveal no significant biases or precision problems.

RPA is of the opinion that the QA/QC procedures are very good and exceed standard industry practice. Reduction in the QC insertion rates, particularly for the blast hole samples, might be warranted.

In RPA’s opinion, the sample preparation, analyses, and security are reasonable and appropriate.

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12 DATA VERIFICATION

Smee (2003) used signed assay certificates to verify 15,600 assays in the database over a two day period and found only one error.

In 2007, MBM exported all of the collar coordinates in acQuire and verified them with the hard copy data available in the hard copy files. A small number of errors were found and corrected (Gómez, 2011). In 2007, all of the Sperry Sun photographic discs were reread and compared with the downhole survey values in acQuire. A small number of errors and invalid tests were found and corrected (Gómez, 2011).

In 2007, Scott Wilson RPA did some database spot checks and found no errors.

In 2009, MBM used the electronic assays certificates to check 7,902 assays, which represented approximately 5% of the assays in the acQuire database from 2001 to 2008 (Zapana, 2009). A relatively small number of errors were found including six samples that still had 10 g/t Au overlimit values that had not been replaced with the gravimetric finish reassays. Other errors were related to inconsistent handling of below detection limit values, reanalyses, and other minor inconsequential discrepancies.

Smee (2010) chose eleven drill holes at random from 2007 to 2010 and checked 1,410 samples for database entry errors by comparing the original assay certificates against the acQuire data. No significant errors were found. A minor problem related to not updating some 5 g/t Au and 10 g/t Au overlimit values with the follow-up gravimetric fire assay results was noted. Smee (2010) also noted that some of the drill hole hard copy folders were incomplete and that some of the assay certificates were only available as .csv files and not signed .pdf files. MBM subsequently requested and has now received signed .pdf assay certificates directly from the assay laboratories for most of the assays.

In 2011, MBM checked a minimum of 5% of the collar coordinate and downhole survey data in acQuire for 2008 to 2011 drill holes (Becerra 2011a and 2011b). Overall, MBM checked 11% of the drill hole collar coordinates and downhole surveys for this time period (Table 12-1).

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TABLE 12-1 2008 TO 2011 DATA VERIFICATION

Barrick Gold Corporation – Lagunas Norte Mine

Year	Total Holes	Collars Checked	Percent of Collars Checked	Downhole Surveys Checked	Percent of Surveys Checked
2008	336	21	6%	21	6%
2009	19	9	47%	8	42%
2010	38	10	26%	10	26%
2011	82	11	13%	11	13%

Totals	475	51	11%	50	11%

The ultimate validation of the reliability of the exploration drill hole database is provided by the very good reconciliation between the resource model and production.

RPA used a number of data validation queries in Access and Vulcan and did some visual checks and found essentially no database validation problems, which is remarkable considering the database size. RPA is of the opinion that the drill hole database is valid and acceptable for resource estimation.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testing was completed prior to the start-up of Lagunas Norte and metallurgical recovery calculations were developed at that time. Lagunas Norte is continuously and routinely testing the ore that is being mined using column leach tests and bottle roll tests in the on-site metallurgical laboratory.

The gold recovery is forecast using a set of formulae outlined by Steve Haggarty and Rodolfo Espinel in a 2004 memo that are routinely updated using the information generated from the testwork. The estimated gold extraction for clean oxide ore is established using a 5th order polynomial equation based upon grade-recovery relationships for clean oxide ore that is crushed. The formula is:

x = Au (g/t)

There are ten ore types that are classified based on gold grade (Au, g/t), total carbonaceous material (TCM), sulphide sulphur (S, %), and copper concentration (Cu, ppm). They are defined in Table 13-1.

TABLE 13-1 ORE TYPES

Barrick Gold Corporation – Lagunas Norte Mine

Type	Definition	Au (g/t)	TCM (%)	S (%)	Cu (ppm)
M1	crush, clean	≥0.40	< 0.10	< 0.25	—
M1 LG	low grade crush clean	< 0.40	< 0.10	< 0.25	—
M1A	crush, clean	—	< 0.10	<0.40	<350
M2AL	crush, clean	—	≥ 0.10 & < 0.20	< 0.25	—
M3	crush, sulphide	—	< 0.10	≥ 0.40	<350
M3A	crush, sulphide	—	< 0.10	≥ 0.25	>350
M2AH	crush, low TCM	—	≥ 0.20 & < 0.50	< 0.25	—
M2B	ROM, contaminated	—	≥ 0.50 & < 1.50	< 0.25	—
M3B	low crush, contaminated	—	≥ 0.10 & < 0.50	≥ 0.25	—
M3B	Mid ROM contaminated	—	≥ 0.50 & < 1.50	≥ 0.25	—

Note: TCM – total carbonaceous material

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Revised metallurgical models have been updated by the Process Department for specific material types based on testwork undertaken since 2004, with updated algorithms issued in subsequent memoranda (Vidarte, 2008a, 2008b, 2009). The Process Department maintains the backup justification of the new algorithms.

A summary of the current algorithms utilized for the Au and Ag recovery calculations is presented with source documentation for the algorithms presented (Table 13-2).

TABLE 13-2 METALLURGICAL MODEL RECOVERABLE RECOVERY ALGORITHMS

Barrick Gold Corporation – Lagunas Norte Mine

Type	Algorithm	Source
Gold
CHLF - Crushed
M1	AuR	April 2004
M1_LG	AuR	April 2004
M1A	AuR	April 2004
M2AL
0.5 ≥ Au (g/t)	= (0.5740-0.7300*TCM(%))*Au(g/t)	August 2009
0.5 < Au (g/t) ≤ 4.0	= (0.7200+0.0498*Au(g/t)-0.7358*TCM(%))*Au(g/t)	December 2008
4.0 ≤ Au (g/t)	= (0.9200-0.7358*TCM(%))*Au(g/t)	December 2008
SPHLF – Crushed
M3	= 0.7700*Au(g/t)	May 2008
M3A	= 0.4000*AuR	April 2004
M2AH
4.0 > Au (g/t)	= (0.7200+0.0498*Au(g/t)-0.7358*TCM(%))*Au(g/t)	August 2009
4.0 ≤ Au (g/t)	= (0.9200-0.7358*TCM(%))*Au(g/t)	August 2009
M3B_Low	= 0.4000*AuR	April 2004
SPHLF – ROM
M2B	= 0.5000*AuR	April 2004
M3B_Mid	= 0.4000*AuR	April 2004

Silver
CHLF - Crushed
M1	= 0.3000*Ag(g/t)	April 2004
M1_LG	= 0.3000*Ag(g/t)	April 2004
M1A	= 0.1500*Ag(g/t)	April 2004
M2AL
0.5 ≥ Au (g/t)	= 0.1500*Ag(g/t)	April 2004
0.5 < Au (g/t) ≤ 4.0	= 0.1500*Ag(g/t)	April 2004
4.0 ≤ Au (g/t)	= 0.0750*Ag(g/t)	April 2004

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Type	Algorithm	Source
SPHLF – Crushed
M3	= 0.0750*Ag(g/t)	April 2004
M3A	= 0.0750*Ag(g/t)	April 2004
M2AH
4.0 > Au (g/t)	= 0.1375*Ag(g/t)
4.0 ≤ Au (g/t)	= 0.1375*Ag(g/t)	April 2004
M3B_Low	= 0.0750*Ag(g/t)	April 2004
SPHLF – ROM
M2B	= 0.1250*Ag(g/t)	April 2004
M3B_Mid	= 0.0750*Ag(g/t)

Note:

ACCURACY OF RECOVERY ESTIMATES

RPA has reviewed the budgeted recovery, based on the recovery calculations, and the actual recovery for the past three years. The data is shown in Table 13-3.

TABLE 13-3 RECOVERY EVALUATION

Barrick Gold Corporation – Lagunas Norte Mine

	2009	2010	2011
Au Estimated Recovery	78.2%	74.3%	76.5%
Au Actual Recovery	79.0%	80.7%	81.1%
Variance	1.05%	8.60%	5.99%
Ag Estimated Recovery	24.1%	25.9%	24.3%
Ag Actual Recovery	22.6%	32.0%	37.1%
Variance	6.2%	23.7%	52.5%

Based on the data, RPA confirms that the formulae used to estimate gold and silver recovery meet industry standards, however, RPA recommends that Barrick continue to conduct routine metallurgical tests to try to improve the accuracy of the calculations.

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14 MINERAL RESOURCE ESTIMATE

SUMMARY

Table 14-1 summarizes open pit Mineral Resources exclusive of Mineral Reserves as of December 31, 2011, based on a $1,400/oz gold price. The 2011 year-end Measured and Indicated Mineral Resources total 31.9 million tonnes averaging 0.49 g/t Au and 1.8 g/t Ag and contain 505,000 ounces of gold and 1.83 million ounces of silver. In addition, the 2011 year-end Inferred Mineral Resources total 7.2 million tonnes averaging 0.47 g/t Au and 1.7 g/t Ag and contain 109,000 ounces of gold and 397,000 ounces of silver.

TABLE 14-1 MINERAL RESOURCES – DECEMBER 31, 2011

Barrick Gold Corporation – Lagunas Norte Mine

		Grade		Contained Metal
Category	Tonnage (Mt)	(g/t Au)	(g/t Ag)	(000 oz Au)	(000 oz Ag)
Measured	0.8	0.47	1.9	12	50
Indicated	31.1	0.49	1.8	493	1,778

Total Measured and Indicated	31.9	0.49	1.8	505	1,828

Inferred	7.2	0.47	1.7	109	397

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated using a gold price of US$1,400 per ounce and a US$/PEN exchange rate of 2.75.
3.	Mineral Resources are estimated at gold cut-off grades that vary by material type from approximately 0.119 g/t to 0.692 g/t.
4.	Mineral Resources are exclusive of Mineral Reserves.
5.	Numbers may not add due to rounding.

Silver recoveries are very low at Lagunas Norte, so silver is not considered for the resource and reserve cut-off grades. The resource internal gold cut-off grades range from 0.119 g/t to 0.692 g/t depending on the material type.

The current resource model combines the 2010 year-end model for Au, Ag, Hg, and geology interpretation, all based on the drill holes available up to October 2010, with the 2011 mid-year model for Cu, As, S, and TCM. The sulphide surface was updated for the 2011 mid-year copper model. The modelling work was completed by Barrick Senior Resource Geologist Paul Gómez, MBM Modelling Geologists Melissa Vasquez, and Hugo Rios under the supervision of Barrick Superintendent of Resource and Reserve Modelling Benjamin Sanfurgo.

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RPA reviewed the resource assumptions, input parameters, geological interpretation, and block modelling procedures and is of the opinion that the Mineral Resource estimate is appropriate for the style of mineralization and that the resource model is reasonable and acceptable to support the 2011 year-end Mineral Resource and Mineral Reserve estimates. The Qualified Person for the resource estimate is Luke Evans, M.Sc., P.Eng.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other issues that could materially affect the Mineral Resource and Mineral Reserve estimates.

GEOLOGICAL MODELS

The Lagunas Norte Geology Department has developed a very good understanding of the Lagunas Norte geology. Geological models were constructed to provide geologic control for grade estimation and to provide parameters for mine planning. Geology models for lithological and geostructural domains were built using Vulcan software. The ten main faults have also been modelled. Interpretations were made by mine geology personnel on a set of 51 cross sections spaced 50 m apart and oriented at N60°E. The sectional interpretations were checked and adjusted on 47 benches spaced ten metres apart. Diamond drill holes, RC holes, blast holes, and pit mapping were used in Vulcan to create 3D geological wireframes. The geological wireframes were inspected by mine personnel and minor revisions were made locally. The geological modelling work for the current resource model was completed in late 2010. In early 2011, MBM began working with Leapfrog Mining software to investigate using it to build future geology models.

The main lithology wireframes were constructed by extrusion from the final interpretation lines on the ten metre benches. The mudstone, the carbonaceous mudstone, and the coal units in the Chimú Formation were also extruded following local strike and dip. The sandstone in the Chimú Formation was left as the background default rock type.

Wireframes were built for the main lithology and geostructural domain zones are listed in Tables 14-2 and 14-3, respectively. These wireframes were used to assign codes to the block model.

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TABLE 14-2 LITHOLOGY CODES

Barrick Gold Corporation – Lagunas Norte Mine

Code	Description
1	Volcanic (Volc)
2	Andesite (And)
3	Carhuaz
4	Chicama
5	Sandstone (SS)
6	Mudstone (MS)
7	Carbonaceous Mudstone (CBMS)
8	Coal (Coal)
9	Overburden (Ovb)
10	Breccia (Bx)

TABLE 14-3 GEOSTRUCTURAL CODES

Barrick Gold Corporation – Lagunas Norte Mine

Code	Description
1	GS1 (Azimuth: 150, dip: -25)
2	GS2 (Azimuth: 150, dip: -30)
3	GS3 (Azimuth: 150, dip: -40)
4	GS4 (Azimuth: 150, dip -50)
5	GS5 (Azimuth: 155, dip: -60)
6	GS6 (Azimuth: 155, dip: -35)
7	GS7 (Azimuth: 340, dip: -65)
8	GS8 (Azimuth: 150, dip: -50)
9	GS9 (Azimuth: 145, dip: -30)
10	GS10 (Azimuth: 185, dip: -50)

The lithological and geostructural domains models are shown in Figures 14-1 and 14-2, respectively.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
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N
9122000 N
9121000 N
9120000 N
803000 E
805000 E
LITHOLOGICAL DOMAINS
Volc 1
And 2
5
6
7
Coal 8
10
0 200 400 600 800 1000
Metres

Figure 14-1

Barrick Gold Corporation

Lagunas Norte Mine

Peru

Lithological Domains on 4,050 m Bench

March 2012

14-4

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N
9122000 N
9121000 N
9120000 N
803000 E
805000 E
0
200
400
600
800
1000
Metres

Figure 14-2

Barrick Gold Corporation

Lagunas Norte Mine

Peru

Geostructural Domains on 4,050 m Bench

March 2012

14-5

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GEOLOGICAL DOMAINS

The main mineralization controls are the lithology and the structural domains. Approximately 85% of the gold is contained within the Chimú sediments and the remaining 15% of the gold is hosted in the Calipuy volcanic rocks. Alteration has a secondary mineralization control and is very local. Alteration was not modelled.

GRADE DOMAINS

The drill hole and blast hole data were used to build gold envelopes from 0.2 g/t Au and 1.0 g/t Au bench contours spaced 10 m apart. Three separate grade indicator envelopes were also created based on blocks with a greater than 40% probability of grading over 0.15 g/t Au, 1.0 g/t Au, and 5.0 g/t Au. The indicator envelopes were used to expand the 0.2 g/t Au and 1.0 g/t gold envelopes locally along strike and down dip and the 5.0 g/t Au indicator outlined internal higher grade areas. This resulted in four grade domains (Figure 14-3) and they were used to assign codes to the block model (Table 14-4).

TABLE 14-4 GRADE DOMAIN CODES

Barrick Gold Corporation – Lagunas Norte Mine

Code	Description
0	Low (<0.15 g/t Au)
1	Normal (0.15 to 1.0 g/t Au)
2	Medium (1.0 to 5.0 g/t Au)
3	High (>5.0 g/t Au)

RPA found that the additions related to the indicator envelopes were reasonable. RPA’s preference, however, would be to construct future gold envelopes manually from the drill hole and blast hole data.

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N
9122000 N
9121000 N
9120000 N
803000 E
805000 E
GRADE DOMAINS
Low 0
Normal 1
Medium 2
High 3
0 200 400 600 800 1000
Metres

Figure 14-3

Barrick Gold Corporation

Lagunas Norte Mine

Peru

Grade Domains on 4,050 m Bench

March 2012

14-7

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DENSITY DATA

Core density is determined using a Digital Core Model (DCM) developed by CODELCO Chile and Geovectra. The system has been audited by both company personnel and external consultants, and results are consistent with pre-existing density measurements determined by conventional (ASTM) methods. Approximately half of the sampled cores (72,000 m) have Módulo Digital de Testigos (MDT) density values. The procedure for density determination is as follows:

1.	The core is cleaned, dried, and placed in specially designed weighing trays of consistent and predetermined weight, containing approximately 4.5 m of core. Core recovery is again measured at the time of density determination.

2.	The sample tray is suspended over the tank, and the weight of the tray in air is recorded, using a calibrated balance. The tray is then lowered into a tank containing water of a measured density for a short period of time. The weight of the tray in water is recorded, as is the nature and relative abundance of bubbles effusing from the core.

3.	All of the measurements (weights, recovery, lithology, and “porosity factor” for correction) are entered into the DCM database, and a corrected density is calculated for each tray.

CUT-OFF GRADES

The resource cut-off grades are based on a $1,400/oz gold price and the cost, recovery, and other parameters discussed in the reserve section. The cut-off grade estimates vary by material type (Table 14-5).

TABLE 14-5 RESOURCE INTERNAL CUT-OFF GRADES

Barrick Gold Corporation – Lagunas Norte Mine

Ore Type	Internal Cut-Off g/t Au
M1: crush, clean	0.400
M1_LG: crush, clean	0.152
M1A: crush, clean	0.119
M2AL: crush, clean	0.144
M3: crush, sulphide	0.141
M3A: crush, sulphide	0.692
M2AH: crush, low TCM	0.180
M2B: ROM, contaminated	0.285
M3B_Low: crush, contaminated	0.371
M3B_Mid: ROM, contaminated	0.414

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Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 14-8

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The resource cut-off grade estimate details are very well documented in Garcia (2011). The resource internal gold cut-off grades range from 0.119 g/t to 0.692 g/t depending on the material type.

ASSAY STATISTICS AND CAPPING OF HIGH GRADES

The assay statistics for gold are summarized in Table 14-6. The assays for 147,010 m of drilling average 0.80 g/t Au and have a very high coefficient of variation (CV) equal to 5.4. Approximately 68% of the assays are situated in sandstone and average 0.62 g/t Au. The second most abundant rock type is the breccias at 10% and they average 1.35 g/t Au.

Lagunas Norte capped high Au, Ag, Cu, TCM, S, As, and Hg assays prior to compositing based on experience, production reconciliation results, checking for high grade spatial continuity, and examining log probability plots of the assays for the main lithology types. The log probability plot for all of the gold assays is shown in Figure 14-4 and the gold capping levels applied to each lithology are listed in Table 14-6. The gold capping levels range from 7 g/t in andesite to 65 g/t in mudstone. The CVs after capping range from 1.9 in coal to 3.5 in mudstone. Excluding the overburden, the approximate amount of gold removed by capping ranges from 1.5% in the andesite to 69% in the coal.

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BoxPlot (L_litho) - Raw Data Boxplot Gold >0.001 g/t

1000.00
100.00
10.00
1.00
0.10
0.01
0.00
Au Grade (g/t)
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
% Meters
All zones
Volcanic
Andesite
Sandstone
Mudstone
Carbonaceous Mudstone
Coal
Overburden
Breccias
1Q
Max
Min
Median
Mean
3Q
% Meters

BoxPlot (L_litho) - Raw Data Boxplot Gold >0.001 g/t
Mean vs CV (L_litho) - Raw Data Boxplot Gold >0.001 g/t

(L_litho) - Raw Data Boxplot Gold >0.001 g/t				Au Grade (g/t)								Au Capp			
Description	Code	Meters	% Meters	Mean	Std.dev	Min	1Q	Median	3Q	Max	CV	Capping	CV capped	GT lost	Percetile
All zones		147,010		0.80	4.31	0.01	0.04	0.17	0.58	505.94	5.42	40.00	2.66	6.5%	99.88%
Volcanic	1	10,578	7.2%	1.60	3.90	0.01	0.04	0.36	1.58	110.00	2.43	30.00	2.03	3.1%	99.72%
Andesite	2	3,906	2.7%	0.21	0.69	0.01	0.01	0.03	0.10	12.35	3.27	7.00	3.07	1.5%	99.80%
Sandstone	5	99,527	67.7%	0.62	3.18	0.01	0.05	0.19	0.54	505.94	5.10	40.00	2.94	4.6%	99.93%
Mudstone	6	7,896	5.4%	1.52	8.58	0.01	0.02	0.07	0.53	451.00	5.65	65.00	3.47	9.3%	99.77%
Carbonaceous Mudstone	7	6,575	4.5%	0.39	3.37	0.01	0.01	0.01	0.04	135.00	8.58	30.00	5.24	15.2%	99.81%
Coal	8	1,322	0.9%	1.53	20.82	0.01	0.01	0.02	0.05	502.00	13.57	30.00	1.94	69.3%	99.32%
Overburden	9	2,486	1.7%	0.25	0.71	0.01	0.03	0.06	0.22	12.75	2.84	12.00	2.81	0.2%	99.94%
Breccias	10	14,722	10.0%	1.35	4.57	0.01	0.08	0.39	1.14	181.18	3.38	35.00	2.28	6.3%	99.74%

Table 14-6

Barrick Gold Corporation

Lagunas Norte Mine

Peru

Au Capping Levels

March 2012

14-10

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FIGURE 14-4 ASSAY CUMULATIVE FREQUENCY DISTRIBUTION – GOLD

From MBM (2011a)

RPA concurs with the capping levels and restricted search conditions selected by Lagunas Norte. Some of the capping levels appear to be too high based on the statistics but they may actually be slightly too low based on production reconciliation. Investigating separate capping levels for the RC and DDH may be warranted. Very high grade blast hole gold grades are very rare but when encountered they are capped to 50 g/t.

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COMPOSITES

Drill hole sample data were composited into five metre lengths starting at the drill hole collars. No geology breaks were applied in the compositing.

Nine percent of the total composites that are located in portions of diamond drill holes that are twinned by RC holes and within a five metre distance were excluded. In 2008, MBM twinned a number of DDH with RC drill holes and confirmed that the DDH gold grades were significantly understated relative to the RC and blast holes (Gómez, 2008).

The composite statistics for each lithology are summarized in Table 14-7 (see next page).

The relative abundance of composites in each lithology is also summarized in Table 14-7. For example, 68% of the composites occur in sandstone rocks with a block model lithology code equal to 5 and 7% of the composites are in volcanic rocks with a block model lithology code equal to 1.

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BoxPlot (L_litho) - Raw Data Boxplot Gold >0.001 g/t
Au Grade (g/t)
% Meters
100.00
10.00
1.00
0.10
0.01
0.00
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
All zones
Volcanic
Andesite
Sandstone
Mudstone
Carbonaceous Mudstone
Coal
Overburden
Breccias
1Q
Max
Min
Median
Mean
3Q
% Meters

BoxPlot (L_litho) - 5m Comps Boxplot Gold >0.001 g/t
Mean vs CV (L_litho) - 5m Comps Boxplot Gold >0.001 g/t

(L_litho) - 5m Comps Boxplot Gold >0.001 g/t				Au Grade (g/t)							
Description	Code	Meters	% Meters	Mean	Std.dev	Min	1Q	Median	3Q	Max	CV
All zones		154,799		0.70	1.81	0.01	0.04	0.20	0.64	41.58	2.59
Volcanic	1	11,176	7.2%	1.46	2.61	0.01	0.04	0.41	1.67	21.73	1.79
Andesite	2	4,248	2.7%	0.18	0.50	0.01	0.01	0.03	0.10	5.32	2.72
Sandstone	5	105,652	68.3%	0.61	1.50	0.01	0.06	0.23	0.62	41.58	2.47
Mudstone	6	7,600	4.9%	1.08	3.15	0.01	0.02	0.08	0.58	41.54	2.90
Carbonaceous Mudstone	7	8,402	5.4%	0.25	1.24	0.01	0.01	0.02	0.06	23.30	5.06
Coal	8	1,510	1.0%	0.53	2.37	0.01	0.01	0.02	0.13	25.19	4.51
Overburden	9	2,635	1.7%	0.24	0.52	0.01	0.03	0.07	0.26	8.43	2.18
Breccias	10	13,577	8.8%	1.14	2.47	0.01	0.08	0.40	1.08	37.08	2.18

Table 14-7

Barrick Gold Corporation

Lagunas Norte Mine

Peru

Gold Composite by Lithology

March 2012

14-13

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CONTACT PLOT ANALYSIS

Contact plots were generated for Au, Ag, Cu, TCM, and S values to explore the relationship between the grade variable when moving from one geological domain to another. One of the results showed that the volcanic rocks with the sedimentary rocks were hard boundaries.

The contact plots are constructed with Vulcan software. Vulcan searches for data with a given lithology code and then for data with another specified lithology code and groups the grades according to the distance between the two points. This allows for a graphical representation of the grade trends away from a “contact.” If average grades are reasonably similar near a boundary and then diverge as distance from the contact increases, then the particular boundary should probably not be used as a grade constraint (“soft”). If the averages are distinctly different across a boundary, then the boundary may be important in constraining the grade estimation (“hard”). Examples of contact plots with hard boundaries are shown in Figures 14-5 and 14-6.

Domains with hard boundaries were interpolated separately and domains with soft boundaries were combined during grade interpolation.

VARIOGRAPHY

Lagunas Norte built a number of omni-directional correlograms and indicator variograms using the composites for each lithological domain. The range of the indicator variogram was used in the search parameters. The resulting indicator variogram for five metre composites greater than 0.2 g/t Au is shown in Figure 14-7.

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Volcanic
Sandstone
Au Grade
Samples
2.50
2.00
1.50
1.00
0.50
0.00
600
500
400
300
200
100
0
-50
-40
-30
-20
-10
0
10
20
30
40
50
Distance from contact
Au gr/tn
No Comps

Figure 14-5

Barrick Gold Corporation

Lagunas Norte Mine

Peru

Gold Contact Plot for Volcanic and Sandstone Rocks

March 2012

14-15

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Domgs 1
Domgs 2
Au Grade
Samples
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
30
25
20
15
10
5
0
-50
-40
-30
-20
-10
0
10
20
30
40
50
Distance from contact
Au gr/tn
No Comps

Figure 14-6

Barrick Gold Corporation

Lagunas Norte Mine

Peru

Gold Contact Plot for Gs1 and GS2

March 2012

14-16

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1.20
1.00
0.80
0.60
0.40
0.20
0.00
Gamma(h)
90
60
0
50
100
150
200
250
300
350
400
Lag Distance h
(meters)
3-D Omnidirectional
spherical model
sample variance
range at 70% of sample variance
range at 80% of sample variance
range at 90% of sample variance

Figure 14-7

Barrick Gold Corporation

Lagunas Norte Mine
Argentina
Gold Indicator Variogram

March 2012

Source: Zangrandi, 2011.

14-17

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RESOURCE ESTIMATION METHODOLOGY

The step by step resource estimation methodology is well described in MBM (2011a). The Vulcan C shell file (adch0511.csh) provides an excellent record of all the steps done in Vulcan to build the resource block model.

The Lagunas Norte mineral resource model extends from 802,400 m to 805,445 m east, 9,119,600 m to 9,122,974 m north, and 3,750 m to 4,300 m in elevation. The 5 m high by 5 m by 5 m block model is populated directly with the lithology, structural domains, and 3D grade envelopes and a separate script is run to assign grade domain codes.

The capped assays were composited into five metre lengths. Composites for Au, Ag, Cu, TCM, S2, As, Hg, and gold recovery (Aurec) were created. The composite lithology, grade domain, and geological domain codes are back-flagged from the block model.

Lagunas Norte used multiple pass inverse distance squared (ID2) to interpolate Au, Ag, Cu, TCM, S2, Aurec, and density for all domains. The As and Hg estimation procedures are not discussed in this report.

GOLD ESTIMATION

Gold estimation parameters were developed for each of the grade domains. Length-weighted composites are used. Weighted boundaries using 0.1 and 1 values in the composite length fields were used to simulate semi-hard boundaries. These semi-hard boundaries were used for passes corresponding to grade domains 1 and 2. The 0.1 value was selected after repeated comparisons with production reconciliation data. RPA concurs with this innovative approach.

The search ellipsoids for gold are generally horizontal pancakes for lithological domains 1, 2, 3, 4, and 9 and sub-horizontal to sub-vertical pancakes oriented at 145° to 340° with a range of dips (-25° to -65°) for lithological domains 5, 6, 7, and 8. The search orientations vary for each lithological and for each geostructural domain within the Chimú sedimentary rocks. The longest radii are 180 m by 180 m by 90 m for the final pass and the shortest pass radii are 35 m by 35 m by 10 m for the second pass radii.

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There are six ID2 passes used for each of grade domain within each lithological domain and within each structural domain. The first one is the general box pass, which is based on 2.5 m by 2.5 m by 2.5 m distances and a minimum of one composite and the last pass is the fill pass, which is based on 180 m by 180 m by 90 m radii and a minimum of one composite and a maximum of five composites, with a maximum of one composite per hole.

The second passes use a minimum of two composites and a maximum of three composites, with a maximum of one composite per hole. The second pass radii are the distances defined by 80% of the omni-directional sill. The third pass radii are the distances defined by 60% of the omni-directional sill. The third pass uses a minimum of one composite and a maximum of three composites, with a maximum of one composite per hole. The fourth pass radii are the distances defined by 90% of the omni-directional sill. The fourth passes use a minimum of two composites and a maximum of three composites with a maximum of one composite per hole. The fifth pass radii are longer than the fourth pass radii. The fifth pass uses a minimum of one composite and a maximum of five composites with a maximum of one composite per hole. This pass was run only for grade domain 1.

The multi-pass interpolation parameters are summarized in Table 14-8.

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TABLE 14-8 GOLD ESTIMATION PARAMETERS

Barrick Gold Corporation – Lagunas Norte Mine

From MBM (2011a)

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GOLD RECOVERY GRADE ESTIMATE

A gold recovery model was created using primarily bottle roll recovery tests as well as the extensive cyanide amenability (CNA) database. Indicators were used to create two recovery domains (high recovery > 50%, and low recovery <50%). Length-weighted composites are used. Recoveries were calculated within each domain by estimating head grades and recovered grades.

The search ellipsoids for recoveries are generally horizontal pancakes for lithological domains 1, 2, 3, 4, and 9 and sub-horizontal to sub-vertical pancakes oriented at 145° to 340° with a range of dips (0° to -65°) for lithological domains 5, 6, 7, and 8. The search orientations vary for each lithological domain and for each geostructural domain located within the Chimú sedimentary rocks. The longest radii are 300 m by 300 m by 300 m for the second pass and the shortest pass radii are 150 m by 150 m by 75 m for the first pass.

There are two ID2 passes used for each of the gold recovery domains within each lithological domain and within each geostructural domain. The first pass radii are the distances defined by the approximate range of the omni-directional sill and the second pass radii are double of the first pass radii. Both passes use a minimum of three composites and a maximum of nine composites, with a maximum of two composites per hole.

To compare the estimation, a second recovery value was derived from a polynomial curve based mostly on bottle rolls results. Whenever both values were within ±12% of each other, the polynomial calculation was kept; otherwise the estimated result was used.

SILVER GRADE ESTIMATE

Indicators were used to create two silver grade domains (high grade > 2 g/t, and low grade <2 g/t). Length-weight composites were used.

The search ellipsoids for silver are generally horizontal pancakes for lithological domains 1, 2, and 9 and sub-vertical pancakes oriented at 330° with a dip of -60° for lithological domains 3, 4 and a dip of -65° for lithological domains 5, 6, 7, and 8. The longest radii are 350 m by 350 m by 200 m for the final pass and the shortest pass radii are 70 m by 70 m by 35 m for the first pass.

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There are two ID2 passes used for each of the silver grade domains within each lithology grouping (5 and 6, 7 and 8, and 3 and 4) and within east and west geostructural grouping defined on either side of the Central Fault (East Group: 1 and 2, West Group: 3, 4, 5, 6, 7, 8, 9, and 10).

The first passes use a minimum of five composites and a maximum of eleven composites, with a maximum of two composites per hole. The first pass radii are the distances defined by approximately 90% of the omni-directional sill. The second pass radii are the double of the first pass radii. The second pass uses a minimum of three composite and a maximum of seven composites with a maximum of two composite per hole.

COPPER ESTIMATE

Copper is considered as a contaminant because it has a negative impact on the gold recovery. An indicator at 25 ppm was created to generate the copper grade domains (high grade >25 ppm Cu and low grade <25 ppm Cu). There are two main copper zones defined by the oxide-sulphide limit (oxide and sulphide). Length-weighted composites were used.

The search ellipsoids for copper are generally horizontal pancakes for lithological domains 1, 2, 3, and 9 and sub-horizontal to sub-vertical pancakes oriented at 15° to 330° with a range of dips (-29° to -64°). The search radii vary for each lithological domain, and for each geostructural grouping (East Group: 1 and 2; North West and Central Group: 3, 4, 5, 6, 7, 8, and 9; and South West Group: 10). The longest radii are 400 m by 400 m by 400 m for the sixth pass and the shortest pass radii are 30 m by 20 m by 15 m for the third pass.

There are five ID2 passes used for each of the copper grade domains within each lithological domain, within each geostructural grouping and within each copper zone.

The first pass is the general box pass, which is based on 2.5 m by 2.5 m by 2.5 m radii and a minimum of one composite and a maximum of 99 composites.

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The second pass uses a minimum of two composites and a maximum of three composites with a maximum of one composite per drill hole. The second pass radii are the distance defined by approximately the range at 80% of the omni-directional sill. The third pass radii are the distance defined by approximately 60% of the second pass radii. The third pass uses a minimum of one composite and a maximum of three composites with a maximum of one composite per hole. The fourth pass radii are the double of the second pass radii. The fourth passes use a minimum of two composites and a maximum of three composites with a maximum of one composite per hole. The fifth pass radii are the double of the fourth pass radii. The fifth pass uses a minimum of two composites and a maximum of three composites with a maximum of one composite per hole. The sixth pass radii are the double of the fifth pass radii. The fifth pass uses a minimum of two composites and a maximum of three composites with a maximum of one composite per hole. The fifth pass is only for the low copper grade domains.

TOTAL CARBONACEOUS MATERIAL ESTIMATE

TCM is considered as a contaminant because it has a negative impact on the metallurgical recovery. It has a strong preg-robbing effect on gold rich sodium cyanide leaching. There is a good correlation between rocks described as carbonaceous (lithology codes: 6, 7 and 8) and measured TCM values.

Two estimations were completed on one metre and five metre blocks. Length-weighted composites were used. The one metre estimation was generated for the carbonaceous rocks using one metre blocks with original length assays. The five metre estimation was generated for the other lithologies using five metre blocks and five metre composites.

For the one metre estimation, indicators were used to define TCM grade domains:

•	2% TCM Indicator in coal rocks (high grade domain)

•	0.1% TCM Indicator in carbonaceous mudstone rocks (medium grade domain)

•	0.1% and 5% TCM Indicators in mudstone rocks (low, medium, and high grade domains inside the mudstone)

The search ellipsoids for TCM are generally horizontal pancakes for lithological domains 6, 7, and 8 with no restriction by structural domain, and sub-horizontal to sub-vertical pancakes oriented at 145° to 340° with a range of dips (-25° to -65°) when there is

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restriction by structural domain. The search orientations vary for each lithological domain and for each geostructural domain within the Chimú sedimentary rocks. The longest radii are 500 m by 500 m by 500 m for the second pass and the shortest pass radii are 25 m by 25 m by 5 m for lithology domain 6 inside the high grade domain.

There are two inverse distance cubed (ID3) passes used for each grade domain within lithology domains 7 and 8 and two ID2 passes used for each grade domain within lithology domain 6. The first pass is run for each lithological domain within each geostructural domain and the second pass has the same parameters without restriction by geostructural domain.

For the two ID3 passes, the first passes use a minimum of one composite and a maximum of 15 composites and a maximum of three composites by drill hole. The first pass radii (200 m by 200 m by 40 m) are based on approximately the range of the omni-directional sill. The second passes use a minimum of one composite and a maximum of 21 composites with a maximum of three composite per drill hole. The second pass radii are 500 m by 500 m by 500 m.

For the two ID2 passes, the first pass uses a minimum of one composite and a maximum of 15 composites and a maximum of three composites by drill hole. The first pass radii are the distances defined by approximately the range at 80% of the omni-directional sill. The second pass uses a minimum of one composite and a maximum of 21 composites with a maximum of three composites per drill hole. The second pass radii are the distances defined by approximately the range at 90% of the omni-directional sill.

For the five metre estimation, there are two ID2 passes used for each lithological domain and for each geostructural domain in the Chimú sedimentary rocks. Also, there is one ID3 pass used for the third pass in each lithological domain with no restriction by structural domain.

The first passes use a minimum of one composite and a maximum of 15 composites and a maximum of three composites by drill hole. The first pass radii are the distances defined by the 80% of the omni-directional sill. The second pass uses a minimum of four composites and a maximum of 21 composites with a maximum of three composite per drill hole. The second pass radii are the distances defined by approximately the range at

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the omni-directional sill. The third passes use a minimum of one composite and a maximum of 21 composites and a maximum of three composites by drill hole. The third pass radii are longer than the second pass radii.

Mudstone, carbonaceous mudstone, and coal wireframes were populated into a 1 m high by 1 m by 1 m block model. Then, they were reblocked to five metre blocks based on their majority percentages. The TCM grades values, estimated in the one metre block model, were reblocked into the 5 m high by 5 m by 5 m based on tonnage weighting from the original block grades. Dilution was incorporated into the five metre block model combining the estimated five metre TCM values with the estimated one metre TCM values that were reblocked into the five metre block model. The final diluted TCM values are based on percentages of carbonaceous rocks and the estimated TCM values from both models. The final TCM grades in the five metre blocks are diluted with the background TCM values of the sandstone.

SULPHIDE SULPHUR ESTIMATE

S2 is considered as a contaminant because it has a negative impact on the metallurgical recovery. Since the carbonaceous rocks carry much higher S2 grades than sandstone, a diluted S2 grade is calculated for each block using an approach similar to that developed to estimate TCM grades.

Two estimation processes were carried out on one metre and five metre blocks. Length-weighted composites were used. The one metre estimations were generated for the carbonaceous rocks using one metre blocks and the original length assays. Five metre estimations were generated for the other lithologies using five metre blocks with five metre composites.

For the one metre estimation, the search ellipsoids for S2 are generally sub-horizontal to sub-vertical pancakes oriented at 145° to 340° with a range of dips from -25° to -65°. The search orientation radii vary for each structural domain. The longest radii are 240 m by 240 m by 80 m for the third pass with no restriction by geostructural domain and the shortest pass radii are 60 m by 60 m by 20 m for the second pass.

There are three ID3 passes used for lithology domains 6, 7, and 8 within each structural domain. The third pass does not have restriction by geostructural domain.

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The first passes use a minimum of three composite and a maximum of 11 composites and a maximum of two composites by drill hole. The first pass radii are the distances defined by approximately the range of the omni-directional sill. The second pass uses a minimum of one composite and a maximum of five composites with a maximum of two composite per drill hole. The second pass radii are the distances defined by approximately the range at 90% of the omni-directional sill. The third passes use a minimum of three composite and a maximum of 21 composites and a maximum of two composites by drill hole. The third pass radii are double the first pass radii.

For the five metre estimation, an indicator at one percent was created to generate the S2 high and low grade domains. Weighted boundaries using 0.1 and 1 values in the composite length fields were used for the indicator 1.0 to generate semi-hard boundaries.

There are six ID3 passes used for each of the grade domains within a number of lithology groupings and within each geostructural domain in the Chimú sedimentary rocks. The first one is the general box pass, which is based on 2.5 m by 2.5 m by 2.5 m radii and a minimum of one sample, and the last pass is the fill pass, which is based on 1,000 m by 1,000 m by 500 m and a minimum of one composite and a maximum of five composites with a maximum of one composite per hole.

The second passes use a minimum of two composites and a maximum of three composites and a maximum of one composite by drill hole. The second pass radii are the distance defined by the range at 90% of the omni-directional sill. The third pass uses a minimum of one composite and a maximum of three composites with a maximum of one composite per drill hole. The third pass radii are the distance defined by the range at 80% of the omni-directional sill. The fourth passes use a minimum of two composites and a maximum of three composites and a maximum of one composite by drill hole. The fourth pass radii are the double of the second pass radii. The fifth passes use a minimum of one composite and a maximum of three composites and a maximum of one composite by drill hole. The fifth pass radii are the same as the fourth pass radii.

The 1 m high by 1 m by 1 m blocks are reblocked into the 5 m high by 5 m by 5 m blocks. The reblocked S2 grades are assigned based on tonnes weighting from the original block grades. Then, the diluted S2 grades are calculated based on percentages

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of carbonaceous rocks and the estimated S2 values. Dilution was incorporated into the five metre block model combining the estimated five metre block S2 values with the estimated one metre block S2 values (reblocked into the five metre block model). The final diluted S2 values are based on percentages of carbonaceous rocks and the estimated S2 values from both models.

DENSITY ESTIMATE

Lithology domains based on logged lithology codes were used as the main estimation domains. Length-weighted composites were used. Only composite density values that were within plus or minus two standard deviations of the density means were used. For the carbonaceous rocks, composites with less than 35% carbonaceous material were excluded. Default density values were assigned to all blocks with no interpolated densities (Table 14-9).

TABLE 14-9 TONNAGE FACTORS

Barrick Gold Corporation – Lagunas Norte Mine

Rock Type	Main Model (t/m³)
Volcanic	2.43
Andesite	2.48
Carhuaz & Chicama	2.64
Sandstone, Mudstone, and Carbonaceous Mudstone	2.58
Coal	2.47
Overburden & Breccia	2.26

The search ellipsoids for density are generally horizontal pancakes for lithological domains 1, 2, 3, 4 and 9, and sub-horizontal to sub-vertical pancakes oriented at 150° to 330° with a range of dips from -25° to -65°. The search orientations vary for each lithological domain and for each geostructural domain (just within the Chimú sedimentary rocks).

There is an ID2 pass used for each lithological domain and for each geostructural domain (just in the sedimentary rocks). It uses a minimum of five composites and a maximum of 13 composites and a maximum of two composites per drill hole. The pass radii are the distance defined by the range at 95% of the omni-directional sill.

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REBLOCKING TO FINAL RESOURCE MODEL

The 5 m high by 5 m by 5 me blocks are reblocked into the final resource model, which has 10 m high by 10 m by 10 m blocks. The reblocked grades are assigned based on tonnage weighting the original block grades and the geology and other codes are assigned based on majority rules. Over time, Lagunas Norte has developed a sophisticated multi-pass interpolation process that works well. RPA is of the opinion that the Lagunas Norte resource estimation methodology is reasonable and acceptable.

RESOURCE ESTIMATE VALIDATION

Lagunas Norte has validated the resource block model using six separate validation procedures. The results are provided in MBM (2011a) and some examples of the validation results are included below.

1.	Visual inspection of block and composite values on sections and plans

2.	Reconciliation with the ore control model

3.	Block versus composite statistics

4.	ID versus Nearest Neighbour (NN) swath plots

5.	ID versus NN global means

6.	Comparison between 2010 and 2011 estimates

MBM and RPA visually compared the composite and block grades on plans and sections and found that they correlate very well spatially (Figure 14-8).

The reconciliation data for the first eleven months of 2011 indicate that the resource model overestimates the tonnage by approximately 0.8%, and underestimates the gold grade by approximately 3.3% and contained gold ounces by approximately 2.6% compared to the grade control blast hole model (Table 14-10). The positive gold reconciliation variance of approximately 20% in the past has improved significantly to only 3% due mostly to infill RC drilling and procedural improvements to the resource model. In RPA’s opinion, the resource model reconciles very well with the grade control model.

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4200 L
4100 L
4000 L
3900 L
3800 L
9120000 N
9121000 N
AU_PPM
<0
<=0.0 0.2>
<=0.2 0.5>
<=0.5 1.0>
<=1.0 2.5>
<=2.5 5.0>
<=5.0 10.0>
<=10.0 25.0>
>=25.0
0 100 200 300 400 500
Metres

Figure 14-8

Barrick Gold Corporation

Lagunas Norte Mine

Peru

Block and Composite Au Grades

March 2012

Source: MBM, 2011a.

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TABLE 14-10 2011 RECONCILIATION RESULTS

Barrick Gold Corporation – Lagunas Norte Mine

	2011 Grade Control					2011 Resource Model
		Au	Au	Ag	Ag		Au	Au	Ag	Ag
Month	Tonnes	(g/t)	(ozs)	(g/t)	(ozs)	Tonnes	(g/t)	(ozs)	(g/t)	(ozs)
Jan	20,07,150	1.38	88,816	1.69	108,736	2,023,006	1.40	90,934	2.80	182,365
Feb	14,60,699	1.21	56,967	3.77	176,976	1,501,808	1.39	66,733	2.50	120,814
Mar	16,50,341	1.26	66,987	3.03	160,838	1,641,798	1.15	60,336	2.66	140,325
Apr	17,12,449	1.56	86,110	2.44	134,537	1,729,265	1.12	62,463	2.59	144,093
May	19,18,932	1.44	88,783	3.61	222,464	1,971,878	1.57	99,339	3.01	191,006
Jun	19,35,387	1.64	102,046	3.72	231,447	2,024,438	1.51	98,428	3.35	218,138
Jul	21,68,990	1.57	109,420	4.09	285,153	2,234,341	1.38	99,405	3.80	272,705
Aug	19,39,595	1.44	89,684	3.73	232,648	2,025,879	1.37	89,123	2.51	163,604
Sep	18,87,355	1.05	63,576	4.20	254,849	1,825,358	1.06	62,391	3.39	198,742
Oct	1,535,734	1.52	75,281	5.10	251,794	1,409,639	1.46	66,010	4.11	186,289
Nov	2,084,425	1.52	101,957	5.64	377,907	2,068,369	1.65	109,805	4.16	276,734

Totals	20,301,057	1.42	929,628	3.73	2,437,352	20,455,781	1.38	905,431	3.19	2,094,815

Percent Differences						0.8%	-3.3%	-2.6%	-14.7%	-14.1%

Graphs that compare the composite and block gold grades show that the two populations have similar distributions with not much grade smoothing evident (Figure 14-9). The composites and blocks for the main lithology domains generally have similar gold means (MBM, 2011a). The block means are generally slightly lower, which is normal.

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FIGURE 14-9 GOLD BLOCK VERSUS COMPOSITE GRAPHS

The NN and current gold block models have very similar swath plots, again indicating very little grade smoothing (Figure 14-10).

At the end of every year, MBM compares and tabulates variances with the previous year’s estimate. This is a good practice that helps ensure that all variances are explainable. The 2011 year-end Proven and Probable Mineral Reserves increased slightly, by approximately 7%, compared to 2010 and this change can be mostly attributed to higher gold prices.

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1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Au g/t
3000
2500
2000
1500
1000
500
0
Koz Au
BM Au
BM AuNN
Koz Au
Koz AuNN
215750
216000
216250
216500
216750
217000
217250
217500
EAST

Figure 14-10

Barrick Gold Corporation

Lagunas Norte Mine
Peru

Gold Swath Plots

March 2012

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RESOURCE CLASSIFICATION

The classification criteria are based on distances from composites to block centroids and the number of holes. The 35 m, 60 m, and 90 m distances correspond to the ranges at approximately 60%, 80%, and 90% of the omni-directional correlogram sill, respectively. Figure 14-7 shows the omni-directional correlogram. In RPA’s opinion, constraining the classification runs by the structural domains is very good practice. This means that composites located one side of a fault cannot influence the classification of a block located on the other side.

Measured Mineral Resources:

•	Blocks containing a 10 m composite (based on a separate 10 m cube box search classification pass using 10 m composites).

Indicated Mineral Resources:

•	Supported by composites from two holes situated within 60 m of a block or by composites from one drill hole within 35 m of a block.

Inferred Mineral Resources:

•	Supported by composites from two holes situated within 90 m of a block.

Categories assigned to each block were post-processed to reduce isolated blocks enveloped in a different category and produce more continuous areas with similar classification categories. It is RPA’s opinion that the application of a classification category clean-up script is best practice. RPA’s view is that the Inferred classification criteria are conservative. Overall, RPA’s opinion is that the MBM classification criteria are reasonable and slightly conservative.

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15 MINERAL RESERVE ESTIMATE

The resource estimates discussed in Section 14 were prepared using industry standard methods and appear to provide an acceptable representation of the deposit. RPA reviewed the reported resources, production schedules, and cash flow analysis to determine if the resources meet the CIM Definition Standards for Mineral Resources and Mineral Reserves, to be classified as reserves. Based on this review, it is RPA’s assessment that the Measured and Indicated Mineral Resource within the final pit design at Lagunas Norte can be classified as Proven and Probable Mineral Reserves.

The open pit Proven and Probable Reserves, including existing stockpiles scheduled for processing and inventory, are estimated to be 194.5 million tonnes at 0.98 g/t Au and 3.8 g/t Ag, containing 6.2 million ounces of gold and 24 million ounces of silver as presented in Table 15-1. The Qualified Person for this Mineral Reserve estimate is Glen Ehasoo, P.Eng.

TABLE 15-1 MINERAL RESERVES – DECEMBER 31, 2011

Barrick Gold Corporation – Lagunas Norte Mine

Category	Tonnage (Mt)	Au (g/t)	Ag (g/t)	Contained Metal (Moz Au)	Contained Metal (Moz Ag)
Proven	8.7	1.06	4.0	0.30	1.1
Probable	179.0	0.96	3.8	5.53	21.9
Stockpiles	5.6	1.49	3.1	0.27	0.6
Inventory	1.2	1.47	8.5	0.06	0.3
Proven & Probable	194.5	0.98	3.8	6.15	23.9

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a variable cut-off grade based on process cost, recovery and profit. The cut-offs vary from approximately 0.14 g/t Au to 0.80 g/t Au.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce and an US$/PEN exchange rate of 2.75.
4.	The Mineral Reserve estimate includes inventory.
5.	Numbers may not add due to rounding.

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16 MINING METHODS

SUMMARY OF MINING OPERATIONS

The Lagunas Norte Mine is a traditional open pit truck/shovel heap leach operation that has been in continuous operation since 2005. Table 16-1 summarizes the production history through December 2011. To date, Lagunas Norte has produced 6.5 million ounces of gold and 5.1 million ounces of silver.

TABLE 16-1 LAGUNAS NORTE PRODUCTION HISTORY

Barrick Gold Corporation – Lagunas Norte Mine

	Ore Placed					Production		Waste	Total	Strip
Year	(Mt)	(g/t Au)	(g/t Ag)	(Moz Au)	(Moz Ag)	(Moz Au)	(Moz Ag)	(Mt)	(Mt)	Ratio
2005	12.5	2.03	1.0	0.82	0.40	0.55	0.1	8.0	20.5	0.6
2006	19.4	2.26	2.1	1.41	1.28	1.08	0.4	5.2	24.7	0.3
2007	19.6	2.16	3.7	1.37	2.32	1.09	0.8	3.0	22.7	0.2
2008	22.9	1.87	3.5	1.38	2.57	1.17	1.2	1.6	24.5	0.1
2009	23.0	1.66	5.2	1.23	3.84	1.01	0.9	1.7	24.7	0.1
2010	20.0	1.35	4.1	0.87	2.64	0.81	0.8	5.3	25.3	0.3
2011	19.4	1.47	4.2	0.91	2.60	0.76	1.0	7.6	27.0	0.4

Total	136.8	1.81	3.6	7.98	15.64	6.47	5.1	32.5	169.3	0.2

Notes:

1.	Numbers may not add due to rounding.

Open pit mining operations are located on a mountain top with gentle to extreme terrain between elevations of 3,800 MASL and 4,200 MASL. Production is from a single open pit and is scheduled to be complete in 2019, followed by two additional years of stockpile rehandle. This requires the excavation of 339 million tonnes of material over the next eight years.

Figure 16-1 presents a general site layout diagram of Lagunas Norte.

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WASTE ROCK FACILITY
PERIMETER FENCE
OPEN PIT
STOCKPILES
FINAL PIT OUTLINE
CRUSHING FACILITIES
TO CAMP FACILITIES
PROCESS PLANT
HEAP LEACH FACILITY
ALEXA
JOSEFA
DAFNE
0 250 500 750 1000
Metres
N
803,000
803,500
804,000
804,500
805,000
805,500
9,122,500
9,122,000
9,121,500
9,120,500
9,120,000
9,119,500
9,119,000
9,118,500
BLUE=CREST LINE
RED=TOE LINE

Figure 16-1

Barrick Gold Corporation

Lagunas Norte Mine

Peru

General Site Arrangement

* Sistema de Coordenada Provisional Sudamerica 56 - Zona 17S

March 2012

Source: Barrick Gold Corp., 2011.

16-2

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The Lagunas Norte ultimate pit measures approximately 2.5 km along strike, typically 0.8 km to 1.2 km across with a surface footprint of approximately 240 ha, and has a maximum depth of approximately 250 m. The open pit is overlooked by the Shulcahuanca Dome (see Figure 7-5), rising 200 m above the west wall pit rim with a base diameter of approximately 350 m and slopes of over 70o facing the open pit. There is an approximate 50 m standoff from the base of the Shulcahuanca Dome for mine planning and operations.

There are four main areas of development identified within the ultimate pit: Dafne, Josefa, Alexa, and the moraines furthest to the north. The Shulcahuanca directly overlooks the Dafne area where the ultimate pit will be at its deepest. The Alexa area is to the northwest, north of the Shulcahuanca. Mining benches in Alexa form a north-south striking plateau with the pit wall stepping down on the east side and a steep natural rock face on the west side. The current vertical exposure to the west is up to 185 m, with the top 50 m in slopes typically between 60o and 80o. The moraines consist of gold bearing deposits of free digging material.

Final arrangement of the Lagunas Norte waste rock facilities (WRF) is for the continued development of surface dumps surrounding the Lagunas Norte ultimate pit other than to the south-southeast where the HLF is located, resulting in a relatively compact overall footprint.

Processing is based on two adjacent heap leach pads designed to merge into a single HLF. Various ore types both crushed and ROM are delivered to the HLF by haul truck. Solution from the HLF is pumped to the Merrill Crowe process facilities for production of gold bars with silver credits. The HLF is located starting less than 0.5 km south of the existing pit limits. Final HLF dimensions are up to 1.7 km north-south and up to 1.7 km east-west, for an ultimate footprint of approximately 280 ha.

Over 90% of remaining reserves are scheduled for crushing to a P80 of -50 mm prior to placement on the HLF as this offers a higher profit margin than ROM placement. The crushing facilities are located at the south end of the open pit, approximately 200 m from the existing pit rim and haul ramp exit. After crushing, the ore is stored in an overhead bin for loadout to the production fleet haul trucks. The haul trucks deliver the ore to the HLF for placement. The current haul distance is approximately 1.0 km uphill to the top of the existing HLF, followed by an increment of 0.5 km to 1.5 km to the destination.

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Mining an average of approximately 23.5 million tonnes per year ore is scheduled for Lagunas Norte over the next eight years, with open pit mine operations concluding in 2019. Waste rock mining varies by year from a high of 30.0 million tonnes in 2018 to a low of 9.4 million tonnes in 2013, averaging 19.6 million tonnes per year. Annual ROM material movement increases steadily over the next seven years to a peak of approximately 50.6 million tonnes (139,000 tpd) in year 2018, falling to 44.6 million tonnes in the final year of open pit operations.

The current mine life and production schedule is based on the Mineral Reserve statement in Section 15 of this report. Therefore, the potential exists for Inferred Mineral Resources within the ultimate pit to be included in the production schedule reported as waste, as they currently do not meet the requirements to be considered reportable as Mineral Reserves.

MINE DESIGN

Mine operations are considered a typical truck/shovel open pit operation with a fleet of 184 tonne payload rigid frame haul trucks combined with diesel powered face shovel excavators and front end loaders as the primary loading equipment. Haul trucks are also utilized to transport ROM ore directly to the HLF, along with crushed ore to the HLF for stacking. A fleet of large diesel powered blast hole rigs are employed for production drilling of blast patterns.

The Mineral Resource model, described in Section 14 of this report, is exported from Vulcan software and imported into Q’Pit Ltd.’s Q’Pit software (Q’Pit). The mine model is prepared in Q’Pit, applying metallurgical recoveries based on material types, calculating potential block revenue, and defining slope sectors based on geotechnical domains in the model. The mine model is exported from Q’Pit and imported into Gemcom’s Whittle 4.X software (Whittle) for open pit optimization using the Lerchs-Grossmann algorithm. Pit shells generated by Whittle are imported into Q’Pit for mine design, Life of Mine (LOM) production scheduling, and Mineral Reserve reporting.

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There are ten different material type classifications for ore at Lagunas Norte, along with multiple classifications for waste material, some of which is designated for potential future processing via other process methods thus stockpiled separately as waste. In addition, waste material is identified as non-acid generating (NAG) or potentially acid generating (PAG) in order to determine destination.

The ten material type classifications for ore are a function of gold grade, carbon content (TCM), sulphur content, and copper content; each has a set of defined metallurgical properties with recoveries and operating costs. Material type classification is based primarily on logging and analysis of production blast hole cuttings.

In general, the ore is considered to be clean or contaminated, depending on the quantity of TCMs and sulphur present, with ore being considered contaminated if it is preg-robbing in the HLF. Table 16-2 presents a detailed breakdown of the ten ore material type classifications. In addition, the average metallurgical gold recovery for each ore type is presented based on the year end 2011 cut-off grade report for the current reserves.

TABLE 16-2 ORE TYPE CLASSIFICATION

Barrick Gold Corporation – Lagunas Norte Mine

Ore Type	g/t Au	TCM %	S %	ppm Cu	Au Process Recovery
M1: crush, clean	>= 0.40	< 0.10	< 0.25	—	85.3%
M1_LG: crush, clean	< 0.40	< 0.10	< 0.25	—	85.3%
M1A: crush, clean	—	< 0.10	<0.40	< 350	84.5%
M2AL: crush, clean	—	≥ 0.10 & < 0.20	< 0.25	—	70.0%
M3: crush, sulphide	—	< 0.10	≥ 0.40	< 350	77.0%
M3A: crush, sulphide	—	< 0.10	≥ 0.25	≥350	15.7%
M2AH: crush, low TCM	—	≥0.20 & < 0.50	< 0.25	—	60.3%
M2B: ROM, contaminated	—	≥ 0.50 & < 1.50	< 0.25	—	42.4%
M3B_Low: crush, contaminated	—	≥0.10 & < 0.50	≥ 0.25	—	29.2%
M3B_Mid: ROM, contaminated	—	≥ 0.50 & < 1.50	≥ 0.25	—	29.2%

Notes:

1.	For the g/t Au column the prevailing cut-off grade overrides all entries as the minimum gold grade required to be considered as ore, otherwise there are no restrictions for gold.
2.	A ‘-’ symbol in the ppm Cu column indicates there are no restrictions for copper.
3.	All ore types with TCM ≥ 1.5% are not considered as Mineral Reserves due to low gold/silver recovery and preg-robbing properties.

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Clean ore is designated for the clean heap leach facility (CHLF), while contaminated ore is designated for the single pass heap leach facility (SPHLF). Both the CHLF and the SPHLF are located within the single footprint of the HLF. The overall weighted gold recovery for CHLF ores is 83%, and for SPHLF ores it is 49%.

In general, all CHLF ore is sent to the crusher prior to HLF placement. In addition, SPHLF ores with TCM < 0.5% are sent to the crusher prior to HLF placement permitting an increase in metal recovery over ROM placement, whereas SPHLF ores with TCM ≥ 0.5% are sent to the HLF without crushing.

Table 16-3 presents the parameters used for developing the mine model and running the open pit optimizations in Whittle. The overall gold and silver recovery is presented for the Mineral Reserve statement grades. Actual gold and silver recovery is calculated on a block by block basis dependent on ore type (see Table 16-2) and grade.

TABLE 16-3 MINE OPTIMIZATION PARAMETERS

Barrick Gold Corporation – Lagunas Norte Mine, Peru

Input Parameter	Units	Value
Revenue Factors:
Au Price	US$/oz	1,200.00
Ag Price	US$/oz	22.00
Au Pay Factor	%	100
Ag Pay Factor	%	100
Exchange Rate	PEN:US$	2.75

Selling Costs:
Refining	US$/oz	2.18
Royalty	%	2.51

Pit Slopes (Inter-ramp) by Rocktype:
By Zone	degrees	Variable

Mining Parameters:
Mining Reference Cost	US$/t moved	1.958
Re-handle: M1_LG ores	US$/t moved	1.22
Re-handle: Colluvial ores	US$/t moved	0.50
Mining Recovery	%	100
Mining Dilution	%	0

Processing Parameters:
Au Recovery, Overall	%	64

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Input Parameter	Units	Value
Ag Recovery, Overall	%	21
Process Cost, CHLF Ore	US$/t Crush	2.09
Process Cost, SPHLF Ore	US$/t Crush	2.43
Process Cost, SPHLF Ore	US$/t ROM	2.18
Heap Leach, Placement	US$/t process	0.38
Heap Leach, Re-handle	US$/t moved	0.80
Heap Leach Expansion	US$/t process	0.78
G&A Cost	US$/t process	1.11

Operating Assumptions:
HLF Placement Rate	tpd	63,000
Average Specific Gravity	t/m3	2.54
Diesel, FOB Site	US$/L	0.91
Explosives, Average FOB Site	US$/kg	0.76
Cyanide, FOB Site	US$/kg	2.36
Lime, FOB Site	US$/kg	0.16
Electricity, FOB Site	US$/kWhr	0.07

The Whittle optimizations are run at gold prices between US$960/oz and $1,440/oz for use in pit phase selection for production sequencing and test sensitivity to pit limits at higher gold prices. The cash optimum pit at US$1,200/oz gold is selected for use in the ultimate pit design as it maximizes reportable ounces and is very similar to the best Net Present Value (NPV) pit.

Mining cost is an average of all tonnes moved based on a detailed LOM operating cost estimate with cost sensitivities run up to ± 20%. No mining recovery or mining dilution is assumed in the Whittle optimization as this is factored into the resource model by a combination of block size selection and continuity of the mineralization. In some instances, diluting material will grade above the cut-off but will not be considered ore due to TCM content. Mining factor assumptions are verified through good reconciliation performance of the resource model to the ore control model and dispatch reporting.

Mining of the Shulcahuanca is not permitted. In order to deal with this and still produce an optimized open pit result, the cost of mining blocks within the restricted Shulcahuanca area are adjusted to force the optimum pit boundaries to work around the restricted area.

A separate process cost is applied to CHLF and SPHLF ore types as SPHLF ores require a greater quantity of consumables. All ore types placed are charged a heap

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leach placement cost which is variable over the LOM dependent on the haulage profile for the given period. SPHLF ores are charged a rehandle cost as spent material is relocated to another area of the HLF once the leach cycle has completed, in order to allow for placement of the next batch of SPHLF ore. Heap leach expansion costs are applied to all ore processed as an operating cost, along with general and administrative costs.

The HLF placement rate is the legal limit for placement based on Lagunas Norte’s operating permits; this includes all material placed whether crushed or ROM. The LOM production schedule considers crushing at 57,000 tpd plus 6,000 tpd of ROM contaminated ore placement. This schedule results in the build-up of approximately 30 million tonnes of contaminated ore in stockpile for processing at the end of the mine life.

Cut-off grades for reporting Mineral Reserves are calculated utilizing the following formula:

COG=[(Cp+Hle+Hlp+Cga)/((YAu*(SPAu-TRAu)+(YAg*(SPAg-TRAg))*(1-CR))]*31.1035

Where, COG = internal (breakeven in-pit) gold equivalent cut-off grade (g/t)

Cp	= processing cost ($/t processed)
Hle	= heap leach expansion cost ($/t processed)
Hlp	= heap leach placement cost ($/t processed)
Cga	= general and administrative cost ($/t processed)
YAu	= gold metal recovery (fraction)
YAg	= silver metal recovery (fraction)
SPAu	= gold metal selling price ($/oz)
SPAg	= silver metal selling price ($/oz)
TR	= metal TC/RC and transport cost ($/oz)
CR	= Centromin Royalty (fraction)

Table 16-4 details internal cut-off grades for each ore material type. Both resource and reserve cut-off grade estimate details for Lagunas Norte are very well documented in Garcia (2011).

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TABLE 16-4 INTERNAL CUT-OFF GRADES, MINE RESERVES

Barrick Gold Corporation – Lagunas Norte Mine, Peru

Ore Type	Internal Cut-Off g/t Au
M1: crush, clean	0.40
M1_LG: crush, clean	0.17
M1A: crush, clean	0.14
M2AL: crush, clean	0.17
M3: crush, sulphide	0.16
M3A: crush, sulphide	0.80
M2AH: crush, low TCM	0.21
M2B: ROM, contaminated	0.33
M3B_Low: crush, contaminated	0.43
M3B_Mid: ROM, contaminated	0.48

Notes:

1.	Cut-off grades are calculated for the 2011 Mid/End-Year Cut-off Grade Report.

In addition to the mine reserve cut-off grades used for production scheduling, a floating cut-off grade is employed in daily operations, which is updated every three months or as required to better reflect the current gold price market. Mineralized material which falls between the mine reserve cut-off and floating cut-off is dispatched to the HLF as long as it is not displacing higher grade ores or upsetting the CHLF – SPHLF balance, in which case it would be dispatched to a stockpile.

Ultimate pit design is based on the optimum cash pit shell from Whittle at US$1,200/oz gold. Additional pit shells are used as guides to design pit phases leading up to the ultimate pit, in order to maximize Project NPV while maintaining a practical mine sequence and production schedule. Pit designs, long term production scheduling, and reserve reporting are completed in Q’Pit. Pit mid-bench lines are digitized in Q’Pit, honouring the Whittle pit shell outline and all pit wall slope constraints, and include haulage ramps.

In RPA’s opinion, the ultimate pit design honours the Whittle optimum pit shell, except for a few minor areas where access ramps are required or walls need to be smoothed out for operability.

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Detailed mine design parameters are presented in Table 16-5. Pit wall slopes vary based on structural domain, as per recommendations provided by Piteau Engineering Latin America S.A.C. (Piteau) discussed later in this section.

TABLE 16-5 MINE DESIGN PARAMETERS

Barrick Gold Corporation – Lagunas Norte Mine, Peru

Parameter	Units	Value
Haul Road Width	m	30
Haul Road Gradient, Maximum	%	10
Mining Bench Height	m	10
Safety Berm Width, Highwall	m	8 - 12.9
Bench Face Angle, Highwall	degrees	60 - 80
Inter-ramp Slope Angle, Highwall	degrees	36 - 52

The 30 m haul road width design includes a single shoulder berm and water collection ditch.

RPA has reviewed the pit designs and is of the opinion that they follow good engineering practice. All phases are designed with sufficient room to allow for operations, and roads and ramps have been delineated.

GROUND CONDITIONS/SLOPE STABILITY

The geotechnical analysis to develop slope design parameters for Lagunas Norte was completed by Piteau, with the most recent work completed in October 2010. Piteau developed the feasibility-level geotechnical design criteria for Lagunas Norte in 2003. The 2010 work updates the 2003 study to cover changes from the original pit configuration, primarily relating to pit expansion and deepening. In addition, Piteau performs a scheduled site review once a year.

Piteau states that due to the relatively competent nature of the rock mass and relatively low overall slope heights planned for the Lagunas Norte open pit, the potential for deep-seated rock mass failure is considered unlikely and overall slope instability is not expected to control slope design. Consequently, explicit overall slope stability analyses were not conducted. Piteau recommends a review to determine if deep-seated overall slope stability analyses is warranted based on the new ultimate pit plan.

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Although the maximum designed slope height at Lagunas Norte is relatively small at approximately 215 m, there is a complex array of various slope zones, geologic features, and exposures to deal with. Piteau has identified eight structural domains plus overburden, with design sectors identified for each domain by compass bearing. Structural domain boundaries follow geological contacts, major faults, and axial fold planes. Design sectors are identified as either highwall slopes or footwall slopes.

Table 16-6 summarizes the current highwall slope design recommendations for Lagunas Norte. Ranges for the inter-ramp slope angle (IRA), bench face angle (BFA), and catch berm width (CBW) are provided to cover each domain sector excluding footwall slopes. All design sectors are based on double benching to 20 m except for two, which are considered at 10 m single bench height.

TABLE 16-6 SUMMARY OF PITEAU HIGHWALL SLOPE DESIGN RECOMENDATIONS

Barrick Gold Corporation – Lagunas Norte Mine

Highwall Structural Domain	IRA (o)	BFA (o)	CBW (m)
KCW-U	40 – 48	60 – 70	10.7 – 12.9
KCW-L	43 – 47	60 – 70	10.0 – 12.1
KCE-U	36 – 52	60 – 80	8.0 – 12.9
KCE-L	43 – 50	60 – 75	10.0 – 12.6
AND-E	46 – 50	70 – 75	11.4 – 12.6
AND-SW	36 – 45	60 – 70	8.0 – 12.7
VOLC-W	43 – 52	65 – 80	10.7 – 12.1
VOLCANICS	41 – 48	60 – 70	10.7 – 12.7
OVERBURDEN	Maximum Overall Slope Angle of 30 degrees

Table 16-7 summarizes the applicable footwall slope design recommendations for Lagunas Norte, based on expected domain sectors. In general, the BFA is set to follow the bedding dip angle, with bench height increasing as the bedding dip angle decreases.

TABLE 16-7 SUMMARY OF FOOTWALL SLOPE DESIGN RECOMENDATIONS

Barrick Gold Corporation – Lagunas Norte Mine, Peru

Footwall Structural Domain	Bench Height m	IRA degrees	BFA degrees	CBW m
KCW-O	20	43.2	65	12
KCW-W	20	33.1	44	10

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Footwall Structural Domain	Bench Height m	IRA degrees	BFA degrees	CBW m
KCW-E	20	38.6	53	10
KCE-W	40	28.4	32	10
KCE-E	40	28.4	32	10
AND-SW	20	57.6	88	12
KCC-W	20	33.1	44	10

Figure 16-2 presents a plan view of the slope domains on the Lagunas Norte ultimate pit.

As can be seen in Figure 16-2, the majority of the ultimate pit falls within the KCW-U slope domain, followed by KCW-L, AND-E, and AND-SW.

As part of regular operations, Lagunas Norte is performing trial benches on interim walls to gain experience with specialized mining methods as required and document and assess the slope performance for optimization of final design.

As part of the overall water management plan, pit slopes require depressurization, which is achieved through a combination of vertical and horizontal dewatering wells, and control of surface water.

RPA is of the opinion that the work completed by Piteau was of an appropriate scope and the pit design is based on reasonable engineering analysis and assumptions.

A sophisticated system of manual and automated data collection equipment has been installed at Lagunas Norte for monitoring pit wall activity. In addition to a network of prisms, piezometers, and extensometers, a radar system and photogrammetry are used in high risk zones, such as on the northeast wall. Also, an automated theodolite and electronic distance meter (EDM) system is scheduled to be installed in 2012 for use with installed prisms.

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LEGEND:
3500 NE
GEOLOGICAL SECTION
STRUCTURAL DOMAIN BOUNDARY
F1
MAJOR FAULT
STRUCTURAL DOMAINS
AND-SW
AND-E
COVER/OVERBURDEN
KCE-L
KCE-U
KCW-L
KCW-U
VOLCANICS
VOLC-W
CARHUAZ FORMATION
CHICAMA FORMATION
0
100
200
300
400
500
Metres

Figure 16-2

Barrick Gold Corporation

Lagunas Norte Mine
Peru

Final Pit Slopes Domains in Plan

March 2012

Source: Piteau Associates, 2010.

16-13

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PRODUCTION SCHEDULE

Only Mineral Resources with classification of Measured or Indicated can be converted to Proven or Probable Mineral Reserves for production scheduling. A mine production schedule was developed from the mine design that targets the permitted limit for heap leach placement of ore at Lagunas Norte of 63,000 tpd. During open pit mining operations, on average 19.8 Mtpa (54,000 tpd) of ore is placed to the HLF, the majority of which is crushed prior to placement. This is followed by two additional years of production from stockpiles. Total ore plus waste mining over this period ranges from 34 Mtpa (92,000 tpd) up to 51 Mtpa (139,000 tpd). Table 16-8 summarizes the open pit mine production schedule by year.

TABLE 16-8 MINE PRODUCTION SCHEDULE

Barrick Gold Corporation – Lagunas Norte Mine, Peru

Year	Open Pit Mine Production Schedule
	(Mt)	(g/t Au)	(g/t Ag)	(Moz Au)	(Moz Ag)	Waste (Mt)	Total (Mt)	Strip Ratio
2012	21.5	1.28	3.6	0.9	2.5	12.2	33.7	0.6
2013	28.4	0.90	2.6	0.8	2.4	9.4	37.8	0.3
2014	25.9	0.88	3.0	0.7	2.5	13.7	39.5	0.5
2015	25.1	1.03	4.5	0.8	3.6	18.8	43.9	0.8
2016	23.8	0.86	4.1	0.7	3.1	21.8	45.6	0.9
2017	24.7	0.86	5.2	0.7	4.1	24.6	49.3	1.0
2018	20.6	0.99	4.1	0.7	2.7	30.0	50.6	1.5
2019	17.7	0.99	3.5	0.6	2.0	26.6	44.3	2.2
2020	0.0	0.00	0.0	0.0	0.0	0.0	0.0	0.0
2021	0.0	0.00	0.0	0.0	0.0	0.0	0.0	0.0

Totals	187.7	0.97	3.8	5.8	23.0	157.2	345	0.8

Notes:

1.	Numbers may not add due to rounding.

During regular mining operations and as part of the LOM plan, short term and long term stockpiles are utilized. Low grade CHLF ores are stockpiled during times when crusher capacity is fully utilized by higher grade CHLF ores. Similarly, SPHLF ores are stockpiled when required to prevent displacement of better quality CHLF ores and to minimize preg-robbing issues. Last, potentially economic mineralization with TCM ≥ 1.5% is also stockpiled for potential future processing via other methods, these stockpiles are not processed in the current LOM production schedule. Table 16-9 summarizes the HLF placement schedule by year, which includes production from both open pit operations and stockpile reclaim.

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TABLE 16-9 HEAP LEACH PLACEMENT SCHEDULE

Barrick Gold Corporation – Lagunas Norte Mine, Peru

	Heap Leach Placement Schedule					Recovery		Recoverable Metal
Year	(Mt)	(g/t Au)	(g/t Ag)	(Moz Au)	(Moz Ag)	Au (%)	Ag (%)	(Moz Au)	(Moz Ag)
2012	20.3	1.24	3.6	0.8	2.3	84	25	0.7	0.6
2013	20.6	0.98	2.8	0.6	1.8	84	27	0.5	0.5
2014	20.2	0.93	3.2	0.6	2.1	78	23	0.5	0.5
2015	20.1	1.01	4.6	0.7	3.0	74	23	0.5	0.7
2016	19.9	0.87	4.0	0.6	2.6	77	22	0.4	0.6
2017	19.5	0.91	5.2	0.6	3.2	61	21	0.3	0.7
2018	18.8	1.11	4.2	0.7	2.5	47	15	0.3	0.4
2019	18.2	1.52	4.1	0.9	2.4	34	12	0.3	0.3
2020	26.1	0.78	3.5	0.7	2.9	40	18	0.3	0.5
2021	9.8	0.12	2.3	0.0	0.7	85	30	0.0	0.2

Totals	193.3	0.98	3.8	6.1	23.6	64	21	3.9	4.8

Notes:

1.	Numbers may not add due to rounding.

The difference between totals for Tables 16-8 and 16-9 represents the stockpile inventory at the start of 2012, which is approximately 5.6 million tonnes at 1.49 g/t Au.

WASTE ROCK

Waste rock from Lagunas Norte open pit mining operations is stored starting just past the ultimate pit rim extending from the southeast along the eastern edge and to the north forming one continuous WRF with a total footprint of approximately 200 ha. Elevations range from approximately 4,000 MASL up to 4,200 MASL, with individual dump faces typically less than 50 m vertical.

To the east and southeast, the WRF is referred to as Botadero de Desmonte Este. The southern face of this area, which extends approximately 1,000 m east of the ultimate pit rim, is currently final and in the process of being reclaimed with new vegetation in place.

Heading north, the WRF wraps around the eastern rim of the ultimate pit and is currently active. At the far north end of the ultimate pit is the Botadero Vizcachas WRF which will extend approximately 800 m north of the ultimate pit rim. This area is the footprint of current mining operations in the moraines area. Once moraine stripping is complete, this area will be backfilled as part of the final WRF layout.

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In addition to the WRF identified above, a relatively small, approximately 10 ha, low grade stockpile is developed during mining of the Alexa area of the pit. During blasting operations on the Alexa plateau, some material is cast to the western free face resulting in a build-up of low grade NAG material on the side of this slope. This material is currently not in the LOM production schedule, however, will be considered for processing at the end of the mine life dependent on market conditions. In the original mine plan feasibility study, this area was referred to as the west waste facility, and had a significantly greater footprint than the current mine plan.

Approximately 75% to 80% of waste material destined for the WRF is considered PAG. As part of the water management plan, a series of water diversion and collection ditches are constructed, allowing for the collection of PAG drainage so that it can be treated at the water treatment plant prior to discharge.

Above cut-off grade material with TCM ≥ 1.5%, thus currently considered waste, is stockpiled within the WRF footprint in the event a new process flowsheet is enacted that can profitably extract the gold from this material.

Remaining capacity of the east WRF is approximately 85 million m3, while there is approximately 90 million m3 of waste material in the LOM production plan with consideration for a 50% swell factor. The shortfall in WRF capacity is covered by the west waste facility and partial backfilling of the ultimate pit limits near the end of open pit mining operations.

Sufficient waste rock storage capacity exists within the WRF and ultimate pit backfill to support the mine production schedule and Mineral Reserve statement.

A comprehensive WRF geotechnical report was prepared by Piteau in 2009 for the current arrangement.

HEAP LEACH FACILITY

A HLF is permitted which at its final build straddles a ridgeline and sits in two neighbouring drainages. Currently, a single drainage is occupied directly south of the ultimate pit limit, with foundation preparation of the second drainage in progress immediately to the east of the first.

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The footprint of the final HLF design is approximately 300 ha starting at approximately 4,000 MASL. The maximum bench elevation is approximately 4,270 m, built up with bench intervals of 10 m.

Proven and Probable Reserves in the LOM production schedule total approximately 194 million tonnes, less than the remaining HLF maximum design capacity of approximately 200 million tonnes. Combining all classifications of Mineral Resources with Mineral Reserves within the ultimate pit limits based on the current process totals approximately 200 million tonnes, which indicates there is sufficient capacity within the current HLF design for future increases in production tonnes.

A comprehensive HLF geotechnical report was prepared by Golder in 2004, and has been revised for the expanded footprint.

MINE EQUIPMENT

Lagunas Norte operations are typical truck/shovel open pit operations, with all major production equipment furnished with GPS and dispatch systems. For production scheduling, equipment horsepower is de-rated for the operating elevations.

The current haul truck fleet consists of 12 Komatsu 730E trucks rated for a 184 tonne payload, with a peak truck count of 18 scheduled in 2016. Two to four of the current 12 haul trucks are assigned to hauling crushed ore from the overhead ore bin to the HLF on a daily basis as required. Peak production occurs in 2018 requiring haulage of 51 million tonnes ROM plus 19 million tonnes crush to the HLF. This demands that each truck move an average of approximately 3.9 million tonnes, which is near the upper limit for the proposed fleet.

Loading operations are conducted using a variety of diesel powered machines for production with the current fleet scheduled as follows:

•	Two Komatsu PC 4000 face shovels with 23 m3 buckets; and

•	Two Komatsu WA1200 front end loaders with 20 m3 buckets.

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Two additional Komatsu WA1200 front end loaders are put into service, one in 2014 followed by the second in 2015, bringing the front end loader fleet to four. In addition, consideration is being made to convert one Komatsu PC 4000 face shovel to a backhoe setup to provide greater mining flexibility. The peak ROM loading requirement is 51 million tonnes in 2018, plus additional stockpile and dynamic rehandle of approximately 8 million tonnes. Annual loading capacity with all six primary production loaders operating is over 70 Mtpa, sufficient to meet production requirements.

The diesel powered production drill fleet currently consists of four Reedrill SKS 12 blast hole drills. Over the next few years, three of the drills are scheduled to be replaced with new units, along with a fifth unit added in 2013. All drills are equipped with a 251 mm drill bit and are capable of single pass drilling the 10 m bench height plus one metre of sub-drill. Peak production drill capacity will be approximately 35 Mtpa to 40 Mtpa. This may strain the proposed fleet at peak production requirements of 51 million tonnes ROM in 2018, however, there is sufficient time and build-up to this peak to observe how the fleet performs and if additional drill capacity will be required. In addition, up to four smaller secondary drills will be available for wall control blasting requirements and other duties.

One of the primary production drills is set up for remote control operation. Only this drill is deployed in the Alexa area of the ultimate pit when drilling close to the western plateau edge where there is increased potential for unstable ground conditions.

For blasting, a blend of emulsion and ANFO are loaded into each hole. Consideration is given for a rainy and dry season, adjusting the powder factor to suit. Average powder factor targets are 0.48 kg/t in ore and 0.41 kg/t in waste. Very good rock fragmentation was observed during the site visit in both ore and waste material.

Mine mobile equipment production rates were reviewed with availability and utilization to see if mining production rates and costs are appropriate. RPA is of the opinion that the equipment productivities for the production fleet are appropriate. The current mine equipment fleet is listed in Table 16-10, along with major support equipment.

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TABLE 16-10 MINE EQUIPMENT FLEET

Barrick Gold Corporation – Lagunas Norte Mine, Peru

Equipment	Manufacturer	Current 2012
Haul Truck, 730E	Komatsu	12
Face Shovel, PC4000	Komatsu	2
Wheel Loader, WA1200	Komatsu	2
Drill, SKS 12	Reedrill	4
Drill, ECM-370	Ingersoll Rand	1
Drill, Ranger 700	Sandvik	1
Track Dozer, D375A	Komatsu	7
Motor Grader, GD825A	Komatsu	4
Backhoe, PC300LC	Komatsu	4
Backhoe, PC750	Komatsu	1
Backhoe, WB140	Komatsu	1
Wheel Loader, WA500	Komatsu	1
Wheel Dozer, WD600	Komatsu	3
Water Truck, 330M	Komatsu	2
Utility Trucks, 20t	—	5

MANPOWER

Lagunas Norte operates on a 24-hour per day, 365 days per year schedule. For most operating positions, there are four work crews with two on site at any time working two 12-hour shifts per day, 14 days on followed by 14 days off.

Mining operating manpower is based on approximately four operators for each operating position. Mining manpower for operations, maintenance including process maintenance, and technical services in 2012 is budgeted for 390 employees. RPA considers the manpower estimates to be reasonable.

MINE INFRASTUCTURE

Lagunas Norte has all necessary infrastructure for a large open pit mine operation in a remote location at high altitude. Mining related infrastructure includes a truck shop, truck wash facility, warehouse, fuel storage and distribution facility, explosives storage and magazine sites, and electrical power distribution and substations to support construction and mine operations.

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17 RECOVERY METHODS

PROCESS DESCRIPTION

The recovery process used at Lagunas Norte is a two-stage conventional crushing circuit, followed by heap leaching, and a Merrill Crowe zinc cementation plant for recovery of the precious metals. The major components of the process are:

•	Primary crushing

•	Secondary crushing

•	Heap leaching

•	Recovery plant

•	Refinery

•	Water discharge treatment plant

A simplified process flowsheet is provided in Figure 17-1.

CRUSHING CIRCUIT

The crushing circuit was originally designed to crush 42,000 tpd, but the capacity is permitted to 63,000 tpd. Historically, it was determined that the gold recovery from heap leaching at Lagunas Norte is not overly dependent on crush size so the size has been increased over time to allow more material to be processed through the crushing circuit. Haul trucks dump ore directly into the gyratory crusher. A rock breaker is available to break large rocks at the mouth of the primary crusher. The ore is discharged through an apron feeder onto belt conveyor number one which conveys it to a 2,000 tonne live capacity stockpile.

From the stockpile the ore is fed to the secondary crushers by conveyor belt number two. A splitter divides the feed into two parallel lines. Each line has a double deck screen. Oversize material passes to an MP800 secondary crusher which reduces the size to 80 percent passing (P80) approximately 50 mm. The product from each line is delivered to belt conveyors number three and number four, which in turn deliver the crushed ore to conveyor belt number five. Finally, the material is stored in the 1,000 tonne live capacity ore bin. From the bin the crushed ore is loaded into haul trucks that transport the ore to the leach pad. Lime is added to the trucks to raise the pH of the leach solution.

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HEAP LEACH PAD

The leach pad stacking plan is developed by the leach department and the Technical Services department at Lagunas Norte. Stacking of the crushed ore is done in 10 m high lifts. A high precision GPS dozer assists in the stacking operation by pushing the material over the edge of the surface while maintaining a level surface and preventing excessive segregation of the material. After completing the stacking of one cell, the surface is ripped using dozers to scarify the upper layer that has been compacted by the operation of the haul trucks on the leach pad during material placement.

Contaminated ore is stacked on a separate area of the leach pad. Some of the contaminated ore is crushed and some is not, depending on the type of ore.

Once the cell has been prepared, a drip irrigation system is laid on top of the ore. Cyanide solution is trickled through the pad at the rate of 20 L/m2/h. Due to the net positive water balance, raincoats are used to reduce the amount of water entering the processing circuits. After passing through the pad, pregnant solutions are collected from under the raincoats and are temporarily stored in the pregnant leach solution (PLS) pond, then pumped to the process plant using vertical turbine pumps at the rate of 2,700 m3/h. The plant and pumping systems have been modified so a portion of the pregnant solution as well as solution collected in the sediment ponds is recirculated to the leach pad to increase the flow rate to 3,000 m3/h, which is adequate to maintain the optimum solution to ore ratio. Prior to the modifications, there was not always sufficient solution to maintain the optimum ratio.

Water that flows from the surface of the raincoats is collected in one of six raincoat ponds. Samples of the water are collected and analyzed from weak acid dissociable (WAD) cyanide. If the WAD cyanide concentration is less than 0.1 ppm, the water can be discharged from the property without further treatment.

RECOVERY PLANT

The pregnant solution is pumped to the Merrill Crowe zinc cementation recovery plant. The suspended solids are removed in the clarifier and the dissolved oxygen concentration is reduced to less than one part per million by the de-aerator. From the de-aerator the solution passes through a cone where powdered zinc is added. In the zinc cementation process, the zinc is exchanged into the solution and the gold and silver

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precipitate out of the solution. The precipitate is recovered from the solution using filter presses and the barren solution is stored in a tank. Cyanide and anti-scalent are added to the barren solution and it is recirculated to the leach pad via the process overflow pond (POP).

REFINING

The precipitate that is recovered in the filter presses is put into trays that are placed in mercury retorts. In the retorts, the precipitate is gradually heated so the precipitate dries and the mercury is evaporated, condensed, and recovered under a vacuum system. The mercury is collected, stored, and transported in special containers, according to international standards.

After retorting, the precipitate is mixed with flux and placed in a smelting furnace. The impurities are removed from the precious metals in the slag and the mixture of gold and silver is recovered as doré. The doré is transportation to a refinery for further processing.

WATER TREATMENT PLANT

CYANIDE DESTRUCTION

In the event that the water balance indicates a surplus inventory of solution in the system, it is necessary to divert a certain quantity of barren solution to the cyanide destruction plant. Cyanide destruction at Lagunas Norte utilizes sodium metabisulphate and air to create a strongly oxidizing sulphur dioxide (SO2)/air mixture, which is catalyzed by copper which is added as copper sulphate. Free cyanide and WAD cyanide are oxidized to form cyanate ions, which are later degraded to carbon dioxide (CO2) and soluble ammonia. The plant is designed to destroy 117 kg/h WAD cyanide. This equates to approximately 500 m3/h of barren solution that contains 235 ppm of WAD cyanide.

ACID ROCK DRAINAGE

In the event acid rock drainage (ARD) is generated from the east WRF, the solutions will be temporarily stored in the ARD pond. From the ARD pond the solution is pumped to an oxidation tank and then to a pH regulation tank. Suspended solids are separated in a clarifier. The sludge from the clarifier is stored in sludge ponds that were built for this purpose. The acid rock drainage treatment plant is designed for a capacity of 1,000 m3/h. All acid water generated by the operation is collected from the perimeter of the east dump and leach pad and treated.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 17-3

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WATER DISCHARGE

The effluent from the ARD plant at a pH of approximately 3.5 is mixed with the detoxified solution from the cyanide destruction circuit at a pH of approximately 9.2. Lime is added to increase the pH to greater than 8.7, which causes additional metals to be removed from the water by precipitation. Finally, the pH is reduced to a pH of approximately 7.0 by the addition of sulphuric acid and the water is stored in a polishing pond until assays can be completed to confirm that it meets water quality standards required for discharge from the property. After the water quality is confirmed the water is discharged.

SECONDARY TREATMENT PLANT

At the time of the site visit, a secondary water treatment plant was under construction to further improve the treatment facilities and the quality of the water that is discharged from the property. The plant design includes ferric sulphate precipitation to remove metals and reverse osmosis to remove ammonia.

CARBON-IN-COLUMN PLANT

At the time of the site visit, installation of carbon-in-columns (CICs) to accommodate a flow rate of 3,000 m3/h was also planned for 2012. The purpose of the installation is to further increase the solution flow to the leach pad to 4,000 m3/h. The excess available flow, i.e., 2,000 m3/h, from the CIC circuit will be used to wash the areas of the leach pad where leaching is completed.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 17-4

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Primary Crushing
Gyratory Crusher
2000 t Stockpile
Secondary Crushing
Screens (2)
Cone Crusher (2)
Cal
Truck Load Out
Leaching
Pregnant Solution
Dearation
Filter Press (4)
NaCN
Clarifier (4)
Mercury Retort (2)
Zinc Dust
Barren Solution
Clarification
Pregnant Solution Tank
Induction Furnace
Doré Bars

Figure 17-1

Barrick Gold Corporation

Lagunas Norte Mine
Peru

Simplified Process Flow Sheet

March 2012

Source: Barrick Gold Corp., 2011.

17-5

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18 PROJECT INFRASTRUCTURE

Lagunas Norte infrastructure and services have been designed to support an operation of 63,000 tpd of ore to a HLF and a nominal 140,000 tpd of total material mined. Due to the remote location, the property is self-sufficient with regard to the infrastructure needed to support the operation.

ACCESS

The Lagunas Norte mine site is located approximately 90 km east northeast of Trujillo, the capital of La Libertad Region, Peru, and also the closest major population and commercial centre. Trujillo is located just above sea level on the Pacific Ocean coastline. Access to Lagunas Norte begins by public paved road heading east northeast from Trujillo along the road to Otuzco for approximately 75 km. At this point the road splits and a rough, all season public gravel road heads east towards the mine-site and beyond. It is approximately 70 km to the mine-site turnoff along the gravel road, which currently has sections being upgraded and paved. Approximately 7 km before the mine-site turnoff is the mine airfield, which has a compacted gravel runway approximately 1.6 km long at 4,180 MASL. From the mine-site turnoff it is 1.0 km to the main gate at 4,155 MASL. From the main gate it is approximately 3.0 km to the Lagunas Norte open pit, and 6.0 km to the camp facilities at 3,800 MASL. The total route distance from Trujillo is approximately 150 km one way, and takes four to five hours for a light vehicle in typical driving conditions.

Most consumables are transported along this route by truck, as well as persons whom work at the mine in buses.

MINE SITE FACILITIES

The mine and HLF are located at the mine site at elevations between 3,800 MASL and 4,200 MASL. Also, located in the same vicinity are the crushing facilities and Merrill Crowe recovery plant, on-site facilities (safety/security/first aid/emergency response building, assay laboratory, plant guard house, dining facilities, and offices); related mine services facilities (truckshop, truck wash facility, warehouse, fuel storage and distribution facilities, reagent storage and distribution facilities), and other facilities to support operations.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
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ACCOMMODATIONS

Mine camp facilities are located approximately three kilometres east and downslope of the Lagunas Norte open pit operations at approximately 3,800 MASL. Permanent accommodations are available for all Lagunas Norte employees and visitors. Contractor accommodations are also provided near the Lagunas Norte accommodations. Site accommodations are sufficient for the Lagunas Norte workforce, contractors, and consultants.

WATER

The water for process and mining consumptive needs is from rain captured in two small lakes. There is plenty of water available for consumptive use now and for the future. At Lagunas Norte, a water management group is in place to carry out all dewatering including pumping, distribution, delivery and disposal. Lagunas Norte has a positive water balance.

ELECTRICAL

Electricity is provided by a privately owned generation company and delivered to Lagunas Norte through a high voltage power line that is connected to the national grid in Trujillo.

BUILDINGS AND FACILITIES

The main facilities are:

•	Access roads

•	Open pit and haul roads

•	East potentially acid generating (PAG) waste rock facilities

•	Temporary ore stockpiles for net acid generating (NAG) and PAG

•	Primary crusher, secondary crusher, and ore bin

•	Freshwater reservoir, Pozo Hondo and Laguna Negra reservoir

•	Heap leach facility, pregnant solution pond, process water overflow pond (POP)

•	East sedimentation pond, west sedimentation pond

•	Merrill Crowe plant; barren solution treatment plant

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•	Acid rock drainage (ARD) collection pond; ARD treatment plant; polishing pond

•	Sewage treatment plants

•	Truck maintenance and truck wash

•	Warehouse and administration buildings

•	Miscellaneous storage facilities, fuel storage

•	Explosives magazine

•	Fresh water supply and distribution system, potable water treatment and distribution

•	Power supply and distribution

•	Incinerator

•	Security gatehouse

COMMUNICATIONS

The mine site has a communication network of telephones and licensed UHF radio repeaters within the Main Pit mining area and village facilities. Outside these areas, communication is by means of UHF CB radio, satellite phone, and cellular phone.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 18-3

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19 MARKET STUDIES AND CONTRACTS

MARKETS

Gold and silver are the principal commodities at Lagunas Norte and are freely traded, at prices that are widely known, so that prospects for sales of any production are virtually assured. Prices are usually quoted in US dollars per troy ounce.

CONTRACTS

Lagunas Norte has a contract for the purchase of gold and silver doré with Barrick International Bank Corp. (BIBC) and a refinery with BIBC and PAMP, a metal refining company. Under these contracts, Lagunas Norte sells to Barrick and BIBC all the gold and silver doré produced by the mine at market prices determined on the basis of spot prices for gold and silver (as established by the London Bullion Market Association the business day preceding the date of delivery) minus transportation costs, insurance, refining, processing, and other charges paid to the refinery.

Currently, there are no forward sales or hedging for gold. In the case of silver, a contract is in place whereby Silver Wheaton Corp. buys 100% of silver produced for US$13.69/oz. This contract expires at the end of 2013. During 2014 and 2015, Silver Wheaton may continue to receive silver production from Lagunas Norte until Barrick has satisfied its requirements of a completion guarantee on its Pascua-Lama project.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

ENVIRONMENTAL STUDIES

Environmental studies at the Project are ongoing and extensive. For example, they have done significant work proving that cattle can grow to large sizes at high elevations using their ranches to demonstrate effective methods to the local communities.

PROJECT PERMITTING

The environmental impact assessment (EIA) for the Project was approved in 2004. In August 2010, an amendment to the former EIA was approved which allowed:

•	Expansion of the east waste dump

•	New leach pad

•	New ponds – doubling of size for PLS, POP, ARD, sediment ponds

Permits to discharge from the sedimentation ponds and the rotating bio-contactor (RBC) sewage treatment plant at El Sauco expire every two years. The approvals for permits for pit dewatering and the trout farm are ongoing.

Water monitoring at 31 points in three basins (Chuyugal, Perejil, and Caballo Moro) is required. Groundwater is monitored at ten points and surface water is monitored at 16 points. Mine effluent is monitored at three points and potable water and wastewater are monitored at two points. The data is reported every three months. The main discharge point from the property is la quebrada (valley) Lagunas Negra. Additional points are monitored in order to help evaluate the water management practices at Lagunas Norte.

Air monitoring is required at four points primarily for dust. Reports are due quarterly. Additional permits are required for hazardous waste disposal, e.g., fire assay cupels, which is done off site by experts. Wildlife is monitored every two years and aquatic life is monitored annually during the operating phase of the mine for internal purposes.

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Lagunas Norte is in compliance with the International Organization for Standardization (ISO) 14001 Environmental Management System and the International Cyanide Code. ISO certification is renewed every five years. Cyanide Code audits and renewals are completed every three years.

RECLAMATION

A closure plan is required. Financial guarantees to cover the costs of closure are required annually. The costs are based on the area of the faces and the total cost is divided by the number of years remaining in the Project life to calculate an annual cost. The closure cost in 2011 was estimated to be a total of US$199.49 million. This includes US$111.0 million for concurrent reclamation, US$56.4 million for final closure and US$32.1 million for post closure costs. Therefore, the annual cost is $7.2 million. The current closure plan estimates that treatment of ARD water will continue for approximately 34 years. This includes effluent from leach pads, waste storage facilities, and other installations.

SOCIAL OR COMMUNITY REQUIREMENTS

The primary social program at Lagunas Norte is employment programs that are designed to train unemployed workers. The focus is on local communities and suppliers. El Sauco is the closest community. A local company, primarily employing residents from El Sauco, has been established to employ the residents of the town. The majority of the workers work in the camp cooking and cleaner.

The Lagunas Norte social and community programs are participative. They encourage representatives from the local communities to take water samples in conjunction with the company employees and to submit them to laboratories of their own choice. Lagunas Norte also utilizes the QEM system where questions or doubts about the mining practices are encouraged. The inquiries will be answered or operations will be asked to provide an answer or specialists will be retained to provide the answers.

Voluntary reclamation of Callacuyan, a historic coal mine located in the area of the Project has been enthusiastically received by the local community and regulators. As a result of the reclamation process, the camp was reclaimed, the loadout facility was removed, and acidic water is being treated using passive wetlands treatment. The underground mine was also closed.

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Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 20-2

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21 CAPITAL AND OPERATING COSTS

CAPITAL COSTS

Remaining capital costs at Lagunas Norte are primarily sustaining capital, which includes mine equipment replacement and leach pad expansion. Total remaining capital costs are a nominal $704 million. Mine pre-stripping capital has been treated as an operating cost for the purposes of this Technical Report. Mine site exploration capital has been excluded as that capital should be expended against future mineral resources. Capital costs are in Q4 2011 US dollars, and assume an exchange rate of 2.75 PEN to the US dollar. Table 21-1 shows the capital expenditure schedule.

TABLE 21-1 CAPITAL COSTS SUMMARY

Barrick Gold Corporation – Lagunas Norte Mine

Department	Sustaining Capital US$ Millions
Engineered Facilities	235
Sustaining Capital	298
Other	5
Subtotal	538
Contingency	27
Closure	139

Total Capital Expenditures	704

Notes:

1.	Numbers may not add due to rounding.

OPERATING COSTS

Lagunas Norte has been in production since 2005. Operating costs are tracked and well understood. Operating costs are based on Q4 2011 costs and assume an exchange rate of 2.75 PEN to the US dollar.

Mine operating costs are a nominal $2.69 per tonne of material mined or $4.80 per tonne of ore mined. Unit mine operating costs for Lagunas Norte are presented in Table 21-2.

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TABLE 21-2 MINE OPERATING COSTS

Barrick Gold Corporation – Lagunas Norte Mine

Mine Department	Units	Cost
Drill	US$/t moved	0.23
Blast	US$/t moved	0.38
Load	US$/t moved	0.34
Haul	US$/t moved	0.50
Support	US$/t moved	0.34
Mine Overhead	US$/t moved	0.18
Subtotal	US$/t moved	1.96
Rehandle, M1_LG Ores	US$/t re-handle	1.22
Rehandle, Colluvial Ores	US$/t re-handle	0.50

Total LOM Costs	US$/t moved	2.69
	US$/t processed	4.80

Notes:

1.	Numbers may not add due to rounding.

Process operating costs are dependent on ore type and processing method and include the heap leach, crushing and conveying, stacking, Merrill Crowe process plant, power, and consumables. Process operating costs for the LOM are $2.84 per tonne ore processed. Unit process operating costs for Lagunas Norte are presented in Table 21-3.

TABLE 21-3 PROCESS OPERATING COSTS

Barrick Gold Corporation – Lagunas Norte Mine

Process Department	Units	Cost
Crush & Convey	US$/t process	0.59
Leach Pad	US$/t process	0.66
Process Plant	US$/t process	0.76
Overhead	US$/t process	0.20
Subtotal, All Ore	US$/t process	2.22
Subtotal, CHLF Ore	US$/t CHLF	2.09
Subtotal, SPHLF Ore – Crush	US$/t SPHLF-Crush	2.43
Subtotal, SPHLF Ore – ROM	US$/t SPHLF-ROM	2.18
Dynamic Pad Rehandle	US$/t rehandle	0.80

Heap Leach, Placement	US$/t process	0.38

Total LOM Costs	US$/t process	2.84

Notes:

1.	Numbers may not add due to rounding.

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General and administrative costs (G&A) include all management salaries, camp operating costs, access road operating costs, contractors and consultants, and environmental, health and safety costs. Administrative costs average $1.21 per tonne ore processed over the LOM. Unit operating costs are presented in Table 21-4.

TABLE 21-4 G&A COSTS

Barrick Gold Corporation – Lagunas Norte Mine

Department	Units	Cost
General Site Management	US$/t process	0.17
Camp	US$/t process	0.25
Site Overhead	US$/t process	0.47
Other	US$/t process	0.32

Total LOM Costs	US$/t process	1.21

Notes:

1.	Numbers may not add due to rounding.

All in unit operating costs for Lagunas Norte are US$8.85 per tonne processed.

Total operating cash cost per ounce of gold production over the LOM is US$474/oz. Total production cost per ounce, including capital, over the LOM is US$656/oz.

MANPOWER

Lagunas Norte mine site manpower is approximately 3,000 people. Direct Lagunas Norte mine site employees are approximately 670 with 2,400 contractors and consultants. The breakdown of mine site manpower by area is provided in Table 21-5.

TABLE 21-5 MINE SITE MANPOWER

Barrick Gold Corporation – Lagunas Norte Mine

Department	Count
Mine	200
Technical Services	50
Maintenance	130
Process	120
General	170
Subtotal, Direct	670
Contractors	2,400

Total Mine Site	3,050

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
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Notes:

1.	Numbers may not add due to rounding.

Major contracts currently in place at site are for the moraines earthwork operations, foundation preparation for the HLF expansion project, operation of the camp facilities, site security and logistics services, and assorted maintenance contracts.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
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22 ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required in Section 22 Economic Analysis on properties currently in production, unless the Technical Report includes a material expansion of current production. RPA notes that Barrick is a producing issuer, the Lagunas Norte Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Lagunas Norte Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23 ADJACENT PROPERTIES

MBM controls a large land area adjacent Lagunas Norte. There are no adjacent properties that are relevant to this report.

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 24-1

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25 INTERPRETATION AND CONCLUSIONS

Based on the site visit and subsequent review, RPA offers the following conclusions:

MINERAL RESOURCE ESTIMATION

•

The 2011 year-end Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, total 31.9 million tonnes averaging 0.49 g/t Au and 1.8 g/t Ag and contain 505,000 ounces of gold and 1.83 million ounces of silver.

•	The 2011 year-end Inferred Mineral Resources total 7.2 million tonnes averaging 0.47 g/t Au and 1.7 g/t Ag and contain 109,000 ounces of gold and 397,000 ounces of silver.

•

Mineral Resource estimates have been prepared utilizing acceptable estimation methodologies. The classification of Measured, Indicated, and Inferred Resources, stated in Table 14-1, conform to CIM (2010) definitions.

•	The current drill hole database is reasonable for supporting a resource model for use in Mineral Resource and Mineral Reserve estimation.

•

The methods and procedures utilized by MBM at the Lagunas Norte Mine to gather geological, geotechnical, assaying, density, and other information are reasonable and meet generally accepted industry standards. Standard operating protocols are well documented and updated on a regular basis for most of the common tasks. MBM developed and implemented its own laboratory information management system (LIMS) for the mine laboratory. The mine carries out regular comparisons with blast hole data, previous models, and production reconciliation results to calibrate and improve the resource modelling procedures.

•

Exploration and development sampling and analysis programs use standard practices, providing generally reasonable results. The resulting data can effectively be used for the estimation of Mineral Resources and Mineral Reserves.

•	The positive gold reconciliation variance of approximately 20% in the past has improved significantly to only 3% due mostly to infill RC drilling and procedural improvements to the resource model.

•	Overall, RPA is of the opinion that MBM has done very high quality work that exceeds industry practice.

MINING AND MINERAL RESERVES

•

The open pit Proven and Probable Reserves, including existing stockpiles scheduled for processing and inventory, are estimated to be 194.5 million tonnes grading 0.98 g/t Au and 3.8 g/t Ag, containing 6.2 million ounces of gold and 23.9 million ounces of silver.

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•	The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves, stated in Table 15-1, conform to CIM definitions.

•	The operating data and the supporting documents were prepared using standard industry practices and provide reasonable results and conclusions.

•

Recovery and cost estimates are based upon actual operating data and engineering to support a Mineral Reserve statement. Economic analysis using these estimates generates a positive cash flow, which supports a statement of Mineral Reserves.

•

The current Lagunas Norte production schedule provides reasonable results and, in RPA’s opinion, meets the requirements for statement of Mineral Reserves. In addition to the Mineral Reserves within the ultimate pit, there are Mineral Resources and potential sulphide resources that represent opportunities for the future.

ENVIRONMENTAL CONSIDERATIONS

•

The environmental and social practices at Lagunas Norte appear to be very effective. The use of ranches/farms, including the trout farm, to demonstrate the viability of the coexistence of agriculture and mining appears to be very effective. Also, the transparency of the water sampling along with representatives from the local community and the voluntary reclamation and remediation of the historic coal mining areas have clearly enabled Barrick to have a strong “social licence to operate” Lagunas Norte.

PROCESS

•	RPA confirmed that the formulae used to estimate gold and silver recovery meet industry standards.

•

The Lagunas Norte operation is an excellent operation where the staff have made intelligent and innovative use of the available resources. For example, using solution recirculation to increase the amount of solution going to the leach pad is an excellent idea. It not only provides additional solution to meet the required ratio of solution to ore, but increases the gold grade of the solution which makes the Merrill-Crowe zinc cementation process work more efficient and reduces costs.

•

The solution management practices exceed industry standards under extremely difficult conditions. Not only is there a high net positive water balance, but there is an effective, efficient water management system that includes ARD water treatment, secondary water treatment, and other processes. It is clear that a lot of thought went into the development and integration of all of the solution management processes.

•

One of the processing constraints is difficulty in reducing the ammonia concentration to less than 10 ppm in the effluent from the water treatment facilities prior to discharge from the mine. While it is accepted that much of the

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ammonia comes from cyanide and cyanate, a portion of it may be residue from the blasting. If the amount of ammonium nitrate used in blasting is reduced, it may be beneficial to the water treatment process and, correspondingly, enhance the remaining processing operations.

•

The installation of the CIC circuit will be very beneficial in the detoxification and closure of the leach pad, in RPA’s opinion. Activated carbon recovery of gold and silver does not add zinc to the circuit, as the Merrill Crowe circuit does. It removes residual metals from the solution and reduces the cyanide concentration since some of the metals are present as cyanide complexes that adsorb onto the surface of the activated carbon. So, the CIC circuit will not only increase the solution flow but will also be very helpful when the mine moves into final closure of the leach pads.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 25-3

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26 RECOMMENDATIONS

RPA makes the following recommendations:

MINERAL RESOURCE ESTIMATION

•

In RPA’s opinion, the resource modelling work is very good and no significant procedural changes are warranted. The resource model is performing very well, so it is best not to make any significant procedural changes. RPA notes, however, that the modelling procedures include hundreds of interpolation runs, the use of length weighted composites to simulate semi-soft boundaries, multiple interim block sizes, and other advanced features that collectively result in a very complex process that may be difficult for potential newcomers to the site to follow. Consequently, RPA’s sole recommendation on resources estimation would be to try to simplify the modelling procedures in the future without sacrificing the model reliability.

MINING

•

The LOM plan is robust and Barrick should proceed to implement the plan as presented. Production haul truck and drill fleets should be monitored closely in future years to ensure adequate capacity is in place to meet production targets while annual production requirements increase.

•

MBM should review the potential of reducing powder factor and its impact on mining productivity and costs along with crushing throughput and costs; the rationale being that at present a significant amount of material passed through the crusher does not require crushing but still contributes to wear.

•	MBM should review the conveyor belt extension to the HLF for LOM operations to reduce the haulage cycle and corresponding demand on haul trucks.

PROCESS

•

The contribution of ammonia from blasting agents should be evaluated to determine if a reduction in the powder factor may reduce the ammonia concentration in the leach solution and if that would lead to a positive impact on production.

•

In response to the mining discussion about switching to blasting using only emulsion instead of the combination of ANFO and emulsion, RPA recommends that the impact on the water treatment processes be carefully and fully investigated. The emulsion is specifically designed such that it will not dissolve in water, however, it will still contribute to the total ammonia in the solution and it will most likely not respond to the water treatment processes in the same way. RPA recommends investigating whether the use of emulsion will plug up the reverse osmosis membranes and if the concentration of ammonia due to the emulsion will be reduced using the existing plant.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
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•

MBM should evaluate if there is any benefit to accelerating the construction of the CIL facility to improve gold recovery from the higher grade clean oxide ore before the pressure oxidation circuit is operational. Although permitting may be a time constraint, it is worth considering.

•	RPA recommends that Barrick continue to conduct routine metallurgical tests to try to improve the accuracy of the calculations used to estimate recovery of gold and silver.

•

RPA understands the rationale for trying to lower the mine laboratory 0.05% detection limit for the sulphur assays, however, RPA would like to emphasize that changes to the classification of potentially acid generating ore should be thoroughly evaluated prior to the time any changes are made in the operation. Representative samples should be used to conduct acid-base accounting and humidity cell tests to ensure that a change will not result in ARD that is uncontrolled. RPA observed that Lagunas Norte is currently doing an excellent job of managing ARD, collecting and treating the drainage efficiently, and maintaining an operation that has not created environmental problems due to ARD. RPA recommends that every care should be taken to ensure that this does not change in the future.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
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27 REFERENCES

Hill, Alan R.; Davidson, Alexander J., 2003, The Alto Chicama Property Department of La Libertad, Peru, Technical Report, March, 2003, 52 p.

Becerra, C., 2011a, Validación Coordenadas Finales Sondajes 2008, 2009, 2010, and 2011, Internal MBM Memorandum Dated November 2011, 8 p.

Becerra, C., 2011b, Reporte Validación de Survey Sondajes 2008, 2009, 2010, and 2011, Internal MBM Memorandum Dated November 2011, 40 p.

Bloom, L. Analytical Solutions Ltd. (2003): Review of Sample Preparation, Assay and Quality Control Procedures, Alto Chicama Project, Peru, July 2003.

CIM, 2010, CIM Definition Standards – For Mineral Resources and Mineral Reserves, Prepared by the CIM Standing Committee on Reserve Definitions, Adopted by CIM Council on November 27, 2010.

Garcia, Esteban, 2011, 2011 Mid/End-Year Cut-Off Grade Report, Lagunas Norte Mine, Barrick Gold Corporation, June 2011, 21 p.

Garcia, Esteban, 2009, The Lagunas Norte Mine Technical Report, La Libertad Region, Peru, Minera Barrick Misquichilca S.A., March, 2009, 119 p.

Garcia, W.V., 2009, Geology of the Milagros Project, Alto Chicama District, La Libertad, Peru, Colorado School of Mines master of Science Thesis, 162 p.

Golder Associates Inc. And Golder Associates Peru S.A., 2004, Technical and Economic Evaluation Volume III of IV Heap Leach Facility Design, Report by Golder Associates, March 2004, 77 p.

Gómez, Paul, 2011, Validación de datos históricos Lagunas Norte, Internal MBM Memorandum Dated November 26, 2011, 1 p.

Gómez, Paul, 2008, Lagunas Norte Perforacion en Banco 4,050, Internal Powerpoint Presentation “upgrading Test.ppt” Dated March 2008, 30 slides.

Haggarty, S. and Espinel, R., 2004, Au and Ag Extraction Estimates for Revised 2Q 2004 LOM Planning, memo to Frank McCann, April 8, 2004,

Lewis Geoscience Services Inc., 2002, Structural Geology and Ore Controls of the Lagunas Norte Deposit, Alto Chicama Project, Cajamarca, Peru, November 16, 2002, 48 p.

Minera Barrick Misquichilca, 2011a, Lagunas Norte Resource Estimation Report by Paul Gómez, Melissa Vasquez, and Hugo Rios, November 2011, 144 p.

Minera Barrick Misquichilca, 2011b, Reporte LOM Mantenimiento LGN, November 7, 2011, 7 p.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 27-1

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Minera Barrick Misquichilca, 2011c, Ore Control_LN_Katia.ppt, Internal Powerpoint Presentation Dated November 29, 2011, 31 Slides.

Minera Barrick Misquichilca, 2011d, Resumen_Collar_LN.xlsx, Excel file Dated November 26, 2011 by Melissa Vasquez.

Minera Barrick Misquichilca, 2011e, Reporte Trimestral QA-QC Blastholes, Enero-Marzo 2011, Minas Lagunas Norte, Internal Memorandum Dated April 10, 2011 by Jose Azan, 39 p.

Minera Barrick Misquichilca, 2011f, Reporte Trimestral QA-QC Blastholes, Abril-Junio 2011, Minas Lagunas Norte, Internal Memorandum Dated July 3, 2011 by Jose Azan, 39 p.

Minera Barrick Misquichilca, 2011g, Reporte Preliminar QA-QC 2011, Minas Lagunas Norte, Internal Memorandum Dated November 2011 by Geology Department, 51 p.

Minera Barrick Misquichilca, 2010, Reporte Final QA-QC 2010, Minas Lagunas Norte, Internal Memorandum Dated May 2010 by Geology Department, 65 p.

Minera Barrick Misquichilca, 2009, Reporte Final QA/QC DDH EXPIT June 2009, Minas Lagunas Norte, Internal Memorandum Dated June 21, 2009 by Geology Department, 54 p.

Piteau Engineering Latin America S.A.C., 2010, Alto Chicama Project, Lagunas Norte Mine – 2010 Open Pit Slope Design Update, Report by Piteau Engineering Latin America S.A.C., October 2010, 455 p.

Piteau Engineering Latin America S.A.C., 2009, Review of East Dump Design and Proposed North Expansion, Lagunas Norte Mine, Report by Piteau Engineering Latin America S.A.C., June 17, 2009, 316 p.

Piteau Engineering Latin America S.A.C., 2004, Alto Chicama Project – Geotechnical Assessments and Design Criteria for Proposed Open Pit Slopes, February 2004.

Rios, Hugo, 2005, El Yacimiento Epitermal de Oro de Alta Sulfuracion de Alto Chicama, Controles de Mineralizacion y Modelo Genetico Preliminar, National University of Engineering, Lima Peru, Geological Engineering Thesis, 88 p.

RPA, 2006, Review of Mineral Reserve Estimation Procedures, April 10, 2006, 52 p.

RPA, 2005, Review of Mineral Reserve Estimation Procedures, February 7, 2005, 38 p.

Scott Wilson RPA, 2008, Report on an Audit of Mineral Reserves At The Lagunas Norte Mine, Peru, Prepared by Scott Wilson RPA, May 10, 2008, 93 p.

Smee and Associates Consulting Ltd., 2010, A Review of Quality Control Data Lagunas Norte Resource Drilling, Alto Chicama Area, Peru, December 2010, 42 p.

Smee and Associates Consulting Ltd., 2008, A Review of Quality Control Methods, Quality Control Data, Field Measurements and Drill Core Sampling Protocol, Tres Cruces Project, Alto Chicama Area, Peru, March 2008, 45 p.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 27-2

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Smee and Associates Consulting Ltd., 2002, Quality Control and Sampling Procedures, Alto Chicama Project, Peru, May 2002, 45 p.

SNC-Lavalin Engineers and Constructors Inc. (2002): Minera Barrick Misquichilco S.A., Centromin Study, November 2002.

Vidarte, J., 2008a, Memo to Jaime Polar and Wesley Ubillus, Extraction M3, May 2008.

Vidarte, J., 2008b, Memo to Jaime Polar and Wesley Ubillus, Extraction M2AL, M3B, December 23, 2008.

Vidarte, J., 2009, Memo to Jaime Polar and Wesley Ubillus, Modelo de Extracciones de Oro para los Minerales M1, M3, M2AL, M2AH, y M3B, December 20, 2009.

Zapana, Angela, 2009, Reporte de Validacion de Leyes – 5% Base de Datos de Lagunas Norte, MBM Internal Memorandum Dated June 2009, 15 p.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 27-3

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28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Lagunas Norte Mine, La Libertad Region, Peru” and dated March 16, 2012, was prepared and signed by the following authors:

(Signed & Sealed) “Luke Evans”

Dated at Toronto, ON
March 16, 2012	Luke Evans, P.Eng.
Principal Geological Engineer

(Signed & Sealed) “Glen Ehasoo”

Dated at Vancouver, BC
March 16, 2012	Glen Ehasoo, P.Eng.
Senior Mining Engineer

(Signed & Sealed) “Kathleen Ann Altman”

Dated at Lakewood, CO
March 16, 2012	Kathleen Ann Altman, Ph.D., P.E.
Principal Metallurgist

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 28-1

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29 CERTIFICATE OF QUALIFIED PERSON

LUKE EVANS

I, Luke Evans, M.Sc., P.Eng., as an author of this report titled “Technical Report on the Lagunas Norte Mine, La Libertad Region, Peru” prepared for Barrick Gold Corporation, and dated March 16, 2012, do hereby certify that:

1.	I am a Consulting Geological Engineer with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of University of Toronto, Ontario, Canada, in 1983 with a Bachelor of Science (Applied) degree in Geological Engineering and Queen’s University, Kingston, Ontario, Canada, in 1986 with a Master of Science degree in Mineral Exploration.

3.	I am registered as a Professional Engineer in the Province of Ontario (Reg.# 90345885). I have worked as a professional geological engineer for over 28 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Consulting Geological Engineer specializing in resource and reserve estimates, audits, technical assistance, and training since 1995.

•	Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements.

•	Senior Project Geologist in charge of exploration programs at several gold and base metal mines in Quebec.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Lagunas Norte Mine from November 28 to December 1, 2011 and held meetings at the Barrick office in Lima on December 2, 2011.

6.	I am responsible for the preparation of Sections 2 to 5, 7 to 12, and 14 and collaborated with my co-authors on Sections 1, 6, 23, 25, and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 29-1

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 16th day of March, 2012

(Signed & Sealed) “Luke Evans”

Luke Evans, M.Sc., P.Eng.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 29-2

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GLEN A. EHASOO

I, Glen A. Ehasoo, P.Eng., as an author of this report entitled “Technical Report on the Lagunas Norte Mine, La Libertad Region, Peru” prepared for Barrick Gold Corporation and dated March 16, 2012, do hereby certify that:

1.	I am a Senior Mining Engineer with Roscoe Postle Associates Inc. of Suite 388, 1130 West Pender Street, Vancouver, BC, V6E 4A4.

2.	I am a graduate of the University of British Columbia, Vancouver, British Columbia, in 1998 with a Bachelor of Applied Science in Mining & Mineral Processing Engineering.

3.	I am registered as a Professional Engineer in the Province of British Columbia (#34935). I have worked as a mining engineer/geologist for a total of 12 since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Open pit mine planning and cost estimation

•	Project cash flow modeling and economic analysis

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Lagunas Norte Mine from November 28 to December 1, 2011 and held meetings at the Barrick office in Lima on December 2, 2011.

6.	I am responsible for the preparation of Sections 15, 16, 19, 21 and 22 and collaborated with my co-authors on Sections 1, 2, 18, 20, 25, and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 16th day of March, 2012

(Signed & Sealed) “Glen Ehasoo”

Glen A. Ehasoo, P.Eng.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 29-3

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KATHLEEN A. ALTMAN

I, Kathleen Ann Altman, Ph.D., P.E., as an author of this report entitled “Technical Report on the Lagunas Norte Mine, La Libertad Region, Peru” prepared for Barrick Gold Corporation and dated March 16, 2012, do hereby certify that:

1.	I am Principal Metallurgist with Roscoe Postle (USA) Ltd. of Suite 505, 143 Union Boulevard, Lakewood, Co., USA 80228.

2.	I am a graduate of the Colorado School of Mines in 1980 with a B.S in Metallurgical Engineering. I am a graduate of the University of Nevada, Reno Mackay School of Mines with an M.S. in Metallurgical Engineering in 1994 and a Ph.D. in Metallurgical Engineering in 1999.

3.	I am registered as a Professional Engineer in the State of Colorado (Reg. # 37556) and a Qualified Professional Member of the Mining and Metallurgical Society of America (Member # 01321QP). I have worked as a metallurgical engineer for a total of 30 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	I have worked for operating companies, including the Climax Molybdenum Company, Barrick Goldstrike, and FMC Gold in a series of positions of increasing responsibility.

•

I have worked as a consulting engineer on mining projects for approximately 15 years in roles such a process engineer, process manager, project engineer, area manager, study manager, and project manager. Projects have included scoping, prefeasibility and feasibility studies, basic engineering, detailed engineering and start-up and commissioning of new projects.

•

I was the Newmont Professor for Extractive Mineral Process Engineering in the Mining Engineering Department of the Mackay School of Earth Sciences and Engineering at the University of Nevada, Reno from 2005 to 2009.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited Lagunas Norte on November 28 and 29, 2011 attended meetings in Trujillo on November 30 and attended meetings at the Barrick office in Lima on December 1 and 2, 2011.

6.	I am responsible for Sections 13, 17, and 20 and contributed to Sections 1, 18, 19, 21, 24, 25, and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 29-4

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Sections 13, 17, and 20 and parts of Sections 1, 18, 19, 21, 24, 25, and 26 I am responsible for in the Technical Report contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 16th day of March, 2012

(Signed & Sealed) “Kathleen Ann Altman”

Kathleen Ann Altman, Ph.D., P.E.

Barrick Gold Corporation – Lagunas Norte Mine, Project # 1681
Technical Report NI 43-101 – March 16, 2012	Rev. 0 Page 29-5